Key metrics
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	694	(2,126)	596	–	16
Basic earnings/(loss) per share (CHF)	0.27	(0.83)	0.27	–	0
Diluted earnings/(loss) per share (CHF)	0.26	(0.83)	0.26	–	0
Return on equity attributable to shareholders (%)	6.7	(19.5)	5.7	–	–
Effective tax rate (%)	34.3	–	11.6	–	–
Core Results (CHF million, except where indicated)
Net revenues	5,839	5,340	5,740	9	2
Provision for credit losses	48	40	29	20	66
Total operating expenses	4,328	4,704	4,502	(8)	(4)
Income before taxes	1,463	596	1,209	145	21
Cost/income ratio (%)	74.1	88.1	78.4	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,379.9	1,376.1	1,304.2	0.3	5.8
Net new assets	25.1	3.1	24.4	–	2.9
Balance sheet statistics (CHF million)
Total assets	809,052	796,289	811,979	2	0
Net loans	283,854	279,149	276,370	2	3
Total shareholders' equity	42,540	41,902	41,702	2	2
Tangible shareholders' equity	37,661	36,937	36,669	2	3
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.9	13.5	12.7	–	–
Look-through CET1 ratio (%)	12.9	12.8	11.7	–	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.3	–	–
Look-through tier 1 leverage ratio (%)	5.1	5.2	4.6	–	–
Share information
Shares outstanding (million)	2,539.6	2,550.3	2,083.6	0	22
of which common shares issued	2,556.0	2,556.0	2,089.9	0	22
of which treasury shares	(16.4)	(5.7)	(6.3)	188	160
Book value per share (CHF)	16.75	16.43	20.01	2	(16)
Tangible book value per share (CHF)	14.83	14.48	17.60	2	(16)
Market capitalization (CHF million)	40,871	44,475	31,139	(8)	31
Number of employees (full-time equivalents)
Number of employees	46,370	46,840	46,640	(1)	(1)
See relevant tables for additional information on these metrics.

Financial Report 1Q18

Financial Report 1Q18
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,370 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers and financial institutions.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income trading business in Asia Pacific, which supports our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
In 1Q18, global economic growth eased from strong levels and inflation showed signs of increasing. Global equity markets ended the quarter lower, with European bank stocks underperforming and volatility strongly increasing. Major government bond yields were stable and the US dollar generally weakened against most major currencies. Commodities ended the quarter higher.
Economic environment
Global growth moderated during 1Q18 after its best short-term performance in years. A range of business confidence surveys and economic data eased from previously strong levels. Core inflation showed signs of increasing, with particularly strong wage growth in January. In the euro area, business sentiment declined from extremely high levels, but underlying fundamentals remained strong enough to support continued robust growth. In emerging markets, the Brazilian economic recovery gathered strength, while relatively tight monetary and fiscal policies weighed on growth in Russia.
The US Federal Reserve (Fed) raised interest rates 25 basis points at its March meeting. The European Central Bank (ECB) left policy rates unchanged. The Swiss National Bank (SNB) kept policy rates unchanged, while expressing concern about the strength of the Swiss franc. The Bank of England (BoE) suggested there could be an interest rate increase in May. Among major emerging markets, policy rates were cut in Brazil and Russia.
After a very strong start in January, global equities finished the quarter lower for the first time in two years as volatility returned to markets. The Chicago Board Options Exchange Market Volatility Index (VIX) spiked in 1Q18 far above the highs from last year (refer to the charts under "Equity markets"). Among regions, emerging market and US equities outperformed global stocks as they benefitted from the US dollar weakening, while equities in the UK and Switzerland lagged by comparison. Among sectors, IT continued to outperform despite coming under pressure at the end of the quarter. The telecommunication, energy and consumer staples sectors were the main underperformers in 1Q18. The Credit Suisse Hedge Fund Index increased 1.4% in 1Q18.
In fixed income, the US Treasury curve was flat compared to the beginning of the year, with the market repricing an anticipated Fed interest rate increase and expectations of continued subdued long-term inflation. Bond index returns turned positive for non-US dollar markets in March, impacted by the market reassessment of the ECB's and the Fed’s monetary policy actions as well as the trade dispute between the US and China. In euro rates, the German Bund curve was stable. In credit markets, corporate bond spreads widened from the historically tight level at the beginning of 1Q18. Emerging market hard-currency sovereign bond spreads also widened. Emerging market local currency bonds outperformed various investment grade and high yield segments. Refer to the charts under “Yield curves” and “Credit spreads” for further information.

The US dollar generally weakened in 1Q18, despite continued tightening of US monetary policy, as markets expected yields to catch up in other parts of the world. In addition, concerns about trade disputes have been an additional drag along with rising US budget deficits. The euro had a slightly positive performance in 1Q18 against the US dollar as the economic data for the single currency region remained robust. The Swiss franc also gained against the US dollar, but continued to depreciate slightly against the euro. The British pound continued its positive trend in 1Q18, recovering from undervalued levels and benefitting from solid economic data. In major emerging markets, the Mexican peso, the Colombian peso and the South African rand performed the best while the Turkish lira was among the currencies that depreciated the most against the US dollar in 1Q18.
The Credit Suisse Commodities Benchmark gained 2.8% in 1Q18 due to gains in energy and agriculture. Organization of Petroleum Exporting Countries production discipline helped keep oil prices elevated. Agriculture prices rose due to weather concerns in key regions. Industrial metal prices slipped during the first quarter amid fears that trade disputes would negatively impact demand. Precious metals were mixed with generally stronger gold prices versus lower prices for silver.

Market volumes (growth in %)
	Global		Europe
end of 1Q18	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	15	13	11	14
Announced mergers and acquisitions [2]	4	46	37	63
Completed mergers and acquisitions [2]	(2)	(7)	(9)	(16)
Equity underwriting [2]	(10)	(14)	(29)	(33)
Debt underwriting [2]	10	(7)	46	3
Syndicated lending – investment grade [2]	(13)	26	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
Sector environment
Bank stocks in aggregate underperformed global stocks in 1Q18, mainly due to the underperformance of European bank stocks, and ended the quarter more than 3% lower.
In private banking, market conditions remained challenging in light of political and economic uncertainty and the persistence of the low interest rate environment. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes. Despite challenging equity markets, the industry maintained a long-term fundamental growth trend and saw the continued pursuit of new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes and announced mergers and acquisitions (M&A) increased globally and in Europe compared to 4Q17 and 1Q17. Completed M&A decreased globally and in Europe compared to 4Q17 and 1Q17. Global and European equity underwriting volumes were lower compared to 4Q17 and 1Q17. Global debt underwriting volumes were higher compared to 4Q17, but lower compared to 1Q17. European debt underwriting was higher compared to 4Q17 and 1Q17. Compared to 4Q17 and 1Q17, total US fixed income trading volumes were higher, mainly driven by an increase in treasury volumes.

Credit Suisse
In 1Q18, we recorded net income attributable to shareholders of CHF 694 million. Diluted earnings per share were CHF 0.26 and return on equity attributable to shareholders was 6.7%. As of the end of 1Q18, our BIS CET1 ratio was 12.9% on a look-through basis.
Results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,585	1,565	1,633	1	(3)
Commissions and fees	3,046	3,104	3,046	(2)	0
Trading revenues	578	186	574	211	1
Other revenues	427	334	281	28	52
Net revenues	5,636	5,189	5,534	9	2
Provision for credit losses	48	43	53	12	(9)
Compensation and benefits	2,538	2,568	2,705	(1)	(6)
General and administrative expenses	1,508	1,935	1,601	(22)	(6)
Commission expenses	344	365	368	(6)	(7)
Restructuring expenses	144	137	137	5	5
Total other operating expenses	1,996	2,437	2,106	(18)	(5)
Total operating expenses	4,534	5,005	4,811	(9)	(6)
Income before taxes	1,054	141	670	–	57
Income tax expense	362	2,234	78	(84)	364
Net income/(loss)	692	(2,093)	592	–	17
Net income/(loss) attributable to noncontrolling interests	(2)	33	(4)	–	(50)
Net income/(loss) attributable to shareholders	694	(2,126)	596	–	16
Statement of operations metrics (%)
Return on regulatory capital	9.1	1.2	5.7	–	–
Cost/income ratio	80.4	96.5	86.9	–	–
Effective tax rate	34.3	–	11.6	–	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.27	(0.83)	0.27	–	0
Diluted earnings/(loss) per share	0.26	(0.83)	0.26	–	0
Return on equity (%, annualized)
Return on equity attributable to shareholders	6.7	(19.5)	5.7	–	–
Return on tangible equity attributable to shareholders [1]	7.6	(22.0)	6.5	–	–
Balance sheet statistics (CHF million)
Total assets	809,052	796,289	811,979	2	0
Risk-weighted assets [2]	271,015	271,680	263,737	0	3
Leverage exposure [2]	932,071	916,525	935,911	2	0
Number of employees (full-time equivalents)
Number of employees	46,370	46,840	46,640	(1)	(1)
1
Based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results summary
In 1Q18, Credit Suisse reported net income attributable to shareholders of CHF 694 million compared to a net loss attributable to shareholders of CHF 2,126 million in 4Q17 and net income attributable to shareholders of CHF 596 million in 1Q17.
Net revenues of CHF 5,636 million increased 9% compared to 4Q17, primarily reflecting higher net revenues in Global Markets, Swiss Universal Bank and Asia Pacific, partially offset by lower net revenues in Corporate Center. The increase in Global Markets was driven by growth across most businesses, particularly in its International Trading Solutions (ITS) franchise. The increase in Swiss Universal Bank was mainly due to significantly higher transaction-based revenues and a gain on the sale of its investment in Euroclear. The increase in Asia Pacific was driven by higher revenues in its Markets business across all revenue categories and higher revenues in its Wealth Management & Connected business, reflecting higher Private Banking revenues, partially offset by lower advisory, underwriting and financing revenues. The decrease in the Corporate Center primarily reflected negative treasury results, partially offset by higher other revenues.
Net revenues increased 2% compared to 1Q17, primarily reflecting increased net revenues in International Wealth Management, Asia Pacific and Swiss Universal Bank, partially offset by lower net revenues in Corporate Center, Investment Banking & Capital Markets and Global Markets. The increase in International Wealth Management reflected higher revenues across all revenue categories. The increase in Asia Pacific was driven by higher revenues in its Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues, and higher revenues in its Markets business across all revenue categories. The increase in Swiss Universal Bank was mainly driven by the gain on the sale of its investment in Euroclear, higher transaction-based revenues and higher recurring commissions and fees. The decrease in the Corporate Center primarily reflected movements in treasury results. The decrease in Investment Banking & Capital Markets was due to lower revenues from advisory and other fees and debt underwriting activity. The decrease in Global Markets was due to a decline in underwriting and fixed income sales and trading.
Provision for credit losses in 1Q18 was CHF 48 million, primarily related to net provisions of CHF 34 million in Swiss Universal Bank and CHF 10 million in Asia Pacific.
Total operating expenses of CHF 4,534 million decreased 9% compared to 4Q17, mainly reflecting a 22% decrease in general and administrative expenses, primarily due to lower professional services fees and lower litigation provisions.
Total operating expenses decreased 6% compared to 1Q17, primarily reflecting a 6% decrease in compensation and benefits, mainly relating to lower deferred compensation expenses from prior-year awards and lower discretionary compensation expenses, and a 6% decrease in general and administrative expenses, mainly relating to lower professional services fees.
In 1Q18, we incurred CHF 144 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 103 million were compensation and benefits-related expenses.
Income tax expense of CHF 362 million recorded in 1Q18 mainly reflected the impact of the geographical mix of results and the impact of a re-assessment of deferred tax assets in Switzerland, partially offset by the impact of tax benefits on the resolution of a tax litigation matter. Overall, net deferred tax assets decreased CHF 361 million to CHF 4,767 million during 1Q18, mainly driven by earnings, a foreign exchange impact and the re-assessment of deferred tax assets in Switzerland. Deferred tax assets on net operating losses decreased CHF 167 million to CHF 2,046 million during 1Q18. The Credit Suisse effective tax rate was 34.3% in 1Q18.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)	5,839	(203)	5,636
Provision for credit losses	34	(1)	10	4	1	0	48	0	48
Compensation and benefits	487	587	411	617	316	55	2,473	65	2,538
Total other operating expenses	347	333	336	630	152	57	1,855	141	1,996
of which general and administrative expenses	258	254	259	453	121	37	1,382	126	1,508
of which restructuring expenses	28	26	6	42	30	1	133	11	144
Total operating expenses	834	920	747	1,247	468	112	4,328	206	4,534
Income/(loss) before taxes	563	484	234	295	59	(172)	1,463	(409)	1,054
Return on regulatory capital (%)	17.9	35.7	16.9	8.5	8.1	–	13.4	–	9.1
Cost/income ratio (%)	58.3	65.6	75.4	80.7	88.6	–	74.1	–	80.4
Total assets	217,179	89,313	107,851	239,432	15,380	109,734	778,889	30,163	809,052
Goodwill	603	1,518	1,473	451	622	0	4,667	0	4,667
Risk-weighted assets [1]	70,558	37,580	33,647	57,990	20,866	28,135	248,776	22,239	271,015
Leverage exposure [1]	246,997	93,921	115,709	282,778	38,731	110,767	888,903	43,168	932,071
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Compensation and benefits	484	575	394	645	324	81	2,503	65	2,568
Total other operating expenses	386	435	308	705	135	232	2,201	236	2,437
of which general and administrative expenses	321	357	217	490	119	222	1,726	209	1,935
of which restructuring expenses	(2)	11	23	71	14	2	119	18	137
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Return on regulatory capital (%)	13.5	25.2	13.3	(5.5)	15.0	–	5.6	–	1.2
Cost/income ratio (%)	66.0	74.0	79.3	116.1	81.2	–	88.1	–	96.5
Total assets	228,857	94,753	96,497	242,159	20,803	67,591	750,660	45,629	796,289
Goodwill	610	1,544	1,496	459	633	0	4,742	0	4,742
Risk-weighted assets [1]	65,572	38,256	31,474	58,858	20,058	23,849	238,067	33,613	271,680
Leverage exposure [1]	257,054	99,267	105,585	283,809	43,842	67,034	856,591	59,934	916,525
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
Provision for credit losses	10	2	4	5	6	2	29	24	53
Compensation and benefits	483	571	424	690	348	101	2,617	88	2,705
Total other operating expenses	457	357	306	597	103	65	1,885	221	2,106
of which general and administrative expenses	325	267	220	438	101	43	1,394	207	1,601
of which restructuring expenses	52	36	19	20	2	1	130	7	137
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Return on regulatory capital (%)	12.7	23.0	10.9	9.0	23.1	–	11.4	–	5.7
Cost/income ratio (%)	69.4	76.0	82.9	80.0	74.4	–	78.4	–	86.9
Total assets	232,334	89,927	96,291	242,745	19,997	69,045	750,339	61,640	811,979
Goodwill	616	1,580	1,522	468	645	0	4,831	0	4,831
Risk-weighted assets [1]	65,639	35,794	33,077	52,061	18,602	17,180	222,353	41,384	263,737
Leverage exposure [1]	257,397	93,629	106,474	287,456	44,018	64,219	853,193	82,718	935,911
1 Disclosed on a look-through basis.

US tax reform – Tax Cuts and Jobs Act
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018.
The reform also introduced the base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, e.g. for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The tax rates applicable for banks are 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT tax regime, we continue to regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
Regulatory capital
As of the end of 1Q18, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.9% and our risk-weighted assets were CHF 271.0 billion, both on a look-through basis.
As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed regulatory changes in 1Q18, primarily in respect of credit multipliers and banking book securitizations, which resulted in additional risk-weighted assets relating to credit risk of CHF 2.0 billion.
As a result of the significant reduction in the size of the Strategic Resolution Unit over the last two years, in 1Q18 we agreed with FINMA on a change to the methodology for the allocation of risk-weighted assets relating to operational risk to our businesses to reflect the changed portfolio in the Strategic Resolution Unit. Such risk-weighted assets relating to operational risk were reduced in the Strategic Resolution Unit by CHF 8.9 billion and allocated primarily to the Corporate Center, Global Markets, Investment Banking & Capital Markets and Asia Pacific.
As previously disclosed, Credit Suisse approached FINMA with a request to review the appropriateness of the level of the risk-weighted assets relating to operational risk in the Strategic Resolution Unit, given the progress in exiting businesses and reducing the size of the division over the last two years, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. In 1Q18, we concluded discussions with FINMA and reduced the level of risk-weighted assets relating to operational risk by CHF 2.5 billion, primarily in connection with the external transfer of our US private banking business, which was reflected in the Corporate Center.
With respect to leverage exposure, in 1Q18 we increased our centrally held balance of high-quality liquid assets (HQLA) by CHF 7.6 billion, which are allocated to the Corporate Center. In addition, in 1Q18 we have realigned the allocation of HQLA to the divisions to match their actual business usage in line with our internal risk management guidelines. Any excess HQLA held by legal entities above those levels for local regulatory purposes or economic requirements are allocated to the Corporate Center. HQLA allocated to the Corporate Center and Asia Pacific increased CHF 43.2 billion and CHF 5.0 billion, respectively, as a result of these measures and decreased CHF 13.8 billion, CHF 12.6 billion, CHF 6.7 billion, CHF 6.2 billion and CHF 1.2 billion in Swiss Universal Bank, Strategic Resolution Unit, International Wealth Management, Investment Banking & Capital Management and Global Markets, respectively.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Accounting developments
In 1Q18, the Group adopted Accounting Standard Update 2014-09 “Revenue from Contracts with Customers”, a new US GAAP standard pertaining to revenue recognition, which was implemented using the modified retrospective approach with a transition adjustment reducing retained earnings by CHF 45 million, net of tax, without restating comparative periods. The new revenue recognition criteria require a change in the gross and net presentation of certain revenues and expenses, including in relation to certain underwriting and brokerage transactions, with most of the impact reflected in our Investment Banking & Capital Markets, Global Markets and Asia Pacific divisions. Both revenues and expenses increased CHF 15 million in Investment Banking & Capital Markets and CHF 8 million in Global Markets and decreased CHF 7 million in Asia Pacific.
In 1Q18, the Group also adopted a new US GAAP standard pertaining to the presentation of net periodic benefit costs of pension and other post-retirement costs, which was implemented retrospectively by restating comparative periods. The new presentation criteria require the service cost component of the net periodic benefit cost to be presented as a compensation expense while other components are to be presented as non-compensation expenses.
Core Results
In 1Q18, Core Results net revenues of CHF 5,839 million increased 9% compared to 4Q17, primarily reflecting higher net revenues in Global Markets, Asia Pacific and Swiss Universal Bank, partially offset by lower net revenues in Corporate Center. Provision for credit losses was CHF 48 million, primarily related to a net provision for credit losses of CHF 34 million in Swiss Universal Bank and CHF 10 million in Asia Pacific. Total operating expenses of CHF 4,328 million decreased 8% compared to 4Q17, mainly reflecting a 20% decrease in general and administrative expenses. The decrease in general and administrative expenses was primarily related to the Corporate Center, International Wealth Management and Swiss Universal Bank.
Core Results net revenues increased 2% compared to 1Q17, primarily reflecting increased net revenues in International Wealth Management, Asia Pacific and Swiss Universal Bank, partially offset by lower net revenues in Corporate Center, Investment Banking & Capital Markets and Global Markets. Total operating expenses decreased 4% compared to 1Q17, primarily reflecting a 6% decrease in compensation and benefits. The decrease in compensation and benefits primarily related to Global Markets, the Corporate Center and Investment Banking & Capital Markets.

Reconciliation of adjusted results
Adjusted results referred to in this earnings release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
1Q18 (CHF million)
Net revenues	1,431	1,403	991	1,546	528	(60)	5,839	(203)	5,636
Real estate gains	0	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	(73)	0	(73)
Net revenues adjusted	1,394	1,367	991	1,546	528	(60)	5,766	(204)	5,562
Provision for credit losses	34	(1)	10	4	1	0	48	0	48
Total operating expenses	834	920	747	1,247	468	112	4,328	206	4,534
Restructuring expenses	(28)	(26)	(6)	(42)	(30)	(1)	(133)	(11)	(144)
Major litigation provisions	0	0	(48)	0	0	0	(48)	(37)	(85)
Total operating expenses adjusted	806	894	693	1,205	438	111	4,147	158	4,305
Income/(loss) before taxes	563	484	234	295	59	(172)	1,463	(409)	1,054
Total adjustments	(9)	(10)	54	42	30	1	108	47	155
Adjusted income/(loss) before taxes	554	474	288	337	89	(171)	1,571	(362)	1,209
Adjusted return on regulatory capital (%)	17.6	34.9	20.8	9.8	12.4	–	14.4	–	10.5
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
(Gains)/losses on business sales	0	28	0	0	0	0	28	0	28
Net revenues adjusted	1,318	1,392	885	1,163	565	45	5,368	(151)	5,217
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Restructuring expenses	2	(11)	(23)	(71)	(14)	(2)	(119)	(18)	(137)
Major litigation provisions	(7)	(31)	0	0	0	(127)	(165)	(90)	(255)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	865	968	679	1,271	445	184	4,412	193	4,605
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Total adjustments	5	70	23	79	14	129	320	108	428
Adjusted income/(loss) before taxes	438	410	199	(116)	121	(136)	916	(347)	569
Adjusted return on regulatory capital (%)	13.7	30.5	15.0	(3.3)	16.9	–	8.6	–	5.0
1Q17 (CHF million)
Net revenues	1,354	1,221	881	1,609	606	69	5,740	(206)	5,534
(Gains)/losses on business sales	0	0	0	0	0	23	23	(38)	(15)
Net revenues adjusted	1,354	1,221	881	1,609	606	92	5,763	(244)	5,519
Provision for credit losses	10	2	4	5	6	2	29	24	53
Total operating expenses	940	928	730	1,287	451	166	4,502	309	4,811
Restructuring expenses	(52)	(36)	(19)	(20)	(2)	(1)	(130)	(7)	(137)
Major litigation provisions	(27)	0	0	0	0	0	(27)	(70)	(97)
Total operating expenses adjusted	861	892	711	1,267	449	165	4,345	232	4,577
Income/(loss) before taxes	404	291	147	317	149	(99)	1,209	(539)	670
Total adjustments	79	36	19	20	2	24	180	39	219
Adjusted income/(loss) before taxes	483	327	166	337	151	(75)	1,389	(500)	889
Adjusted return on regulatory capital (%)	15.1	25.8	12.3	9.6	23.4	–	13.1	–	7.5

Core Results by business activity
in	1Q18								4Q17	1Q17
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	762	1,043	455		–	–	–	2,260	2,040	2,005
of which net interest income	428	388	159		–	–	–	975	955	923
of which recurring	206	307	111		–	–	–	624	616	577
of which transaction-based	109	311	185		–	–	–	605	468	504
Provision for credit losses	10	(1)	4		–	–	–	13	31	18
Total operating expenses	487	643	281		–	–	–	1,411	1,448	1,448
Income before taxes	265	401	170		–	–	–	836	561	539
Related to corporate & institutional banking
Net revenues	669	–	–		–	–	–	669	592	643
of which net interest income	303	–	–		–	–	–	303	301	313
of which recurring	174	–	–		–	–	–	174	159	165
of which transaction-based	190	–	–		–	–	–	190	146	180
Provision for credit losses	24	–	–		–	–	–	24	5	(2)
Total operating expenses	347	–	–		–	–	–	347	366	402
Income before taxes	298	–	–		–	–	–	298	221	243
Related to investment banking
Net revenues	–	–	536		1,546	528	–	2,610	2,222	2,685
of which fixed income sales and trading	–	–	85		860	–	–	945	570	924
of which equity sales and trading	–	–	243		490	–	–	733	614	722
of which underwriting and advisory	–	–	208	[1]	288	531	–	1,027	1,117	1,102
Provision for credit losses	–	–	6		4	1	–	11	7	11
Total operating expenses	–	–	466		1,247	468	–	2,181	2,240	2,200
Income/(loss) before taxes	–	–	64		295	59	–	418	(25)	474
Related to asset management
Net revenues	–	360	–		–	–	–	360	441	338
Total operating expenses	–	277	–		–	–	–	277	337	286
Income before taxes	–	83	–		–	–	–	83	104	52
Related to corporate center
Net revenues	–	–	–		–	–	(60)	(60)	45	69
Provision for credit losses	–	–	–		–	–	0	0	(3)	2
Total operating expenses	–	–	–		–	–	112	112	313	166
Loss before taxes	–	–	–		–	–	(172)	(172)	(265)	(99)
Total
Net revenues	1,431	1,403	991		1,546	528	(60)	5,839	5,340	5,740
Provision for credit losses	34	(1)	10		4	1	0	48	40	29
Total operating expenses	834	920	747		1,247	468	112	4,328	4,704	4,502
Income/(loss) before taxes	563	484	234		295	59	(172)	1,463	596	1,209
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

employees and other HEADCOUNT
There were 46,370 Group employees as of the end of 1Q18, a decrease of 470 compared to 4Q17, mainly relating to the impact of our cost efficiency initiatives, primarily in Swiss Universal Bank, Global Markets, International Wealth Management and Investment Banking & Capital Markets. The number of outsourced roles, contractors and consultants decreased by 560 compared to 4Q17.
Employees and other headcount
end of	1Q18	4Q17	1Q17
Employees (full-time equivalents)
Swiss Universal Bank	12,420	12,600	12,740
International Wealth Management	10,170	10,250	10,010
Asia Pacific	7,270	7,230	7,080
Global Markets	11,610	11,740	11,600
Investment Banking & Capital Markets	3,120	3,190	3,210
Strategic Resolution Unit	1,480	1,530	1,690
Corporate Center	300	300	310
Total employees	46,370	46,840	46,640
Other headcount
Outsourced roles, contractors and consultants	20,950	21,510	22,800
Total employees and other headcount	67,320	68,350	69,440
Information and developments
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
International Trading Solutions
As previously disclosed, effective July 1, 2017 the Global Markets division entered into an agreement with Swiss Universal Bank and International Wealth Management whereby it provides centralized trading and sales services to private and institutional clients across the three divisions. These services are now managed as a single business within the Global Markets division, referred to as ITS. ITS is expected to provide aligned market strategies, significant cost synergies and enhanced client focus. In exceptional circumstances the agreement may be modified by a formal Executive Board decision and notification to the Audit Committee and Board of Directors.
Effective in 1Q18, the agreement calls for sharing the economic outcome of the business among the three divisions, including fixed minimum payment amounts to the International Wealth Management and Swiss Universal Bank divisions for each financial reporting period.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 1Q18, 37% and 24% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 1Q18, total assets at fair value recorded as level 3 decreased CHF 1.8 billion to CHF 14.8 billion compared to the end of 4Q17, primarily reflecting net purchases, mainly in trading assets, and net settlements, mainly in loans.
As of the end of 1Q18, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, unchanged from 4Q17.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse and “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair valuations, fair value hierarchies and models.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
Since March 2018, the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) designated a number of Russian business people, Russian government officials and certain related companies as specifically designated nationals (SDNs), blocking their assets and prohibiting further dealings within US jurisdiction with the newly designated SDNs and their direct and indirect subsidiaries. Those measures respond to Russia’s activities in Ukraine, Syria and cyberspace. OFAC issued two new general licenses concurrently with the designations to reduce unintended consequences of these sanctions by providing a limited time period to wind down pre-existing contracts and divest or withdraw from business relationships with some of the newly sanctioned persons. Further sanctions are possible, and the possible effects of related disruptions may include an adverse impact on our businesses.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2017 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 1Q18, we reported income before taxes of CHF 563 million and net revenues of CHF 1,431 million. Income before taxes was 30% and 39% higher compared to 4Q17 and 1Q17, respectively. Adjusted income before taxes increased 26% and 15% compared to 4Q17 and 1Q17, respectively.
results summary
1Q18 results
In 1Q18, we reported income before taxes of CHF 563 million and net revenues of CHF 1,431 million. Compared to 4Q17, net revenues were 9% higher, mainly due to significantly higher transaction-based revenues and a gain of CHF 37 million on the sale of our investment in Euroclear reflected in other revenues. Provision for credit losses was CHF 34 million compared to CHF 15 million in 4Q17. Total operating expenses were 4% lower compared to 4Q17, primarily reflecting significantly lower general and administrative expenses, partially offset by higher restructuring expenses.
Compared to 1Q17, net revenues were 6% higher, mainly driven by the gain on the sale of our investment in Euroclear reflected in other revenues, higher transaction-based revenues and higher recurring commissions and fees. Provision for credit losses was CHF 34 million compared to CHF 10 million in 1Q17. Total operating expenses were 11% lower compared to 1Q17, primarily reflecting significantly lower general and administrative expenses, significantly lower restructuring expenses and lower commission expenses.
Adjusted income before taxes of CHF 554 million was 26% and 15% higher compared to 4Q17 and 1Q17, respectively.
Capital and leverage metrics
As of the end of 1Q18, we reported risk-weighted assets of CHF 70.6 billion, an increase of CHF 5.0 billion compared to the end of 4Q17, driven by changes in certain synthetic loan portfolio securitizations, methodology and policy changes mainly reflecting the phase-in of the Swiss mortgage multipliers and business growth. Leverage exposure was CHF 247.0 billion, reflecting a decrease of CHF 10.1 billion compared to the end of 4Q17, driven by the realignment of our HQLA allocations, partially offset by business growth.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,431	1,318	1,354	9	6
Provision for credit losses	34	15	10	127	240
Compensation and benefits	487	484	483	1	1
General and administrative expenses	258	321	325	(20)	(21)
Commission expenses	61	67	80	(9)	(24)
Restructuring expenses	28	(2)	52	–	(46)
Total other operating expenses	347	386	457	(10)	(24)
Total operating expenses	834	870	940	(4)	(11)
Income before taxes	563	433	404	30	39
Statement of operations metrics (%)
Return on regulatory capital	17.9	13.5	12.7	–	–
Cost/income ratio	58.3	66.0	69.4	–	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,420	12,600	12,740	(1)	(3)
Number of relationship managers	1,850	1,840	1,870	1	(1)

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenue detail (CHF million)
Private Clients	762	726	711	5	7
Corporate & Institutional Clients	669	592	643	13	4
Net revenues	1,431	1,318	1,354	9	6
Net revenue detail (CHF million)
Net interest income	731	729	726	0	1
Recurring commissions and fees	380	367	362	4	5
Transaction-based revenues	299	235	280	27	7
Other revenues	21	(13)	(14)	–	–
Net revenues	1,431	1,318	1,354	9	6
Provision for credit losses (CHF million)
New provisions	47	32	38	47	24
Releases of provisions	(13)	(17)	(28)	(24)	(54)
Provision for credit losses	34	15	10	127	240
Balance sheet statistics (CHF million)
Total assets	217,179	228,857	232,334	(5)	(7)
Net loans	166,537	165,041	166,078	1	0
of which Private Clients	112,033	111,222	110,190	1	2
Risk-weighted assets	70,558	65,572	65,639	8	7
Leverage exposure	246,997	257,054	257,397	(4)	(4)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	762	726	711	669	592	643	1,431	1,318	1,354
Gains on business sales	(19)	0	0	(18)	0	0	(37)	0	0
Adjusted net revenues	743	726	711	651	592	643	1,394	1,318	1,354
Provision for credit losses	10	10	12	24	5	(2)	34	15	10
Total operating expenses	487	504	538	347	366	402	834	870	940
Restructuring expenses	(22)	1	(47)	(6)	1	(5)	(28)	2	(52)
Major litigation provisions	0	(2)	0	0	(5)	(27)	0	(7)	(27)
Adjusted total operating expenses	465	503	491	341	362	370	806	865	861
Income before taxes	265	212	161	298	221	243	563	433	404
Total adjustments	3	1	47	(12)	4	32	(9)	5	79
Adjusted income before taxes	268	213	208	286	225	275	554	438	483
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.6	13.7	15.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private clients
Results
In 1Q18, income before taxes of CHF 265 million was 25% higher compared to 4Q17, with higher net revenues and lower total operating expenses. Compared to 1Q17, income before taxes increased 65%, primarily reflecting higher net revenues and lower total operating expenses. Adjusted income before taxes of CHF 268 million increased 26% and 29% compared to 4Q17 and 1Q17, respectively.
Net revenues
Compared to 4Q17, net revenues of CHF 762 million were 5% higher, mainly driven by significantly higher transaction-based revenues and a gain of CHF 19 million on the sale of our investment in Euroclear reflected in other revenues. Transaction-based revenues of CHF 109 million were 22% higher, mainly due to significantly increased revenues from ITS and significantly higher brokerage and product issuing fees. Net interest income of CHF 428 million was stable with stable loan margins and higher deposit margins on stable average loan and deposit volumes. Recurring commissions and fees of CHF 206 million were stable. Adjusted net revenues of CHF 743 million were slightly higher compared to 4Q17.
Compared to 1Q17, net revenues increased 7% reflecting higher revenues across all revenue categories, including the gain on the sale of our investment in Euroclear. Net interest income was 4% higher with slightly higher loan margins on slightly higher average loan volumes and higher deposit margins on higher average deposit volumes. Recurring commissions and fees increased 5%, primarily due to increased investment advisory fees, higher discretionary mandate management fees and slightly higher security account and custody services fees. Transaction-based revenues were 9% higher, mainly driven by higher fees from foreign exchange client business and higher brokerage and product issuing fees. Adjusted net revenues were 5% higher compared to 1Q17.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 1Q18, Private Clients recorded provision for credit losses of CHF 10 million compared to CHF 10 million in 4Q17 and CHF 12 million in 1Q17. The provisions were primarily related to our consumer finance business.
Results - Private Clients
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	762	726	711	5	7
Provision for credit losses	10	10	12	0	(17)
Compensation and benefits	277	275	264	1	5
General and administrative expenses	162	200	181	(19)	(10)
Commission expenses	26	30	46	(13)	(43)
Restructuring expenses	22	(1)	47	–	(53)
Total other operating expenses	210	229	274	(8)	(23)
Total operating expenses	487	504	538	(3)	(9)
Income before taxes	265	212	161	25	65
Statement of operations metrics (%)
Cost/income ratio	63.9	69.4	75.7	–	–
Net revenue detail (CHF million)
Net interest income	428	428	413	0	4
Recurring commissions and fees	206	208	197	(1)	5
Transaction-based revenues	109	89	100	22	9
Other revenues	19	1	1	–	–
Net revenues	762	726	711	5	7
Margins on assets under management (annualized) (bp)
Gross margin [1]	147	140	146	–	–
Net margin [2]	51	41	33	–	–
Number of relationship managers
Number of relationship managers	1,310	1,300	1,330	1	(2)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Total operating expenses
Compared to 4Q17, total operating expenses of CHF 487 million were slightly lower mainly reflecting significantly lower general and administrative expenses, partially offset by higher restructuring expenses. General and administrative expenses of CHF 162 million were 19% lower, primarily due to lower advertising and marketing expenses and lower professional and contractor services fees. Restructuring expenses increased CHF 23 million to CHF 22 million. Compensation and benefits of CHF 277 million were stable with higher deferred compensation expenses from prior-year awards and higher discretionary compensation expenses, offset by lower allocated corporate function costs and lower salary expenses. Adjusted total operating expenses of CHF 465 million decreased 8% compared to 4Q17.
Compared to 1Q17, total operating expenses decreased 9%, reflecting significantly lower restructuring expenses, lower commission expenses and lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses were 10% lower, primarily due to decreased allocated corporate function costs and lower professional and contractor services fees. Compensation and benefits were 5% higher, primarily reflecting higher deferred compensation expenses from prior-year awards and a lower release of Swiss holiday accruals in 1Q18. Adjusted total operating expenses decreased 5% compared to 1Q17.
margins
Gross margin
Our gross margin was 147 basis points in 1Q18, seven basis points higher compared to 4Q17, mainly driven by higher transaction-based revenues and the gain on the sale of our investment in Euroclear on stable average assets under management. Compared to 1Q17, our gross margin increased one basis point, with higher revenues across all revenue categories mostly offset by a 6.5% increase in average assets under management. On the basis of adjusted net revenues, our gross margin was 143 basis points in 1Q18, three basis points higher compared to 4Q17 and three basis points lower compared to 1Q17.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 51 basis points in 1Q18, ten basis points higher compared to 4Q17, reflecting higher net revenues and lower total operating expenses on stable average assets under management. Compared to 1Q17, our net margin was 18 basis points higher, primarily due to higher net revenues and lower total operating expenses, partially offset by the 6.5% higher average assets under management. On the basis of adjusted income before taxes, our net margin was 52 basis points in 1Q18, eleven basis points higher compared to 4Q17 and nine basis points higher compared to 1Q17.
Assets under management
As of the end of 1Q18, assets under management of CHF 206.7 billion were CHF 1.6 billion lower compared to the end of 4Q17, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 2.7 billion. Net new assets reflected positive contributions from all businesses.

Assets under management – Private Clients
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Assets under management (CHF billion)
Assets under management	206.7	208.3	198.2	(0.8)	4.3
Average assets under management	207.8	208.0	195.2	(0.1)	6.5
Assets under management by currency (CHF billion)
USD	30.3	30.5	29.8	(0.7)	1.7
EUR	23.1	22.9	19.5	0.9	18.5
CHF	143.2	145.0	140.4	(1.2)	2.0
Other	10.1	9.9	8.5	2.0	18.8
Assets under management	206.7	208.3	198.2	(0.8)	4.3
Growth in assets under management (CHF billion)
Net new assets	2.7	0.0	2.0	–	–
Other effects	(4.3)	2.2	4.0	–	–
of which market movements	(3.6)	2.5	4.8	–	–
of which foreign exchange	(0.4)	0.8	(0.6)	–	–
of which other	(0.3)	(1.1)	(0.2)	–	–
Growth in assets under management	(1.6)	2.2	6.0	–	–
Growth in assets under management (annualized) (%)
Net new assets	5.2	0.0	4.2	–	–
Other effects	(8.3)	4.3	8.3	–	–
Growth in assets under management (annualized)	(3.1)	4.3	12.5	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7	2.4	1.0	–	–
Other effects	1.6	6.0	5.7	–	–
Growth in assets under management (rolling four-quarter average)	4.3	8.4	6.7	–	–
Corporate & institutional clients
Results
In 1Q18, income before taxes of CHF 298 million was 35% higher compared to 4Q17, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses. Compared to 1Q17, income before taxes increased 23%, primarily due to lower total operating expenses and higher net revenues, partially offset by higher provision for credit losses. Adjusted income before taxes of CHF 286 million increased 27% and 4% compared to 4Q17 and 1Q17, respectively.
Net revenues
Compared to 4Q17, net revenues of CHF 669 million were 13% higher with higher revenues across all revenue categories. Transaction-based revenues of CHF 190 million were 30% higher, primarily due to increased revenues from ITS, higher revenues from our Swiss investment banking business and increased client activity. The increase in other revenues reflected a gain of CHF 18 million on the sale of our investment in Euroclear. Recurring commissions and fees of CHF 174 million were 9% higher, mainly due to increased wealth structuring solution fees and higher fees from lending activities. Net interest income of CHF 303 million was stable, with stable loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes. Adjusted net revenues of CHF 651 million increased 10% compared to 4Q17.
Compared to 1Q17, net revenues were 4% higher, reflecting the gain on the sale of our investment in Euroclear reflected in other revenues, higher transaction-based revenues and higher recurring commissions and fees, partially offset by slightly lower net interest income. Transaction-based revenues increased 6%, mainly due to higher fees from foreign exchange client business. Recurring commissions and fees increased 5%, primarily reflecting increased wealth structuring solution fees and higher investment product management fees, partially offset by lower fees from lending activities. Net interest income decreased slightly with slightly higher loan margins on slightly lower average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Adjusted net revenues were stable compared to 1Q17.

Results – Corporate & Institutional Clients
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	669	592	643	13	4
Provision for credit losses	24	5	(2)	380	–
Compensation and benefits	210	209	219	0	(4)
General and administrative expenses	96	121	144	(21)	(33)
Commission expenses	35	37	34	(5)	3
Restructuring expenses	6	(1)	5	–	20
Total other operating expenses	137	157	183	(13)	(25)
Total operating expenses	347	366	402	(5)	(14)
Income before taxes	298	221	243	35	23
Statement of operations metrics (%)
Cost/income ratio	51.9	61.8	62.5	–	–
Net revenue detail (CHF million)
Net interest income	303	301	313	1	(3)
Recurring commissions and fees	174	159	165	9	5
Transaction-based revenues	190	146	180	30	6
Other revenues	2	(14)	(15)	–	–
Net revenues	669	592	643	13	4
Number of relationship managers
Number of relationship managers	540	540	540	0	0
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 1Q18, Corporate & Institutional Clients recorded provision for credit losses of CHF 24 million compared to CHF 5 million in 4Q17 and a release of provision for credit losses of CHF 2 million in 1Q17. The increase compared to 4Q17 and 1Q17 reflected higher new provisions mainly related to two individual cases as well as a recovery case of CHF 8 million in 4Q17 and a release of provision for credit losses in 1Q17.
Total operating expenses
Compared to 4Q17, total operating expenses of CHF 347 million were 5% lower, with significantly lower general and administrative expenses, partially offset by higher restructuring expenses. General and administrative expenses of CHF 96 million decreased 21%, mainly reflecting lower allocated corporate function costs, lower professional services fees and lower litigation provisions. Compensation and benefits of CHF 210 million were stable with higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, offset by lower salary expenses and lower social security expenses.
Compared to 1Q17, total operating expenses decreased 14%, primarily due to significantly lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 33% mainly due to the litigation provisions in 1Q17. Compensation and benefits decreased 4%, primarily driven by lower allocated corporate function costs and lower salary expenses. Adjusted total operating expenses of CHF 341 million decreased 8% compared to 1Q17.
Assets under management
As of the end of 1Q18, assets under management of CHF 352.0 billion were CHF 2.7 billion lower compared to the end of 4Q17, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 3.8 billion.

International Wealth Management
In 1Q18, we reported income before taxes of CHF 484 million and net revenues of CHF 1,403 million. Income before taxes was 42% and 66% higher compared to 4Q17 and 1Q17, respectively. Adjusted income before taxes increased 16% and 45% compared to 4Q17 and 1Q17, respectively.
Results summary
1Q18 results
In 1Q18, we reported income before taxes of CHF 484 million and net revenues of CHF 1,403 million. Compared to 4Q17, net revenues increased slightly, primarily driven by higher other revenues partially offset by lower transaction- and performance-based revenues, mainly as 4Q17 included year-end performance and placement fees. In 1Q18, a release of provision for credit losses of CHF 1 million was recorded compared to provision for credit losses of CHF 14 million in 4Q17. Total operating expenses were 9% lower compared to 4Q17, mainly driven by significantly lower general and administrative expenses.
Compared to 1Q17, net revenues increased 15%, reflecting higher revenues across all revenue categories. In 1Q18, a release of provision for credit losses of CHF 1 million was recorded compared to provision for credit losses of CHF 2 million in 1Q17. Total operating expenses were stable with lower general and administrative expenses and lower restructuring expenses offset by slightly higher compensation and benefits.
Adjusted income before taxes of CHF 474 million increased 16% and 45% compared to 4Q17 and 1Q17, respectively.
Capital and leverage metrics
As of the end of 1Q18, we reported risk-weighted assets of CHF 37.6 billion, slightly lower compared to the end of 4Q17, primarily driven by the new operational risk allocation key and foreign exchange-related movements. This decrease was partially offset by business growth. Leverage exposure of CHF 93.9 billion was 5% lower compared to the end of 4Q17, mainly driven by the realignment of our HQLA allocations, partially offset by business growth.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,403	1,364	1,221	3	15
Provision for credit losses	(1)	14	2	–	–
Compensation and benefits	587	575	571	2	3
General and administrative expenses	254	357	267	(29)	(5)
Commission expenses	53	67	54	(21)	(2)
Restructuring expenses	26	11	36	136	(28)
Total other operating expenses	333	435	357	(23)	(7)
Total operating expenses	920	1,010	928	(9)	(1)
Income before taxes	484	340	291	42	66
Statement of operations metrics (%)
Return on regulatory capital	35.7	25.2	23.0	–	–
Cost/income ratio	65.6	74.0	76.0	–	–
Number of employees (full-time equivalents)
Number of employees	10,170	10,250	10,010	(1)	2

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenue detail (CHF million)
Private Banking	1,043	923	883	13	18
Asset Management	360	441	338	(18)	7
Net revenues	1,403	1,364	1,221	3	15
Net revenue detail (CHF million)
Net interest income	388	380	342	2	13
Recurring commissions and fees	547	553	513	(1)	7
Transaction- and performance-based revenues	433	521	366	(17)	18
Other revenues	35	(90)	0	–	–
Net revenues	1,403	1,364	1,221	3	15
Provision for credit losses (CHF million)
New provisions	5	22	6	(77)	(17)
Releases of provisions	(6)	(8)	(4)	(25)	50
Provision for credit losses	(1)	14	2	–	–
Balance sheet statistics (CHF million)
Total assets	89,313	94,753	89,927	(6)	(1)
Net loans	51,454	50,474	46,097	2	12
of which Private Banking	51,448	50,429	45,780	2	12
Risk-weighted assets	37,580	38,256	35,794	(2)	5
Leverage exposure	93,921	99,267	93,629	(5)	0
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	1,043	923	883	360	441	338	1,403	1,364	1,221
(Gains)/losses on business sales	(37)	0	0	1	28	0	(36)	28	0
Adjusted net revenues	1,006	923	883	361	469	338	1,367	1,392	1,221
Provision for credit losses	(1)	14	2	0	0	0	(1)	14	2
Total operating expenses	643	673	642	277	337	286	920	1,010	928
Restructuring expenses	(18)	(8)	(23)	(8)	(3)	(13)	(26)	(11)	(36)
Major litigation provisions	0	(31)	0	0	0	0	0	(31)	0
Adjusted total operating expenses	625	634	619	269	334	273	894	968	892
Income before taxes	401	236	239	83	104	52	484	340	291
Total adjustments	(19)	39	23	9	31	13	(10)	70	36
Adjusted income before taxes	382	275	262	92	135	65	474	410	327
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	34.9	30.5	25.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results
In 1Q18, income before taxes of CHF 401 million increased 70% compared to 4Q17, reflecting higher net revenues, lower total operating expenses and lower provision for credit losses. Compared to 1Q17, income before taxes increased 68%, mainly driven by higher net revenues. Adjusted income before taxes of CHF 382 million increased 39% and 46% compared to 4Q17 and 1Q17, respectively.
Net revenues
Compared to 4Q17, net revenues of CHF 1,043 million were 13% higher, driven by significantly higher transaction- and performance-based revenues and higher other revenues. Transaction- and performance-based revenues of CHF 311 million increased 32%, driven by higher revenues from ITS, significantly higher brokerage and product issuing fees including high levels of structured product issuances, and higher fees from foreign exchange client business. Higher client activity was supported by the capabilities of ITS in providing proactive advice in a more volatile environment. These increases were partially offset by the absence of performance fees recorded in 4Q17. Other revenues increased due to the gain on the sale of our investment in Euroclear of CHF 37 million in 1Q18. Net interest income of CHF 388 million increased slightly, reflecting higher deposit margins on slightly lower average deposit volumes, partially offset by lower loan margins on stable average loan volumes. Recurring commissions and fees of CHF 307 million were stable. Adjusted net revenues of CHF 1,006 million increased 9% compared to 4Q17.
Compared to 1Q17, net revenues increased 18%, reflecting higher revenues across all revenue categories. Transaction- and performance-based revenues increased 24%, mainly reflecting significantly higher brokerage and product issuing fees including the high levels of structured product issuances. Higher client activity was supported by the capabilities of ITS in providing proactive advice in a more volatile environment. Net interest income increased 13%, reflecting higher deposit margins and lower loan margins on higher average deposit and loan volumes. Other revenues increased due to the gain on the sale of our investment in Euroclear. Recurring commissions and fees increased 6% mainly from higher investment product management fees. Adjusted net revenues increased 14% compared to 1Q17.
Results – Private Banking
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,043	923	883	13	18
Provision for credit losses	(1)	14	2	–	–
Compensation and benefits	411	357	393	15	5
General and administrative expenses	176	255	185	(31)	(5)
Commission expenses	38	53	41	(28)	(7)
Restructuring expenses	18	8	23	125	(22)
Total other operating expenses	232	316	249	(27)	(7)
Total operating expenses	643	673	642	(4)	0
Income before taxes	401	236	239	70	68
Statement of operations metrics (%)
Cost/income ratio	61.6	72.9	72.7	–	–
Net revenue detail (CHF million)
Net interest income	388	380	342	2	13
Recurring commissions and fees	307	308	290	0	6
Transaction- and performance-based revenues	311	235	250	32	24
Other revenues	37	0	1	–	–
Net revenues	1,043	923	883	13	18
Margins on assets under management (annualized) (bp)
Gross margin [1]	114	101	108	–	–
Net margin [2]	44	26	29	–	–
Number of relationship managers
Number of relationship managers	1,130	1,130	1,120	0	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 1Q18, a release of provision for credit losses of CHF 1 million was recorded, compared to provision for credit losses of CHF 14 million in 4Q17 and CHF 2 million in 1Q17.
Total operating expenses
Compared to 4Q17, total operating expenses of CHF 643 million were 4% lower, mainly due to significantly lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses of CHF 176 million decreased 31%, mainly reflecting significantly lower litigation provisions, lower allocated corporate function costs and lower professional services fees. Compensation and benefits of CHF 411 million increased 15%, mainly due to higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 625 million were stable compared to 4Q17.
Compared to 1Q17, total operating expenses were stable, reflecting higher compensation and benefits, offset by lower general and administrative expenses and lower restructuring expenses. Compensation and benefits increased 5%, mainly reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards, partially offset by lower salary expenses. General and administrative expenses decreased 5%, mainly reflecting lower contractor and professional services fees.
margins
Gross margin
Our gross margin was 114 basis points in 1Q18, an increase of 13 basis points compared to 4Q17, primarily driven by significantly higher transaction- and performance-based revenues and the gain on the sale of our investment in Euroclear on stable average assets under management. Our gross margin was six basis points higher compared to 1Q17, mainly reflecting higher revenues across all revenue categories, partially offset by a 12.1% increase in average assets under management. On the basis of adjusted net revenues, our gross margin was 110 basis points in 1Q18, nine basis points higher compared to 4Q17 and two basis points higher compared to 1Q17.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 44 basis points in 1Q18, 18 basis points higher compared to 4Q17, mainly reflecting higher net revenues and lower total operating expenses on stable average assets under management. Our net margin was 15 basis points higher compared to 1Q17, mainly reflecting higher net revenues, partially offset by the 12.1% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 42 basis points in 1Q18, twelve basis points higher compared to 4Q17 and ten basis points higher compared to 1Q17.

Assets under management
As of the end of 1Q18, assets under management of CHF 370.0 billion were CHF 3.1 billion higher compared to the end of 4Q17, reflecting net new assets of CHF 5.5 billion, partially offset by unfavorable foreign exchange-related movements. Net new assets mainly reflected inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Assets under management (CHF billion)
Assets under management	370.0	366.9	336.2	0.8	10.1
Average assets under management	366.3	365.2	326.9	0.3	12.1
Assets under management by currency (CHF billion)
USD	164.5	162.9	153.7	1.0	7.0
EUR	116.3	114.1	97.4	1.9	19.4
CHF	22.4	23.0	21.4	(2.6)	4.7
Other	66.8	66.9	63.7	(0.1)	4.9
Assets under management	370.0	366.9	336.2	0.8	10.1
Growth in assets under management (CHF billion)
Net new assets	5.5	2.7	4.7	–	–
Other effects	(2.4)	8.9	8.3	–	–
of which market movements	(0.4)	5.5	9.2	–	–
of which foreign exchange	(3.1)	2.7	(3.1)	–	–
of which other	1.1	0.7	2.2	–	–
Growth in assets under management	3.1	11.6	13.0	–	–
Growth in assets under management (annualized) (%)
Net new assets	6.0	3.0	5.8	–	–
Other effects	(2.6)	10.1	10.3	–	–
Growth in assets under management (annualized)	3.4	13.1	16.1	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.9	4.8	5.2	–	–
Other effects	5.2	8.7	11.9	–	–
Growth in assets under management (rolling four-quarter average)	10.1	13.5	17.1	–	–

Asset management
Results – Asset Management
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	360	441	338	(18)	7
Provision for credit losses	0	0	0	–	–
Compensation and benefits	176	218	178	(19)	(1)
General and administrative expenses	78	102	82	(24)	(5)
Commission expenses	15	14	13	7	15
Restructuring expenses	8	3	13	167	(38)
Total other operating expenses	101	119	108	(15)	(6)
Total operating expenses	277	337	286	(18)	(3)
Income before taxes	83	104	52	(20)	60
Statement of operations metrics (%)
Cost/income ratio	76.9	76.4	84.6	–	–
Net revenue detail (CHF million) [1]
Management fees	267	263	243	2	10
Performance and placement revenues	27	159	40	(83)	(33)
Investment and partnership income	66	19	55	247	20
Net revenues	360	441	338	(18)	7
of which recurring commissions and fees	240	245	223	(2)	8
of which transaction- and performance-based revenues	122	286	116	(57)	5
of which other revenues	(2)	(90)	(1)	(98)	100
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

1 Prior periods have been reclassified to conform to the current presentation.
Results
Income before taxes of CHF 83 million decreased 20% compared to 4Q17, with lower net revenues partially offset by lower total operating expenses. Income before taxes increased 60% compared to 1Q17, reflecting higher net revenues and slightly lower total operating expenses. Adjusted income before taxes of CHF 92 million decreased 32% compared to 4Q17 and increased 42% compared to 1Q17.
We completed the spin-off of a management company for a quantitative fund relating to our systematic market making business while retaining an economic interest in the management company and the fund. Revenues from this interest are recognized as investment and partnership income rather than management fees and performance and placement revenues as previously reported. Prior periods have been reclassified to conform to the current presentation.
Net revenues
Compared to 4Q17, net revenues of CHF 360 million decreased 18%, mainly driven by lower performance and placement revenues, partially offset by higher investment and partnership income. Performance and placement revenues decreased CHF 132 million to CHF 27 million, mainly due to year-end performance fees and higher placement fees in 4Q17. Investment and partnership income increased CHF 47 million to CHF 66 million, mainly due to the investment loss of CHF 43 million from Asset Management Finance LLC in 4Q17 and higher income from the real estate sector, partially offset by lower revenues from a single manager hedge fund as 4Q17 included annual performance revenues. Management fees of CHF 267 million were slightly higher.
Compared to 1Q17, net revenues increased 7%, driven by higher management fees and higher investment and partnership income, partially offset by lower performance and placement revenues. Management fees increased 10%, reflecting higher average assets under management. Investment and partnership income increased 20% mainly driven by higher private equity income. Performance and placement revenues decreased 33%, mainly reflecting lower placement fees.

Total operating expenses
Compared to 4Q17, total operating expenses of CHF 277 million decreased 18%, mainly due to lower compensation and benefits and significantly lower general and administrative expenses. Compensation and benefits of CHF 176 million decreased 19%, mainly due to lower salary expenses, lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 78 million decreased 24%, mainly reflecting lower professional services fees. Adjusted total operating expenses of CHF 269 million decreased 19% compared to 4Q17.
Compared to 1Q17, total operating expenses decreased slightly, mainly reflecting lower restructuring expenses and lower general and administrative expenses. General and administrative expenses decreased 5%, mainly reflecting lower allocated corporate function costs. Compensation and benefits were stable. Adjusted total operating expenses were stable compared to 1Q17.
Assets under management
As of the end of 1Q18, assets under management of CHF 391.2 billion were CHF 5.6 billion higher compared to the end of 4Q17, reflecting net new assets of CHF 9.0 billion, partially offset by unfavorable market and foreign exchange-related movements. Net new assets reflected inflows from traditional and alternative investments and from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Assets under management (CHF billion) [1]
Traditional investments	218.4	217.6	199.2	0.4	9.6
Alternative investments	123.6	121.5	118.6	1.7	4.2
Investments and partnerships	49.2	46.5	49.3	5.8	(0.2)
Assets under management	391.2	385.6	367.1	1.5	6.6
Average assets under management	386.6	384.1	348.4	0.7	11.0
Assets under management by currency (CHF billion)
USD	102.6	100.1	95.2	2.5	7.8
EUR	50.1	48.2	41.8	3.9	19.9
CHF	181.5	182.6	173.0	(0.6)	4.9
Other	57.0	54.7	57.1	4.2	(0.2)
Assets under management	391.2	385.6	367.1	1.5	6.6
Growth in assets under management (CHF billion)
Net new assets [2]	9.0	1.4	15.0	–	–
Other effects	(3.4)	7.9	30.5	–	–
of which market movements	(2.1)	5.7	7.5	–	–
of which foreign exchange	(1.2)	2.8	(2.5)	–	–
of which other	(0.1)	(0.6)	25.5	–	–
Growth in assets under management	5.6	9.3	45.5	–	–
Growth in assets under management (annualized) (%)
Net new assets	9.3	1.5	18.7	–	–
Other effects	(3.5)	8.4	37.9	–	–
Growth in assets under management	5.8	9.9	56.6	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	6.3	6.3	–	–
Other effects	2.7	13.6	15.5	–	–
Growth in assets under management (rolling four-quarter average)	6.6	19.9	21.8	–	–
1 Prior periods have been reclassified to conform to the current presentation.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 1Q18, we reported income before taxes of CHF 234 million and net revenues of CHF 991 million. Income before taxes increased 33% compared to 4Q17 and 59% compared to 1Q17. Adjusted income before taxes increased 45% compared to 4Q17 and increased 73% compared to 1Q17.
Results Summary
1Q18 results
In 1Q18, we reported income before taxes of CHF 234 million and net revenues of CHF 991 million. In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, 1Q18 net revenues and operating expenses in Asia Pacific both decreased by CHF 7 million.
Compared to 4Q17, net revenues increased 12%, driven by higher revenues in our Markets business across all revenue categories and higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues, partially offset by lower advisory, underwriting and financing revenues. Total operating expenses of CHF 747 million increased 6%, mainly due to higher litigation provisions and higher compensation and benefits, partially offset by significantly lower restructuring expenses.
Compared to 1Q17, net revenues increased 12%, driven by higher revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues and higher advisory, underwriting and financing revenues, and higher revenues in our Markets business across all revenue categories. Total operating expenses increased slightly, primarily due to higher litigation provisions, largely offset by significantly lower restructuring expenses and lower compensation and benefits.
Adjusted income before taxes of CHF 288 million increased 45% compared to 4Q17 and 73% compared to 1Q17.
Capital and leverage metrics
As of the end of 1Q18, we reported risk-weighted assets of CHF 33.6 billion, an increase of CHF 2.2 billion compared to the end of 4Q17, mainly driven by the new operational risk allocation key, an enhancement of certain loss given default models and business growth, partially offset by foreign exchange-related movements. Leverage exposure was CHF 115.7 billion, an increase of CHF 10.1 billion compared to the end of 4Q17, primarily reflecting business growth and the realignment of the HQLA allocations.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	991	885	881	12	12
Provision for credit losses	10	7	4	43	150
Compensation and benefits	411	394	424	4	(3)
General and administrative expenses	259	217	220	19	18
Commission expenses	71	68	67	4	6
Restructuring expenses	6	23	19	(74)	(68)
Total other operating expenses	336	308	306	9	10
Total operating expenses	747	702	730	6	2
Income before taxes	234	176	147	33	59
Statement of operations metrics (%)
Return on regulatory capital	16.9	13.3	10.9	–	–
Cost/income ratio	75.4	79.3	82.9	–	–
Number of employees (full-time equivalents)
Number of employees	7,270	7,230	7,080	1	3

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenues (CHF million)
Wealth Management & Connected	663	626	589	6	13
Markets	328	259	292	27	12
Net revenues	991	885	881	12	12
Provision for credit losses (CHF million)
New provisions	11	9	6	22	83
Releases of provisions	(1)	(2)	(2)	(50)	(50)
Provision for credit losses	10	7	4	43	150
Balance sheet statistics (CHF million)
Total assets	107,851	96,497	96,291	12	12
Net loans	44,940	43,080	40,805	4	10
of which Private Banking	36,680	35,331	33,429	4	10
Risk-weighted assets	33,647	31,474	33,077	7	2
Leverage exposure	115,709	105,585	106,474	10	9
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	663	626	589	328	259	292	991	885	881
Provision for credit losses	9	7	4	1	0	0	10	7	4
Total operating expenses	449	390	384	298	312	346	747	702	730
Restructuring expenses	(3)	(10)	(4)	(3)	(13)	(15)	(6)	(23)	(19)
Major litigation provisions	(48)	0	0	0	0	0	(48)	0	0
Adjusted total operating expenses	398	380	380	295	299	331	693	679	711
Income/(loss) before taxes	205	229	201	29	(53)	(54)	234	176	147
Total adjustments	51	10	4	3	13	15	54	23	19
Adjusted income/(loss) before taxes	256	239	205	32	(40)	(39)	288	199	166
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.8	15.0	12.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 205 million decreased 10% compared to 4Q17, mainly reflecting higher total operating expenses, partially offset by higher net revenues. Compared to 1Q17, income before taxes increased slightly, reflecting higher net revenues, largely offset by higher total operating expenses. Adjusted income before taxes of CHF 256 million increased 7% compared to 4Q17 and 25% compared to 1Q17.
Net revenues
Net revenues of CHF 663 million increased 6% compared to 4Q17, reflecting increased transaction-based revenues, higher net interest income and higher recurring commissions and fees, partially offset by lower advisory, underwriting and financing revenues. Transaction-based revenues increased 28% to CHF 185 million, primarily reflecting higher brokerage and product issuing fees and higher fees from foreign exchange client business, partially offset by lower corporate advisory fees arising from integrated solutions. Net interest income increased 8% to CHF 159 million, mainly driven by higher treasury revenues. Recurring commissions and fees increased 11% to CHF 111 million, primarily due to higher wealth structuring solutions fees. Advisory, underwriting and financing revenues decreased 11% to CHF 208 million, primarily due to lower financing and equity underwriting revenues, partially offset by higher fees from M&A transactions. Financing revenues in 1Q18 included a negative net fair value impact of CHF 4 million from an impaired loan portfolio in recovery management compared to 4Q17, which included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 50 million from an impaired loan portfolio in recovery management.
Results - Wealth Management & Connected
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	663	626	589	6	13
Provision for credit losses	9	7	4	29	125
Compensation and benefits	270	241	267	12	1
General and administrative expenses	160	121	99	32	62
Commission expenses	16	18	14	(11)	14
Restructuring expenses	3	10	4	(70)	(25)
Total other operating expenses	179	149	117	20	53
Total operating expenses	449	390	384	15	17
Income before taxes	205	229	201	(10)	2
of which Private Banking	170	113	139	50	22
Statement of operations metrics (%)
Cost/income ratio	67.7	62.3	65.2	–	–
Net revenue detail (CHF million)
Private Banking	455	391	411	16	11
of which net interest income	159	147	168	8	(5)
of which recurring commissions and fees	111	100	90	11	23
of which transaction-based revenues	185	144	154	28	20
of which other revenues	0	0	(1)	–	100
Advisory, underwriting and financing	208	235	178	(11)	17
Net revenues	663	626	589	6	13
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	92	80	96	–	–
Net margin [2]	34	23	33	–	–
Number of relationship managers
Number of relationship managers	600	590	620	2	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 1Q17, net revenues increased 13%, mainly driven by increased transaction-based revenues, higher advisory, underwriting and financing revenues, and higher recurring commission and fees, partially offset by lower net interest income. Transaction-based revenues increased 20%, primarily reflecting higher brokerage and product issuing fees. Advisory, underwriting and financing revenues increased 17%, mainly due to higher financing and equity underwriting revenues. Recurring commissions and fees increased 23%, mainly due to higher investment product management, wealth structuring solutions and discretionary mandate management fees. Net interest income decreased 5%, mainly due to lower treasury revenues, partially offset by higher loan margins on higher average loan volumes.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 1Q18, Wealth Management & Connected recorded a provision for credit losses of CHF 9 million, compared to a provision for credit losses of CHF 7 million in 4Q17 and a provision for credit losses of CHF 4 million in 1Q17.
Total operating expenses
Total operating expenses of CHF 449 million increased 15% compared to 4Q17, mainly reflecting higher general and administrative expenses and higher compensation and benefits, partially offset by lower restructuring expenses. General and administrative expenses increased 32% to CHF 160 million, mainly due to higher litigation provisions, partially offset by lower professional services fees. Compensation and benefits increased 12% to CHF 270 million, primarily driven by higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. Adjusted total operating expenses of CHF 398 million increased 5% compared to 4Q17.
Compared to 1Q17, total operating expenses increased 17%, primarily reflecting higher general and administrative expenses. General and administrative expenses increased 62%, mainly due to higher litigation provisions and higher IT infrastructure expenses. Compensation and benefits were stable. Adjusted total operating expenses increased 5% compared to 1Q17.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 92 basis points in 1Q18, twelve basis points higher compared to 4Q17, mainly reflecting higher transaction-based revenues, higher net interest income and higher recurring commissions and fees. Compared to 1Q17, our gross margin was four basis points lower, mainly reflecting a 15.8% increase in average assets under management, partially offset by higher transaction-based revenues and higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 34 basis points in 1Q18, eleven basis points higher compared to 4Q17, mainly reflecting higher net revenues. Compared to 1Q17, our net margin was one basis point higher, reflecting higher net revenues, largely offset by the increase in average assets under management and higher total operating expenses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 1Q18, assets under management of CHF 199.1 billion were CHF 2.3 billion higher compared to the end of 4Q17, reflecting net new assets of CHF 6.2 billion and the transfer of CHF 1.1 billion of assets from the Strategic Resolution Unit. This increase in assets under management was largely offset by unfavorable foreign exchange-related and market movements. Net new assets primarily reflected inflows from Greater China, Japan and South East Asia, including certain major client inflows.
> Refer to “Strategic Resolution Unit” for further information.

Assets under management – Private Banking
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Assets under management (CHF billion)
Assets under management	199.1	196.8	177.4	1.2	12.2
Average assets under management	197.6	196.1	170.7	0.8	15.8
Assets under management by currency (CHF billion)
USD	104.4	98.2	88.6	6.3	17.8
EUR	6.7	6.7	4.6	0.0	45.7
CHF	2.0	2.5	2.0	(20.0)	0.0
Other	86.0	89.4	82.2	(3.8)	4.6
Assets under management	199.1	196.8	177.4	1.2	12.2
Growth in assets under management (CHF billion)
Net new assets	6.2	1.3	5.3	–	–
Other effects	(3.9)	5.5	5.2	–	–
of which market movements	(1.9)	3.4	6.8	–	–
of which foreign exchange	(3.2)	1.9	(1.6)	–	–
of which other	1.2	0.2	0.0	–	–
Growth in assets under management	2.3	6.8	10.5	–	–
Growth in assets under management (annualized) (%)
Net new assets	12.6	2.7	12.7	–	–
Other effects	(7.9)	11.6	12.5	–	–
Growth in assets under management (annualized)	4.7	14.3	25.2	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	10.0	10.1	10.0	–	–
Other effects	2.2	7.8	8.8	–	–
Growth in assets under management (rolling four-quarter average)	12.2	17.9	18.8	–	–
markets
Results
Income before taxes was CHF 29 million in 1Q18 compared to a loss before taxes of CHF 53 million in 4Q17. The related increase of CHF 82 million primarily reflected higher net revenues and lower total operating expenses. Compared to the loss before taxes of CHF 54 million in 1Q17, the related increase of CHF 83 million primarily reflected lower total operating expenses and higher net revenues. Adjusted income before taxes of CHF 32 million in 1Q18 compared to an adjusted loss before taxes of CHF 40 million in 4Q17 and an adjusted loss before taxes of CHF 39 million in 1Q17.
Net revenues
Net revenues of CHF 328 million increased 27% compared to 4Q17, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased 270% to CHF 85 million, mainly from higher revenues in structured products, higher credit products revenues, primarily from increased client activity, and higher trading revenues from emerging markets rates products. Equity sales and trading revenues increased slightly to CHF 243 million, mainly from higher prime services revenues, reflecting increased client activity, partially offset by lower revenues from cash equities, driven by lower equity underwriting revenues, and lower revenues from equity derivatives. Equity derivatives revenues in 4Q17 also included a gain of CHF 27 million resulting from the exercise of a call option on a structured note liability.
Compared to 1Q17, net revenues increased 12%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased 47%, mainly driven by higher structured products revenues and higher foreign exchange products revenues, partially offset by lower trading revenues from emerging markets rates products. Equity sales and trading revenues increased 4%, reflecting higher revenues from prime services and cash equities, primarily from increased client activity, partially offset by lower equity derivatives revenues.

Results - Markets
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	328	259	292	27	12
Provision for credit losses	1	0	0	–	–
Compensation and benefits	141	153	157	(8)	(10)
General and administrative expenses	99	96	121	3	(18)
Commission expenses	55	50	53	10	4
Restructuring expenses	3	13	15	(77)	(80)
Total other operating expenses	157	159	189	(1)	(17)
Total operating expenses	298	312	346	(4)	(14)
Income/(loss) before taxes	29	(53)	(54)	–	–
Statement of operations metrics (%)
Cost/income ratio	90.9	120.5	118.5	–	–
Net revenue detail (CHF million)
Equity sales and trading	243	236	234	3	4
Fixed income sales and trading	85	23	58	270	47
Net revenues	328	259	292	27	12
Total operating expenses
Total operating expenses of CHF 298 million decreased 4% compared to 4Q17, mainly due to lower compensation and benefits and significantly lower restructuring expenses, partially offset by higher commission expenses. Compensation and benefits decreased 8% to CHF 141 million, primarily driven by lower allocated corporate function costs. General and administrative expenses increased slightly, mainly due to higher IT infrastructure expenses, partly offset by lower professional services fees. Adjusted total operating expenses of CHF 295 million were stable compared to 4Q17.
Compared to 1Q17, total operating expenses decreased 14%, reflecting lower general and administrative expenses, lower compensation and benefits and significantly lower restructuring expenses. General and administrative expenses decreased 18%, mainly due to lower professional services fees. Compensation and benefits decreased 10%, primarily driven by lower salary expenses and lower deferred compensation expenses from prior-year awards following our restructuring efforts. Adjusted total operating expenses decreased 11% compared to 1Q17.

Global Markets
In 1Q18, we reported income before taxes of CHF 295 million and net revenues of CHF 1,546 million. Net revenues increased 33% compared to 4Q17, driven by a seasonal increase in client trading activity and higher market volatility and volumes, partially offset by lower underwriting activity.
Results Summary
1Q18 results
In 1Q18, we reported income before taxes of CHF 295 million and net revenues of CHF 1,546 million. Compared to 4Q17, net revenues increased 33%, driven by growth across most businesses, particularly in our ITS franchise. Net revenues decreased 4% compared to a strong 1Q17, primarily due to lower underwriting activity.
Total operating expenses of CHF 1,247 million decreased 8% compared to 4Q17, reflecting lower restructuring costs, general and administrative expenses and compensation and benefits. Compared to 1Q17, total operating expenses decreased 3%, primarily due to lower compensation and benefits. Adjusted income before taxes was CHF 337 million in 1Q18, compared to adjusted loss before taxes of CHF 116 million in 4Q17 and adjusted income before taxes of CHF 337 million in 1Q17.
Results in 1Q18 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
Capital and leverage metrics
As of the end of 1Q18, we reported risk-weighted assets of USD 60.7 billion, an increase of USD 0.5 billion compared to the end of 4Q17, primarily driven by the new operational risk allocation key, mostly offset by reduced risk levels. Leverage exposure was USD 296.1 billion, an increase of USD 5.7 billion compared to the end of 4Q17, driven by business growth and foreign exchange-related movements, partially offset by the realignment of our HQLA allocations.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	1,546	1,163	1,609	33	(4)
Provision for credit losses	4	8	5	(50)	(20)
Compensation and benefits	617	645	690	(4)	(11)
General and administrative expenses	453	490	438	(8)	3
Commission expenses	135	144	139	(6)	(3)
Restructuring expenses	42	71	20	(41)	110
Total other operating expenses	630	705	597	(11)	6
Total operating expenses	1,247	1,350	1,287	(8)	(3)
Income/(loss) before taxes	295	(195)	317	–	(7)
Statement of operations metrics (%)
Return on regulatory capital	8.5	(5.5)	9.0	–	–
Cost/income ratio	80.7	116.1	80.0	–	–
Number of employees (full-time equivalents)
Number of employees	11,610	11,740	11,600	(1)	0

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	860	547	866	57	(1)
Equity sales and trading	490	378	488	30	0
Underwriting	288	314	312	(8)	(8)
Other	(92)	(76)	(57)	21	61
Net revenues	1,546	1,163	1,609	33	(4)
Balance sheet statistics (CHF million, except where indicated)
Total assets	239,432	242,159	242,745	(1)	(1)
Risk-weighted assets	57,990	58,858	52,061	(1)	11
Risk-weighted assets (USD)	60,732	60,237	52,012	1	17
Leverage exposure	282,778	283,809	287,456	0	(2)
Leverage exposure (USD)	296,149	290,461	287,183	2	3
Reconciliation of adjusted results
	Global Markets
in	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	1,546	1,163	1,609
Provision for credit losses	4	8	5
Total operating expenses	1,247	1,350	1,287
Restructuring expenses	(42)	(71)	(20)
Expenses related to business sales	0	(8)	0
Adjusted total operating expenses	1,205	1,271	1,267
Income/(loss) before taxes	295	(195)	317
Total adjustments	42	79	20
Adjusted income/(loss) before taxes	337	(116)	337
Adjusted return on regulatory capital (%)	9.8	(3.3)	9.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, 1Q18 net revenues and operating expenses in Global Markets both increased by CHF 8 million.
Fixed income sales and trading
In 1Q18, fixed income sales and trading revenues of CHF 860 million increased 57% compared to 4Q17, reflecting growth across all products, due to a seasonal increase in client activity and higher market volatility. Securitized products revenues increased significantly driven by higher non-agency and agency trading activity, reflecting continued investor demand for yield products. Global credit products revenues also increased significantly, reflecting higher leveraged finance and investment grade trading activity. Macro products revenues increased reflecting higher client activity in our foreign exchange and US rates businesses given higher market volatility. This was partially offset by lower emerging markets revenues reflecting reduced financing activity and lower structured credit revenues in EMEA.
Fixed income sales and trading revenues decreased 1% in Swiss francs compared to a strong 1Q17, while revenues increased 5% in US dollars. Emerging markets revenues decreased primarily due to lower trading and financing activity, reflecting challenging market conditions and compared to a strong prior year. In addition, global credit products revenues declined, primarily due to lower leveraged finance trading activity, partially offset by higher investment grade trading revenues. Securitized products revenues were stable in Swiss francs. In US dollars, securitized products revenues increased compared to a strong 1Q17, reflecting continued strength in our asset finance business. Macro products revenues were stable as higher foreign exchange client activity, which benefited from improved market volatility, was offset by lower rates revenues in EMEA.
Equity sales and trading
In 1Q18, equity sales and trading revenues of CHF 490 million increased 30% compared to 4Q17, due to more favorable trading conditions, particularly higher levels of volatility which benefited our derivatives business. We had substantially higher revenues across flow and structured equity derivatives driven by these more favorable market conditions and increased collaboration revenues from our ITS platform. Cash equities revenues increased due to higher secondary trading volumes, particularly in the Americas. In addition, prime services revenues increased reflecting higher client financing activity.
Equity sales and trading revenues were stable in Swiss francs compared to 1Q17, but increased 6% in US dollars, reflecting the more favorable trading conditions. Equity derivatives revenues increased significantly, albeit from subdued levels, reflecting higher revenues across flow and structured equity derivatives due to increased collaboration revenues from our ITS platform and higher market volatility. These increases were mostly offset by lower cash equities revenues, reflecting a decline in secondary trading activity in Latin America. Prime services revenues declined in Swiss francs. In US dollars, prime services revenues increased slightly reflecting higher commissions in listed derivatives.
Underwriting
In 1Q18, underwriting revenues of CHF 288 million decreased 8% compared to 4Q17, reflecting higher levels of volatility which negatively impacted primary issuance activity. Debt underwriting revenues declined, reflecting lower leveraged finance issuance activity, partially offset by higher investment grade revenues. Equity underwriting revenues also decreased.
Underwriting revenues decreased 8% compared to 1Q17, reflecting a decrease in issuance activity. Debt underwriting revenues declined, primarily due to lower investment grade issuance activity. Equity underwriting revenues increased, consistent with higher IPO issuance activity.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 4 million in 1Q18. This compares to a provision for credit losses of CHF 8 million in 4Q17 and CHF 5 million in 1Q17.
Total operating expenses
In 1Q18, total operating expenses of CHF 1,247 million decreased 8% compared to 4Q17, reflecting lower restructuring costs, general and administrative expenses and compensation and benefits. Compensation and benefits decreased, reflecting lower deferred compensation expenses from prior-year awards, partially offset by higher discretionary compensation expenses. During 1Q18, we incurred restructuring costs of CHF 42 million. General and administrative expenses declined, reflecting lower allocated corporate function costs.
Compared to 1Q17, total operating expenses decreased 3%, primarily due to lower compensation and benefits. Compensation and benefits decreased reflecting lower discretionary compensation and deferred compensation expenses from prior-year awards. General and administrative expenses increased reflecting higher costs due to the adoption of the new revenue recognition accounting standard and higher allocated corporate function costs.

Investment Banking & Capital Markets
In 1Q18, we reported income before taxes of CHF 59 million and net revenues of CHF 528 million. Net revenues decreased 13% compared to 1Q17, reflecting lower client activity.
Results Summary
1Q18 results
In 1Q18, we reported income before taxes of CHF 59 million, a decrease of 45% compared to 4Q17, driven by lower net revenues and higher operating expenses. Net revenues of CHF 528 million decreased 7% compared to 4Q17 due to lower revenues from advisory and other fees and equity underwriting, partially offset by higher revenues from debt underwriting. Compared to 4Q17, revenues from advisory and other fees decreased 17% and revenues from equity underwriting decreased 9%, while debt underwriting revenues increased 3%. Total operating expenses of CHF 468 million increased 2%, driven by higher restructuring costs, partially offset by lower compensation and benefits.
Compared to 1Q17, our reported income before taxes decreased 60% in 1Q18, driven by lower revenues and higher operating expenses. Net revenues decreased 13%, due to lower revenues from advisory and other fees and debt underwriting activity. Revenues from advisory and other fees decreased 21%, and revenues from debt underwriting decreased 12%, while equity underwriting revenues were stable. Total operating expenses increased 4%, primarily driven by higher restructuring costs and general and administrative expenses, partially offset by lower compensation and benefits. Adjusted income before taxes was CHF 89 million in 1Q18, compared to CHF 121 million in 4Q17 and CHF 151 million in 1Q17.
Results in 1Q18 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues but favorably impacted expenses.
Capital and leverage metrics
As of the end of 1Q18, risk-weighted assets were USD 21.9 billion, an increase of USD 1.3 billion compared to the end of 4Q17, primarily driven by the new operational risk allocation key. Leverage exposure was USD 40.6 billion, a decrease of USD 4.3 billion compared to the end of 4Q17, primarily driven by the realignment of our HQLA allocations.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	528	565	606	(7)	(13)
Provision for credit losses	1	(1)	6	–	(83)
Compensation and benefits	316	324	348	(2)	(9)
General and administrative expenses	121	119	101	2	20
Commission expenses	1	2	0	(50)	–
Restructuring expenses	30	14	2	114	–
Total other operating expenses	152	135	103	13	48
Total operating expenses	468	459	451	2	4
Income before taxes	59	107	149	(45)	(60)
Statement of operations metrics (%)
Return on regulatory capital	8.1	15.0	23.1	–	–
Cost/income ratio	88.6	81.2	74.4	–	–
Number of employees (full-time equivalents)
Number of employees	3,120	3,190	3,210	(2)	(3)

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenue detail (CHF million)
Advisory and other fees	172	206	218	(17)	(21)
Debt underwriting	256	249	291	3	(12)
Equity underwriting	103	113	103	(9)	0
Other	(3)	(3)	(6)	0	(50)
Net revenues	528	565	606	(7)	(13)
Balance sheet statistics (CHF million, except where indicated)
Total assets	15,380	20,803	19,997	(26)	(23)
Risk-weighted assets	20,866	20,058	18,602	4	12
Risk-weighted assets (USD)	21,853	20,528	18,584	6	18
Leverage exposure	38,731	43,842	44,018	(12)	(12)
Leverage exposure (USD)	40,562	44,870	43,976	(10)	(8)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	528	565	606
Provision for credit losses	1	(1)	6
Total operating expenses	468	459	451
Restructuring expenses	(30)	(14)	(2)
Adjusted total operating expenses	438	445	449
Income before taxes	59	107	149
Total adjustments	30	14	2
Adjusted income before taxes	89	121	151
Adjusted return on regulatory capital (%)	12.4	16.9	23.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, 1Q18 net revenues and operating expenses in Investment Banking & Capital Markets both increased by CHF 15 million.
Advisory and other fees
In 1Q18, revenues from advisory and other fees of CHF 172 million decreased 17% compared to 4Q17, reflecting lower revenues mainly due to fewer completed M&A transactions.
Compared to 1Q17, revenues decreased 21%, reflecting lower revenues mainly due to fewer completed M&A transactions.
Debt underwriting
In 1Q18, debt underwriting revenues of CHF 256 million increased 3% compared to 4Q17, primarily driven by higher revenues from leveraged finance activity.
Compared to 1Q17, revenues decreased 12%, driven by lower leveraged finance and investment grade revenues, partially offset by higher derivatives financing revenues.
Equity underwriting
In 1Q18, revenues from equity underwriting of CHF 103 million decreased 9% compared to 4Q17 primarily due to lower revenues from follow-on and rights offerings, partially offset by higher revenues from IPO issuances.
Compared to 1Q17, revenues were stable, as increases in revenues from IPO issuances and equity derivatives were mostly offset by reductions in revenues from follow-on and rights offerings.
Provision for credit losses
In 1Q18, we recorded a provision of credit losses of CHF 1 million compared to a release of provision for credit losses of CHF 1 million in 4Q17. In 1Q17, we recorded provision for credit losses of CHF 6 million.

Total operating expenses
Total operating expenses of CHF 468 million increased 2% compared to 4Q17, primarily driven by higher restructuring costs, partially offset by lower compensation and benefits. During 1Q18, we incurred restructuring costs of CHF 30 million. Compensation and benefits of CHF 316 million decreased 2%, mainly driven by lower discretionary compensation accrual, partially offset by higher deferred compensation. General and administrative expenses were stable. Adjusted total operating expenses decreased 2% compared to 4Q17.
Compared to 1Q17, total operating expenses increased 4%, driven by higher restructuring expenses and general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 20%, primarily driven by higher costs due to the adoption of the new revenue recognition accounting standard. Compensation and benefits of CHF 316 million decreased 9%, reflecting lower discretionary compensation accrual. Adjusted total operating expenses decreased 2% compared to 1Q17.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,106	1,034	1,133	7	(2)
of which advisory and other fees	251	228	278	10	(10)
of which debt underwriting	616	519	647	19	(5)
of which equity underwriting	239	287	208	(17)	15

Strategic Resolution Unit
In 1Q18, we reported a loss before taxes of CHF 409 million and decreased our risk-weighted assets by USD 11.1 billion and our leverage exposure by USD 16.1 billion compared to 4Q17.
results summarY
1Q18 results
In 1Q18, we reported a loss before taxes of CHF 409 million compared to losses of CHF 455 million in 4Q17 and CHF 539 million in 1Q17. In 1Q18, we reported an adjusted loss before taxes of CHF 362 million, compared to adjusted losses of CHF 347 million in 4Q17 and CHF 500 million in 1Q17.
We reported negative net revenues of CHF 203 million in 1Q18, primarily driven by overall funding costs and valuation adjustments. Valuation adjustments in 1Q18 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Total operating expenses in 1Q18 were CHF 206 million, including CHF 126 million of general and administrative expenses, of which CHF 47 million were litigation provisions, and CHF 65 million of compensation and benefits.
In 1Q18, we reported adjusted total operating expenses of CHF 158 million, compared to CHF 193 million in 4Q17 and CHF 232 million in 1Q17.
Capital and leverage metrics
As of the end of 1Q18, we reported risk-weighted assets of USD 23.3 billion, a decrease of USD 11.1 billion compared to the end of 4Q17. The decrease was primarily driven by the new operational risk allocation key and through multiple transactions executed in the quarter, including the continued reduction of derivatives exposures.
Leverage exposure was USD 45.2 billion as of the end of 1Q18, a decrease of USD 16.1 billion compared to the end of 4Q17. The decrease was primarily driven by our realignment of the HQLA allocations and through derivatives compression initiatives and the sale of emerging markets loans and residual illiquid asset management exposures.
Divisional results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Net revenues	(203)	(151)	(206)	34	(1)
of which from noncontrolling interests without significant economic interest	(2)	29	1	–	–
Provision for credit losses	0	3	24	(100)	(100)
Compensation and benefits	65	65	88	0	(26)
General and administrative expenses	126	209	207	(40)	(39)
of which litigation provisions	47	91	81	(48)	(42)
Commission expenses	4	9	7	(56)	(43)
Restructuring expenses	11	18	7	(39)	57
Total other operating expenses	141	236	221	(40)	(36)
Total operating expenses	206	301	309	(32)	(33)
of which from noncontrolling interests without significant economic interest	1	2	4	(50)	(75)
Income/(loss) before taxes	(409)	(455)	(539)	(10)	(24)
of which from noncontrolling interests without significant economic interest	(3)	27	(3)	–	0
Number of employees (full-time equivalents)
Number of employees	1,480	1,530	1,690	(3)	(12)

Divisional results (continued)
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	(4)	0	35	–	–
Legacy cross-border and small markets businesses	16	24	37	(33)	(57)
Legacy asset management positions	0	(12)	(4)	100	100
Legacy investment banking portfolio	(119)	(121)	(214)	(2)	(44)
Legacy funding costs	(83)	(90)	(65)	(8)	28
Other	(11)	19	4	–	–
Noncontrolling interests without significant economic interest	(2)	29	1	–	–
Net revenues	(203)	(151)	(206)	34	(1)
Balance sheet statistics (CHF million, except where indicated)
Total assets	30,163	45,629	61,640	(34)	(51)
Risk-weighted assets	22,239	33,613	41,384	(34)	(46)
Risk-weighted assets (USD)	23,291	34,401	41,345	(32)	(44)
Leverage exposure	43,168	59,934	82,718	(28)	(48)
Leverage exposure (USD)	45,209	61,339	82,639	(26)	(45)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	1Q18	4Q17	1Q17
Adjusted results (CHF million)
Net revenues	(203)	(151)	(206)
Real estate gains	(1)	0	0
(Gains)/losses on business sales	0	0	(38)
Adjusted net revenues	(204)	(151)	(244)
Provision for credit losses	0	3	24
Total operating expenses	206	301	309
Restructuring expenses	(11)	(18)	(7)
Major litigation provisions	(37)	(90)	(70)
Adjusted total operating expenses	158	193	232
Income/(loss) before taxes	(409)	(455)	(539)
Total adjustments	47	108	39
Adjusted income/(loss) before taxes	(362)	(347)	(500)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
We reported negative net revenues of CHF 203 million in 1Q18 compared to negative net revenues of CHF 151 million in 4Q17 and CHF 206 million in 1Q17. Compared to 4Q17, the movement was mainly driven by exit-related gains of CHF 51 million from the sale and restructuring of loan financing and real estate exposures in 4Q17.
Compared to 1Q17, the improvement was primarily driven by lower overall funding costs, partially offset by higher negative valuation adjustments on our legacy investment banking portfolio and a reduction in fee-based revenues as a result of accelerated business exits in 1Q18.
Provision for credit losses
In 1Q18, we had no provision for credit losses compared to CHF 3 million in 4Q17 and CHF 24 million in 1Q17. The provision for credit losses in 1Q17 was primarily related to corporate loans and the disposal of a portfolio of senior financing on US middle market loans in 1Q17.
Total operating expenses
Total operating expenses of CHF 206 million decreased 32% compared to 4Q17, primarily reflecting lower general and administrative expenses. General and administrative expenses of CHF 126 million decreased 40%, including a decrease of CHF 44 million in litigation provisions, mainly in connection with mortgage-related matters. Total operating expenses in 1Q18 included costs of CHF 28 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the New York State Department of Financial Services (DFS) monitor. Adjusted total operating expenses decreased 18% compared to 4Q17.

Compared to 1Q17, total operating expenses decreased 33% as a result of lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 39%, including a decrease of CHF 34 million in litigation provisions mainly in connection with mortgage-related matters. Compensation and benefits decreased 26%, primarily as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business.
Development of the Strategic Resolution Unit
As previously disclosed, on occasion the reduction of exposures in the Strategic Resolution Unit involve the maturation of lending facilities or other transactions that wholly or partially may be renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may be occasions where strategic business divisions will enter into new transactions with counterparties resulting in exposures that may have similar characteristics to those recorded in the Strategic Resolution Unit. This is aligned with the Group’s risk appetite and that of the relevant strategic divisions.
We previously amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
After a business reassessment, the Executive Board and the Audit Committee approved the transfer of twelve counterparty relationships and associated financing transactions from the Strategic Resolution Unit to the Global Markets and Investment Banking & Capital Markets divisions. The execution of these transfers occurred in 1Q18. The impact of these transfers on risk-weighted assets and leverage exposure for the Strategic Resolution Unit was a decline of approximately USD 0.8 billion and USD 1.3 billion, respectively. Risk-weighted assets of USD 0.7 billion and leverage exposure of USD 1.2 billion were transferred to Global Markets and risk-weighted assets of USD 0.1 billion and leverage exposure of USD 0.1 billion were transferred to Investment Banking & Capital Markets.
> Refer to “Risk appetite framework developments relating to the Strategic Resolution Unit” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management – Overview and risk-related developments for further information.
In addition, a reassessment in 1Q18 of certain assets under management and assets under custody recorded in the Strategic Resolution Unit resulted in a change in the estimate of the expected outflows in connection with the tax regularization of client assets. The estimate of the expected outflows declined by approximately CHF 1.9 billion for assets under management, and CHF 1.1 billion, CHF 0.6 billion and CHF 0.2 billion of such assets under management were transferred to Asia Pacific, International Wealth Management and Swiss Universal Bank, respectively. In addition, CHF 0.6 billion of assets under custody were transferred to International Wealth Management. The transfers are in line with the original transfer of such assets to the Strategic Resolution Unit and as such are reflected as a structural effect in our asset under management disclosures, with no impact to net new assets.

Corporate Center
In 1Q18, we recorded a loss before taxes of CHF 172 million compared to a loss of CHF 265 million in 4Q17 and a loss of CHF 99 million in 1Q17.
Results
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions and, beginning in 3Q17, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific predominantly through the end of 2018.
1Q18 results
In 1Q18, we recorded a loss before taxes of CHF 172 million compared to CHF 265 million in 4Q17. The decreased loss before taxes in 1Q18 was primarily driven by lower total operating expenses, partially offset by lower net revenues.
Negative net revenues of CHF 60 million decreased CHF 105 million compared to 4Q17, reflecting negative treasury results, partially offset by higher other revenues. Negative treasury results of CHF 109 million in 1Q18 reflected losses of CHF 134 million relating to funding activities, partially offset by revenues with respect to structured notes volatility of CHF 35 million. In 4Q17, positive treasury results of CHF 72 million reflected revenues with respect to structured notes volatility of CHF 237 million, partially offset by negative revenues of CHF 104 million relating to hedging volatility and CHF 51 million relating to funding activities. The 4Q17 structured notes volatility was substantially comprised of the positive impact of CHF 236 million from an enhancement to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes, of which CHF 162 million was reallocated between accumulated other comprehensive income and net income. We migrated certain sub-portfolios of our structured notes portfolio to a new target operating model that allows for a more granular and precise valuation of the individual notes. This migration became sufficiently advanced during the second half of 2017 with respect to the rates sub-portfolio to allow for this change in estimate. Other revenues of CHF 49 million increased CHF 76 million compared to 4Q17, mainly reflecting reduced costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets and the elimination of losses from trading in own shares.
Corporate Center results
	in / end of			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Statements of operations (CHF million)
Treasury results	(109)	72	30	–	–
Other	49	(27)	39	–	26
Net revenues	(60)	45	69	–	–
Provision for credit losses	0	(3)	2	100	(100)
Compensation and benefits	55	81	101	(32)	(46)
General and administrative expenses	37	222	43	(83)	(14)
Commission expenses	19	8	21	138	(10)
Restructuring expenses	1	2	1	(50)	0
Total other operating expenses	57	232	65	(75)	(12)
Total operating expenses	112	313	166	(64)	(33)
Loss before taxes	(172)	(265)	(99)	(35)	74
Balance sheet statistics (CHF million)
Total assets	109,734	67,591	69,045	62	59
Risk-weighted assets [1]	28,135	23,849	17,180	18	64
Leverage exposure [1]	110,767	67,034	64,219	65	72
1 Disclosed on a look-through basis.

Total operating expenses of CHF 112 million decreased 64% compared to 4Q17, mainly reflecting an 83% decrease in general and administrative expenses, primarily due to the litigation settlement with the DFS relating to certain areas of our foreign exchange trading business and the provision for indirect taxes in 4Q17, and a 32% decrease in compensation and benefits, mainly relating to lower deferred compensation expenses from prior-year awards and lower retention award expenses. In 1Q18, we recorded expenses of CHF 49 million, compared to CHF 58 million in 4Q17, with respect to the continuing evolution of our legal entity structure, primarily relating to Credit Suisse (Holdings), Inc. and our recovery and resolution plan framework.
Capital metrics
As of the end of 1Q18, we reported risk-weighted assets of CHF 28.1 billion, reflecting an increase of CHF 4.3 billion compared to the end of 4Q17. The increase was primarily driven by the new operational risk allocation key which increased risk-weighted assets by CHF 5.9 billion, partially offset by the reduced level of risk-weighted assets relating to operational risk of CHF 2.5 billion, reflecting the progress in exiting businesses and reducing the size of the Strategic Resolution Unit over the last two years. The increase of risk-weighted assets relating to operational risk also included the impact of a model and parameter update of CHF 0.6 billion reflecting the annual recalibration of the advanced measurement approach model.
Leverage exposure was CHF 110.8 billion as of the end of 1Q18, reflecting an increase of CHF 43.7 billion compared to the end of 4Q17. The increase mainly reflected a CHF 35.6 billion impact from the realignment of our HQLA allocations and the CHF 7.6 billion increase in our centrally held balance of HQLA.
Expense allocation to divisions
	in			% change
	1Q18	4Q17	1Q17	QoQ	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	703	763	776	(8)	(9)
General and administrative expenses	554	835	573	(34)	(3)
Commission expenses	19	8	21	138	(10)
Restructuring expenses	34	73	31	(53)	10
Total other operating expenses	607	916	625	(34)	(3)
Total operating expenses before allocation to divisions	1,310	1,679	1,401	(22)	(6)
Net allocation to divisions	1,198	1,366	1,235	(12)	(3)
of which Swiss Universal Bank	253	281	271	(10)	(7)
of which International Wealth Management	210	246	216	(15)	(3)
of which Asia Pacific	197	193	188	2	5
of which Global Markets	399	456	398	(13)	0
of which Investment Banking & Capital Markets	81	103	83	(21)	(2)
of which Strategic Resolution Unit	58	87	79	(33)	(27)
Total operating expenses	112	313	166	(64)	(33)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Beginning in 1Q18, certain variable compensation expenses relating to corporate function employees were transferred to the Corporate Center resulting in higher allocations to the divisions. Prior periods for Corporate Center-related expense allocations have been restated to conform to the current presentation.

Assets under management
As of the end of 1Q18, assets under management were CHF 1,379.9 billion, an increase of CHF 3.8 billion compared to the end of 4Q17, with net new assets of CHF 25.1 billion in 1Q18.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
Assets under management and client assets
	end of		% change
	1Q18	4Q17	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	206.7	208.3	(0.8)
Swiss Universal Bank - Corporate & Institutional Clients	352.0	354.7	(0.8)
International Wealth Management - Private Banking	370.0	366.9	0.8
International Wealth Management - Asset Management	391.2	385.6	1.5
Asia Pacific - Private Banking	199.1	196.8	1.2
Strategic Resolution Unit	2.6	5.0	(48.0)
Assets managed across businesses [1]	(141.7)	(141.2)	0.4
Assets under management	1,379.9	1,376.1	0.3
of which discretionary assets	455.2	452.5	0.6
of which advisory assets	924.7	923.6	0.1
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Clients	239.6	241.0	(0.6)
Swiss Universal Bank - Corporate & Institutional Clients	456.4	463.8	(1.6)
International Wealth Management - Private Banking	468.5	466.0	0.5
International Wealth Management - Asset Management	391.2	385.6	1.5
Asia Pacific - Private Banking	255.3	255.5	(0.1)
Strategic Resolution Unit	5.2	8.5	(38.8)
Assets managed across businesses [1]	(141.7)	(141.2)	0.4
Client Assets	1,674.5	1,679.2	(0.3)
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	1Q18	4Q17	1Q17
Growth in assets under management (CHF billion)
Net new assets	25.1	3.1	24.4
of which Swiss Universal Bank - Private Clients	2.7	0.0	2.0
of which Swiss Universal Bank - Corporate & Institutional Clients	3.8	(0.2)	0.0
of which International Wealth Management - Private Banking	5.5	2.7	4.7
of which International Wealth Management - Asset Management [1]	9.0	1.4	15.0
of which Asia Pacific - Private Banking	6.2	1.3	5.3
of which Strategic Resolution Unit	(0.1)	(0.5)	(1.0)
of which assets managed across businesses [2]	(2.0)	(1.6)	(1.6)
Other effects	(21.3)	28.2	28.7
of which Swiss Universal Bank - Private Clients	(4.3)	2.2	4.0
of which Swiss Universal Bank - Corporate & Institutional Clients	(6.5)	8.2	9.6
of which International Wealth Management - Private Banking	(2.4)	8.9	8.3
of which International Wealth Management - Asset Management	(3.4)	7.9	30.5
of which Asia Pacific - Private Banking	(3.9)	5.5	5.2
of which Strategic Resolution Unit	(2.3)	(0.4)	(4.9)
of which assets managed across businesses [2]	1.5	(4.1)	(24.0)
Growth in assets under management	3.8	31.3	53.1
of which Swiss Universal Bank - Private Clients	(1.6)	2.2	6.0
of which Swiss Universal Bank - Corporate & Institutional Clients	(2.7)	8.0	9.6
of which International Wealth Management - Private Banking	3.1	11.6	13.0
of which International Wealth Management - Asset Management [1]	5.6	9.3	45.5
of which Asia Pacific - Private Banking	2.3	6.8	10.5
of which Strategic Resolution Unit	(2.4)	(0.9)	(5.9)
of which assets managed across businesses [2]	(0.5)	(5.7)	(25.6)
Growth in assets under management (annualized) (%)
Net new assets	7.3	0.9	7.8
of which Swiss Universal Bank - Private Clients	5.2	0.0	4.2
of which Swiss Universal Bank - Corporate & Institutional Clients	4.3	(0.2)	0.0
of which International Wealth Management - Private Banking	6.0	3.0	5.8
of which International Wealth Management - Asset Management [1]	9.3	1.5	18.7
of which Asia Pacific - Private Banking	12.6	2.7	12.7
of which Strategic Resolution Unit	(8.0)	(33.9)	(29.2)
of which assets managed across businesses [2]	5.7	4.7	6.0
Other effects	(6.2)	8.4	9.2
of which Swiss Universal Bank - Private Clients	(8.3)	4.3	8.3
of which Swiss Universal Bank - Corporate & Institutional Clients	(7.3)	9.4	11.3
of which International Wealth Management - Private Banking	(2.6)	10.1	10.3
of which International Wealth Management - Asset Management	(3.5)	8.4	37.9
of which Asia Pacific - Private Banking	(7.9)	11.6	12.5
of which Strategic Resolution Unit	(184.0)	(27.1)	(143.1)
of which assets managed across businesses [2]	(4.3)	12.1	90.8
Growth in assets under management	1.1	9.3	17.0
of which Swiss Universal Bank - Private Clients	(3.1)	4.3	12.5
of which Swiss Universal Bank - Corporate & Institutional Clients	(3.0)	9.2	11.3
of which International Wealth Management - Private Banking	3.4	13.1	16.1
of which International Wealth Management - Asset Management [1]	5.8	9.9	56.6
of which Asia Pacific - Private Banking	4.7	14.3	25.2
of which Strategic Resolution Unit	(192.0)	(61.0)	(172.3)
of which assets managed across businesses [2]	1.4	16.8	96.8
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	1Q18	4Q17	1Q17
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	3.0	3.0	3.5
of which Swiss Universal Bank - Private Clients	2.7	2.4	1.0
of which Swiss Universal Bank - Corporate & Institutional Clients	(2.9)	(4.1)	(0.1)
of which International Wealth Management - Private Banking	4.9	4.8	5.2
of which International Wealth Management - Asset Management [1]	3.9	6.3	6.3
of which Asia Pacific - Private Banking	10.0	10.1	10.0
of which Strategic Resolution Unit	(20.5)	(18.2)	(32.1)
of which assets managed across businesses [2]	2.8	3.1	1.8
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
1Q18 results
As of the end of 1Q18, assets under management of CHF 1,379.9 billion increased CHF 3.8 billion compared to the end of 4Q17. The increase was driven by net new assets of CHF 25.1 billion, partially offset by unfavorable market and foreign exchange-related movements.
Net new assets of CHF 25.1 billion mainly reflected net new assets of CHF 9.0 billion in the Asset Management business of International Wealth Management, reflecting inflows from traditional and alternative investments and from emerging market joint ventures, net new assets of CHF 6.2 billion in the Private Banking business of Asia Pacific, primarily reflecting inflows from Greater China, Japan and South East Asia, including certain major client inflows, and net new assets of CHF 5.5 billion in the Private Banking business of International Wealth Management, mainly reflecting inflows from emerging markets and Europe.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Strategic Resolution Unit” for further information.
> Refer to “Note 37 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.

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Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 1Q18, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including with respect to the final Basel III LCR rules adopted in 2014. Effective January 1, 2018, the Swiss Federal Council amended the Liquidity Ordinance with minor adjustments to the LCR and relief for smaller banks. The amendments are not material to the LCR for the Group and relevant subsidiaries. Under the Liquidity Ordinance, as amended, certain Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015 and the associated disclosure requirements. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
>Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. In November 2017, the Federal Council decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018. The Federal Council will reconsider this matter at the end of 2018.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario. Our internal stress level haircut calculation for the Treasury-managed liquidity pool is aligned with the HQLA definition used in the LCR framework.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 1Q18, our liquidity pool managed by Treasury had an HQLA value of CHF 164.6 billion. The liquidity pool consisted of CHF 96.9 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 67.7 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 1Q18, the portfolio of liquid assets that is not managed by Treasury had a market value of CHF 29.8 billion, consisting of CHF 8.5 billion of high-grade bonds and CHF 21.3 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 17% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities. These haircuts were updated in 2017 as part of the introduction of the new version of our internal liquidity barometer.
Liquidity pool – Group
End of	1Q18					4Q17
	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	68,686	18,950	7,230	2,055	96,921	96,594
Securities	5,218	32,552	6,776	23,171	67,717	66,778
Liquid assets [1]	73,904	51,502	14,006	25,226	164,638	163,372
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. For disclosure purposes, since January 1, 2017, our LCR is calculated using a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Since March 31, 2017, our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 208% as of the end of 1Q18, an increase from 185% as of the end of 4Q17, representing an average HQLA of CHF 166.3 billion and average net cash outflows of CHF 79.8 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements
The increase in the LCR in 1Q18 primarily reflected a decrease in net cash outflows, while the level of HQLA was stable compared to the prior quarter. The decrease in net cash outflows was primarily driven by a reduction in cash outflows associated with secured wholesale funding, non-operational deposits within unsecured wholesale funding and balances related to open and failed trades.
Liquidity coverage ratio – Group
End of	1Q18				4Q17
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		166,306		166,077
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	154,743		19,963		20,108
Unsecured wholesale funding	211,846		84,824		87,899
Secured wholesale funding	–		59,148		65,525
Additional requirements	165,982		39,285		37,435
Other contractual funding obligations	57,896		57,896		70,679
Other contingent funding obligations	238,022		6,055		6,644
Total cash outflows	–		267,171		288,290
Cash inflows (CHF million)
Secured lending	135,247		92,522		92,585
Inflows from fully performing exposures	67,419		32,997		33,624
Other cash inflows	61,832		61,832		72,228
Total cash inflows	264,498		187,351		198,437
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		166,306		166,077
Net cash outflows (CHF million)	–		79,820		89,853
Liquidity coverage ratio (%)	–		208		185
Calculated using a three-month average which since 1Q17 is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 15% as of the end of 1Q18, compared to 18% as of the end of 4Q17, primarily reflecting an increase in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 326 billion as of the end of 1Q18, compared to CHF 327 billion as of the end of 4Q17, reflecting a stable customer deposit base in the private banking and corporate & institutional clients businesses in 1Q18. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or historically from our own international covered bond program.

As of the end of 1Q18, we had outstanding long-term debt of CHF 166.2 billion, which included senior and subordinated instruments. We had CHF 49.0 billion and CHF 18.9 billion of structured notes and covered bonds outstanding, respectively, as of the end of 1Q18 compared to CHF 51.5 billion and CHF 18.9 billion, respectively, as of the end of 4Q17.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings increased to CHF 31.9 billion as of the end of 1Q18 compared to CHF 25.9 billion as of the end of 4Q17, mainly due to increased issuances of commercial paper (CP) and structured notes.
The following table provides information on long-term debt issuances, maturities and redemptions in 1Q18, excluding structured notes.
> Refer to “Note 24 – Long-term debt” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Debt issuances and redemptions
in 1Q18	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.3	2.6	0.2	3.1
of which unsecured	0.0	2.6	0.2	2.8
of which secured [1]	0.3	0.0	0.0	0.3
Maturities / Redemptions	4.2	0.0	1.9	6.1
of which unsecured	3.9	0.0	1.9	5.8
of which secured [1]	0.3	0.0	0.0	0.3
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.3 billion, CHF 1.6 billion and CHF 2.1 billion, respectively, as of the end of 1Q18, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long-term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and the internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information.

Capital management
As of the end of 1Q18, our BIS CET1 ratio was 12.9% on both a phase-in and look-through basis. Our BIS tier 1 leverage ratio was 5.4% and 5.1% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and become fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “BIS phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIBs). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB. In 2017, the FSB advised that a reduced progressive buffer of 1% will apply beginning in January 2019, down from a previous requirement of 1.5%.
In addition to the CET1 requirements, there is also a requirement for 1.5% of additional tier 1 capital and 2% of tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2018		2019
Capital ratios
CET1	4.5%		4.5%
Capital conservation buffer	1.875%	[1]	2.5%
Progressive buffer for G-SIB	1.125%	[1]	1.0%
Total CET1	7.5%		8.0%
Additional tier 1	1.5%		1.5%
Tier 1	9.0%		9.5%
Tier 2	2.0%		2.0%
Total capital	11.0%		11.5%
Phase-in deductions from CET1	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, which is generally the date of the first step-up coupon.
As of January 1, 2018, banks are required to maintain a tier 1 leverage ratio of 3%.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, which in 2020, consists of a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB. The gone concern requirement does not include any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized as gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write-down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write-down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must have been approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (2013 FINMA Decree), effective since February 2, 2014, specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions. In October 2017, FINMA issued an additional decree with respect to the regulatory capital requirements of the Bank parent company (2017 FINMA Decree), specifying the treatment of investments in subsidiaries for capital adequacy purposes.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2017 for further information on the FINMA Decree.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 1Q18, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
Regulatory developments and proposals
There were no significant regulatory developments or proposals in 1Q18.
issuances and redemptions
Issuances
The following callable bail-in instruments were issued by the Group in the first quarter of 2018:
– USD 2.0 billion 3.869% senior notes due 2029;
– AUD 176 million zero coupon accreting senior notes due 2038;
– AUD 125 million 3.5% senior notes due 2024;
– AUD 175 million floating rate senior notes due 2024; and.
– USD 305 million zero coupon accreting senior notes due 2048.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 7.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.8%, both as of the end of 1Q18.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 12.2 billion and the Higher Trigger Capital Ratio was 4.5%, both as of the end of 1Q18.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Issuances and redemptions in the Credit Suisse Annual Report 2017 for further information on the Higher Trigger Capital Amount.

BIS capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,020	36,711	(5)	35,020	34,824	1
Tier 1 capital	49,973	51,482	(3)	47,214	47,262	0
Total eligible capital	54,769	56,696	(3)	51,229	51,389	0
Risk-weighted assets	271,015	272,815	(1)	271,015	271,680	0
Capital ratios (%)
CET1 ratio	12.9	13.5	–	12.9	12.8	–
Tier 1 ratio	18.4	18.9	–	17.4	17.4	–
Total capital ratio	20.2	20.8	–	18.9	18.9	–
BIS capital metrics
Our CET1 ratio was 12.9% as of the end of 1Q18 compared to 13.5% as of the end of 4Q17, reflecting a decrease in CET1 capital and slightly lower RWA. Our tier 1 ratio was 18.4% as of the end of 1Q18 compared to 18.9% as of the end of 4Q17. Our total capital ratio was 20.2% as of the end of 1Q18 compared to 20.8% as of the end of 4Q17.
CET1 capital was CHF 35.0 billion as of the end of 1Q18, a decrease compared to CHF 36.7 billion as of the end of 4Q17, mainly reflecting an additional annual 20% phase-in of regulatory deductions from CET1 (from 80% to 100%), including goodwill, other intangible assets and certain deferred tax assets, and an additional annual 20% decrease in the adjustment for the accounting treatment of pension plans (from 20% to 0%), pursuant to phase-in requirements, as well as a negative foreign exchange impact. These decreases were partially offset by net income attributable to shareholders.
Additional tier 1 capital was CHF 15.0 billion as of the end of 1Q18, a slight increase compared to CHF 14.8 billion as of the end of 4Q17, mainly reflecting an additional annual 20% phase-in of regulatory deductions (from 20% to 0%), including goodwill, other intangible assets and other capital deductions, partially offset by a negative foreign exchange impact.
Tier 2 capital was CHF 4.8 billion as of the end of 1Q18, a decrease compared to CHF 5.2 billion as of the end of 4Q17, mainly reflecting the impact of the prescribed amortization requirements as instruments move closer to their maturity date.
Total eligible capital was CHF 54.8 billion as of the end of 1Q18, a decrease compared to CHF 56.7 billion as of the end of 4Q17, primarily reflecting decreases in CET1 capital and tier 2 capital.
As of the end of 1Q18, the look-through CET1 ratio was 12.9% compared to 12.8% as of the end of 4Q17, reflecting slightly higher CET1 capital and stable RWA. As of the end of 1Q18, the look-through total capital ratio was 18.9%, stable compared to the end of 4Q17.

Eligible capital – Group
	Phase-in				Look-through
				% change			% change
end of	1Q18		4Q17	QoQ	1Q18	4Q17	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,540		41,902	2	42,540	41,902	2
Regulatory adjustments [1]	(560)		(576)	(3)	(560)	(576)	(3)
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	0		508	(100)	–	–	–
Common share capital issued by subsidiaries and held by third parties	0		44	(100)	–	–	–
Goodwill [2]	(4,664)		(3,792)	23	(4,664)	(4,740)	(2)
Other intangible assets [2]	(57)		(48)	19	(57)	(60)	(5)
Deferred tax assets that rely on future profitability	(2,046)		(1,770)	16	(2,046)	(2,213)	(8)
Shortfall of provisions to expected losses	(463)		(402)	15	(463)	(503)	(8)
Gains/(losses) due to changes in own credit on fair-valued liabilities	2,228		2,152	4	2,228	2,690	(17)
Defined benefit pension assets [2]	(1,844)		(1,337)	38	(1,844)	(1,672)	10
Investments in own shares	(213)		(13)	–	(213)	(16)	–
Other adjustments [3]	99		43	130	99	56	77
Deferred tax assets from temporary differences (threshold-based)	0		0	–	0	(44)	100
Adjustments subject to phase-in	(6,960)	[4]	(4,615)	51	(6,960)	(6,502)	7
CET1 capital	35,020		36,711	(5)	35,020	34,824	1
High-trigger capital instruments (7% trigger)	7,530		7,575	(1)	7,530	7,575	(1)
Low-trigger capital instruments (5.125% trigger)	4,664		4,863	(4)	4,664	4,863	(4)
Additional tier 1 instruments	12,194		12,438	(2)	12,194	12,438	(2)
Additional tier 1 instruments subject to phase-out [5]	2,759		2,778	(1)	–	–	–
Deductions from additional tier 1 capital	0		(445)	100	–	–	–
Additional tier 1 capital	14,953		14,771	1	12,194	12,438	(2)
Tier 1 capital	49,973		51,482	(3)	47,214	47,262	0
Low-trigger capital instruments (5% trigger)	4,015		4,127	(3)	4,015	4,127	(3)
Tier 2 instruments	4,015		4,127	(3)	4,015	4,127	(3)
Tier 2 instruments subject to phase-out	781		1,138	(31)	–	–	–
Deductions from tier 2 capital	0		(51)	100	–	–	–
Tier 2 capital	4,796		5,214	(8)	4,015	4,127	(3)
Total eligible capital	54,769		56,696	(3)	51,229	51,389	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
5 Includes hybrid capital instruments that are subject to phase-out.

Capital movement – Group
1Q18	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	36,711		34,824
Net income attributable to shareholders	694		694
Foreign exchange impact [1]	(445)		(403)
Impact of deductions relating to phase-in requirements	(1,843)		–
Other	(97)	[2]	(95)
Balance at end of period	35,020		35,020
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,771		12,438
Foreign exchange impact	(275)		(212)
Impact of deductions relating to phase-in requirements	445		–
Other	12		(32)
Balance at end of period	14,953		12,194
Tier 2 capital (CHF million)
Balance at beginning of period	5,214		4,127
Foreign exchange impact	(74)		(49)
Impact of deductions relating to phase-in requirements	50		–
Other	(394)	[3]	(63)
Balance at end of period	4,796		4,015
Eligible capital (CHF million)
Balance at end of period	54,769		51,229
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk) and the impact of a dividend accrual.

3 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market and operational risk RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Capital requirements for premises and equipment, real estate and investments in real estate entities are also included in credit risk. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk-weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
RWA decreased 1% to CHF 271.0 billion as of the end of 1Q18 compared to CHF 272.8 billion as of the end of 4Q17, mainly driven by a negative foreign exchange impact and methodology and policy changes, partially offset by increases resulting from movements in risk levels, mainly in market risk.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by methodology and policy changes and movements in risk levels attributable to book size. This was partially offset by decreases related to movements in risk levels attributable to book quality and model and parameter updates. The increase in methodology and policy changes was primarily related to additional phase-in of the multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank, and an additional phase-in of a multiplier on certain investment banking corporate exposures in Investment Banking & Capital Markets, Global Markets and Asia Pacific. The increase also reflected the implementation of the Basel III revised rules for banking book securitizations across the divisions. The increase in risk levels attributable to book size was mainly due to increases in lending risk exposures, primarily in Swiss Universal Bank, Global Markets, International Wealth Management and Asia Pacific, and derivative exposures in Global Markets, Investment Banking & Capital Markets and Asia Pacific. The increases were partially offset by decreases from hedging transactions executed to manage RWA exposures in Global Markets, Investment Banking & Capital Markets, Strategic Resolution Unit and Asia Pacific and reductions in lending risk exposures in Strategic Resolution Unit and in private equity exposures in International Wealth Management. The increase was also offset by the full phase-in of the Basel III adjustment in Corporate Center for pension plans and certain deferred tax assets that are now deducted from capital. The decrease in risk levels attributable to book quality was mainly due to a reduction in lending risk with corporate and private clients in Swiss Universal Bank, International Wealth Management and Investment Banking & Capital Markets. The decrease in model and parameter updates relates to a policy change for the rating of small exposures, partially offset by an enhancement of the loss-given default framework.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by movements in risk levels, mainly in Asia Pacific and Corporate Center. These increases were partially offset by decreases in model and parameter updates, mainly reflecting time series updates and model enhancements to VaR impacting Global Markets and Asia Pacific.
The decrease in operational risk was mainly driven by methodology and policy changes in Corporate Center, primarily in connection with the external transfer of our US private banking business. The decrease was partially offset by an increase due to model and parameter updates reflected in the Corporate Center relating to the annual recalibration of the advanced measurement approach model. In addition, we agreed with FINMA on a new operational risk allocation key reducing RWA relating to operational risk in the Strategic Resolution Unit by CHF 8.9 billion and allocating this primarily to the Corporate Center, Global Markets, Investment Banking & Capital Markets and Asia Pacific.

Risk-weighted asset movement by risk type – Group
1Q18 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Foreign exchange impact	(159)	(264)	(341)	(405)	(344)	(248)	(47)	(1,808)
Movements in risk levels	4,071	355	(75)	(1,050)	125	(2,607)	(956)	(137)
of which credit risk – book size [1]	4,752	604	(381)	(1,014)	333	(2,605)	(979)	710
of which credit risk – book quality [2]	(681)	(249)	306	(36)	(208)	(2)	23	(847)
Model and parameter updates [3]	76	(195)	1,109	(895)	(365)	155	(154)	(269)
Methodology and policy changes [4]	1,078	85	241	175	315	71	0	1,965
Balance at end of period – phase-in	57,842	24,622	21,444	32,010	17,093	9,449	13,803	176,263
Market risk
Balance at beginning of period	737	1,101	5,128	11,334	121	1,875	994	21,290
Foreign exchange impact	(6)	(10)	(46)	(93)	(1)	(19)	(7)	(182)
Movements in risk levels	112	(56)	556	(231)	10	222	422	1,035
Model and parameter updates [3]	(1)	89	(261)	(147)	(5)	(70)	(58)	(453)
Methodology and policy changes [4]	0	(3)	(15)	(24)	0	(5)	(4)	(51)
Balance at end of period – phase-in	842	1,121	5,362	10,839	125	2,003	1,347	21,639
Operational risk
Balance at beginning of period	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Movements in risk levels	0	0	1	1	(1)	0	1	2
Model and parameter updates [3]	0	0	0	0	0	0	577	577
Methodology and policy changes [4]	(185)	(677)	1,004	1,801	1,074	(8,873)	3,377	(2,479)
Balance at end of period – phase-in	11,874	11,837	6,841	15,141	3,648	10,787	12,985	73,113
Total
Balance at beginning of period	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Foreign exchange impact	(165)	(274)	(387)	(498)	(345)	(267)	(54)	(1,990)
Movements in risk levels	4,183	299	482	(1,280)	134	(2,385)	(533)	900
Model and parameter updates [3]	75	(106)	848	(1,042)	(370)	85	365	(145)
Methodology and policy changes [4]	893	(595)	1,230	1,952	1,389	(8,807)	3,373	(565)
Balance at end of period – phase-in	70,558	37,580	33,647	57,990	20,866	22,239	28,135	271,015
Balance at end of period – look-through	70,558	37,580	33,647	57,990	20,866	22,239	28,135	271,015
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
4 Represents externally prescribed regulatory changes impacting how exposures are treated.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
1Q18 (CHF million)
Credit risk	57,842	24,622	21,444	32,010	17,093	9,449	13,803	176,263
Market risk	842	1,121	5,362	10,839	125	2,003	1,347	21,639
Operational risk	11,874	11,837	6,841	15,141	3,648	10,787	12,985	73,113
Risk-weighted assets – phase-in	70,558	37,580	33,647	57,990	20,866	22,239	28,135	271,015
Risk-weighted assets – look-through	70,558	37,580	33,647	57,990	20,866	22,239	28,135	271,015
4Q17 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680

Leverage Metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 932.1 billion as of the end of 1Q18, a slight increase compared to CHF 916.5 billion as of the end of 4Q17, mainly reflecting an increase in the Group’s balance sheet assets, reflecting higher operating activities, partially offset by the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	1Q18	4Q17
Look-through leverage exposure (CHF million)
Swiss Universal Bank	246,997	257,054
International Wealth Management	93,921	99,267
Asia Pacific	115,709	105,585
Global Markets	282,778	283,809
Investment Banking & Capital Markets	38,731	43,842
Strategic Resolution Unit	43,168	59,934
Corporate Center	110,767	67,034
Leverage exposure	932,071	916,525
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.4% as of the end of 1Q18, with a CET1 component of 3.8%. On a look-through basis, the tier 1 leverage ratio was 5.1%, with a CET1 component of 3.8%.
The CET1 leverage ratio was 3.8% as of the end of 1Q18 compared to 4.0% as of the end of 4Q17, reflecting a decrease in CET1 capital and stable leverage exposure.
The tier 1 leverage ratio was 5.4% as of the end of 1Q18 compared to 5.6% as of the end of 4Q17, reflecting a decrease in tier 1 capital and stable leverage exposure.
Leverage exposure components – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	809,052	796,289	2	809,052	796,289	2
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,060)	(11,873)	18	(14,060)	(14,401)	(2)
Derivative financial instruments	89,949	85,210	6	89,949	85,210	6
Securities financing transactions	(30,269)	(27,138)	12	(30,269)	(27,138)	12
Off-balance sheet exposures	77,399	76,565	1	77,399	76,565	1
Total adjustments	123,019	122,764	0	123,019	120,236	2
Leverage exposure	932,071	919,053	1	932,071	916,525	2
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,020	36,711	(5)	35,020	34,824	1
Tier 1 capital	49,973	51,482	(3)	47,214	47,262	0
Leverage exposure	932,071	919,053	1	932,071	916,525	2
Leverage ratios (%)
CET1 leverage ratio	3.8	4.0	–	3.8	3.8	–
Tier 1 leverage ratio	5.4	5.6	–	5.1	5.2	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 1Q18, our Swiss CET1 ratio was 12.9%, our going concern capital ratio was 18.8%, our gone concern capital ratio was 13.3% and our TLAC ratio was 32.2%.
On a look-through basis, as of the end of 1Q18, our Swiss CET1 capital was CHF 34.9 billion and our Swiss CET1 ratio was 12.9%. Our going concern capital was CHF 47.1 billion and our going concern capital ratio was 17.3%. Our gone concern capital was CHF 36.0 billion and our gone concern capital ratio was 13.2%. Our total loss-absorbing capacity was CHF 83.1 billion and our TLAC ratio was 30.6%.
Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	34,907	36,567	(5)	34,907	34,665	1
Going concern capital	51,116	53,131	(4)	47,101	47,102	0
Gone concern capital	36,218	35,712	1	35,974	35,226	2
Total loss-absorbing capacity (TLAC)	87,334	88,843	(2)	83,075	82,328	1
Swiss risk-weighted assets	271,584	273,436	(1)	271,584	272,265	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.9	13.4	–	12.9	12.7	–
Going concern capital ratio	18.8	19.4	–	17.3	17.3	–
Gone concern capital ratio	13.3	13.1	–	13.2	12.9	–
TLAC ratio	32.2	32.5	–	30.6	30.2	–

Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,020	36,711	(5)	35,020	34,824	1
Swiss regulatory adjustments [1]	(113)	(144)	(22)	(113)	(159)	(29)
Swiss CET1 capital	34,907	36,567	(5)	34,907	34,665	1
Additional tier 1 high-trigger capital instruments	7,530	7,574	(1)	7,530	7,574	(1)
Grandfathered capital instruments	8,679	8,990	(3)	4,664	4,863	(4)
of which additional tier 1 low-trigger capital instruments	4,664	4,863	(4)	4,664	4,863	(4)
of which tier 2 low-trigger capital instruments	4,015	4,127	(3)	–	–	–
Swiss additional tier 1 capital	16,209	16,564	(2)	12,194	12,437	(2)
Going concern capital	51,116	53,131	(4)	47,101	47,102	0
Bail-in debt instruments	31,959	31,099	3	31,959	31,099	3
Additional tier 1 instruments subject to phase-out	2,759	2,778	(1)	–	–	–
Tier 2 instruments subject to phase-out	782	1,138	(31)	–	–	–
Tier 2 amortization component	718	1,193	(40)	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	4,015	4,127	(3)
Deductions	0	(496)	100	–	–	–
Gone concern capital	36,218	35,712	1	35,974	35,226	2
Total loss-absorbing capacity	87,334	88,843	(2)	83,075	82,328	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	271,015	272,815	(1)	271,015	271,680	0
Swiss regulatory adjustments [2]	569	621	(8)	569	585	(3)
Swiss risk-weighted assets	271,584	273,436	(1)	271,584	272,265	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	1Q18	4Q17	QoQ	1Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	34,907	36,567	(5)	34,907	34,665	1
Going concern capital	51,116	53,131	(4)	47,101	47,102	0
Gone concern capital	36,218	35,712	1	35,974	35,226	2
Total loss-absorbing capacity	87,334	88,843	(2)	83,075	82,328	1
Leverage exposure	932,071	919,053	1	932,071	916,525	2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.7	4.0	–	3.7	3.8	–
Going concern leverage ratio	5.5	5.8	–	5.1	5.1	–
Gone concern leverage ratio	3.9	3.9	–	3.9	3.8	–
TLAC leverage ratio	9.4	9.7	–	8.9	9.0	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 1Q18, our Swiss CET1 leverage ratio was 3.7%, our going concern leverage ratio was 5.5%, our gone concern leverage ratio was 3.9% and our TLAC leverage ratio was 9.4%.
On a look-through basis, as of the end of 1Q18, our Swiss CET1 leverage ratio was 3.7%, our going concern leverage ratio was 5.1%, our gone concern leverage ratio was 3.9% and our TLAC leverage ratio was 8.9%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,696	38,433	(2)
Tier 1 capital	51,813	52,378	(1)
Total eligible capital	56,609	57,592	(2)
Risk-weighted assets	272,040	272,720	0
Capital ratios (%)
CET1 ratio	13.9	14.1	–
Tier 1 ratio	19.0	19.2	–
Total capital ratio	20.8	21.1	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	1Q18		4Q17	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,307		42,670	1
Regulatory adjustments [1]	(56)		(46)	22
Adjustments subject to phase-in	(5,555)	[2]	(4,191)	33
CET1 capital	37,696		38,433	(2)
Additional tier 1 instruments	11,358	[3]	11,579	(2)
Additional tier 1 instruments subject to phase-out [4]	2,759		2,778	(1)
Deductions from additional tier 1 capital	0		(412)	100
Additional tier 1 capital	14,117		13,945	1
Tier 1 capital	51,813		52,378	(1)
Tier 2 instruments	4,015	[5]	4,127	(3)
Tier 2 instruments subject to phase-out	781		1,138	(31)
Deductions from tier 2 capital	0		(51)	100
Tier 2 capital	4,796		5,214	(8)
Total eligible capital	56,609		57,592	(2)
Risk-weighted assets by risk type (CHF million)
Credit risk	177,288		176,417	0
Market risk	21,640		21,290	2
Operational risk	73,112		75,013	(3)
Risk-weighted assets	272,040		272,720	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Leverage exposure (CHF million)
Balance sheet assets	811,229	798,372	2
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,527)	(11,569)	8
Derivative financial instruments	90,285	85,559	6
Securities financing transactions	(30,269)	(27,138)	12
Off-balance sheet exposures	77,406	76,569	1
Total adjustments	124,895	123,421	1
Leverage exposure	936,124	921,793	2
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,696	38,433	(2)
Tier 1 capital	51,813	52,378	(1)
Leverage exposure	936,124	921,793	2
Leverage ratios (%)
CET1 leverage ratio	4.0	4.2	–
Tier 1 leverage ratio	5.5	5.7	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,583	38,288	(2)
Going concern capital	52,956	53,995	(2)
Gone concern capital	36,220	35,771	1
Total loss-absorbing capacity	89,176	89,766	(1)
Swiss risk-weighted assets	272,599	273,332	0
Swiss capital ratios (%)
Swiss CET1 ratio	13.8	14.0	–
Going concern capital ratio	19.4	19.8	–
Gone concern capital ratio	13.3	13.1	–
TLAC ratio	32.7	32.8	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,696	38,433	(2)
Swiss regulatory adjustments [1]	(113)	(145)	(22)
Swiss CET1 capital	37,583	38,288	(2)
Additional tier 1 high-trigger capital instruments	7,568	7,631	(1)
Grandfathered capital instruments	7,805	8,076	(3)
of which additional tier 1 low-trigger capital instruments	3,790	3,949	(4)
of which tier 2 low-trigger capital instruments	4,015	4,127	(3)
Swiss additional tier 1 capital	15,373	15,707	(2)
Going concern capital	52,956	53,995	(2)
Bail-in debt instruments	31,962	31,125	3
Additional tier 1 instruments subject to phase-out	2,759	2,778	(1)
Tier 2 instruments subject to phase-out	781	1,138	(31)
Tier 2 amortization component	718	1,193	(40)
Deductions	0	(463)	100
Gone concern capital	36,220	35,771	1
Total loss-absorbing capacity	89,176	89,766	(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,040	272,720	0
Swiss regulatory adjustments [2]	559	612	(9)
Swiss risk-weighted assets	272,599	273,332	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
			% change
end of	1Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,583	38,288	(2)
Going concern capital	52,956	53,995	(2)
Gone concern capital	36,220	35,771	1
Total loss-absorbing capacity	89,176	89,766	(1)
Leverage exposure	936,124	921,793	2
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.2	–
Going concern leverage ratio	5.7	5.9	–
Gone concern leverage ratio	3.9	3.9	–
TLAC leverage ratio	9.5	9.7	–

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased to CHF 42.5 billion as of the end of 1Q18 from CHF 41.9 billion as of the end of 4Q17. Total shareholders’ equity was positively impacted by net income attributable to shareholders, gains on fair value elected liabilities relating to credit risk and an increase in the share-based compensation obligation. These movements were partially offset by foreign exchange-related movements on cumulative translation adjustments and transactions relating to the settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	1Q18	4Q17	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	0
Additional paid-in capital	35,933	35,668	1
Retained earnings	25,643	24,973	3
Treasury shares, at cost	(287)	(103)	179
Accumulated other comprehensive loss	(18,851)	(18,738)	1
Total shareholders' equity	42,540	41,902	2
Goodwill	(4,667)	(4,742)	(2)
Other intangible assets	(212)	(223)	(5)
Tangible shareholders' equity [1]	37,661	36,937	2
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	0
Treasury shares	(16.4)	(5.7)	188
Shares outstanding	2,539.6	2,550.3	0
Par value (CHF)
Par value	0.04	0.04	0
Book value per share (CHF)
Total book value per share	16.75	16.43	2
Goodwill per share	(1.84)	(1.86)	(1)
Other intangible assets per share	(0.08)	(0.09)	(11)
Tangible book value per share [1]	14.83	14.48	2
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 1Q18, our available economic capital was stable at CHF 50.5 billion, economic risk capital decreased 3% to CHF 30.6 billion and average risk management VaR increased USD 5 million to USD 31 million. Gross impaired loans of CHF 2.0 billion decreased CHF 144 million on a gross loan portfolio of CHF 284.8 billion.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2017 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
Sanctions involving Russia
The US Department of the Treasury’s Office of Foreign Assets Control (OFAC) imposed sanctions against prominent Russian individuals and companies. To ensure compliance, our controls identify impacted client relationships and transactions; additionally, our sanctions compliance group is closely monitoring the developments in collaboration with the businesses and the risk management function. Unless there are specific restrictions in place, we continue serving Russian clients by applying enhanced due diligence procedures.
Trade tensions
The risk of a global trade war became a major concern of global investors during the first quarter of 2018. The US introduced new import tariffs on China and while retaliatory trade measures from China were announced, the extent and impact of these measures remain unclear. The consensus of the financial industry is that a further significant deterioration of the situation should be avoided. We are closely monitoring the risk outlook and potential negative impacts from this development using a suite of stress scenarios.
European political landscape
While Germany successfully formed a government coalition in 1Q18 and we also saw progress in the withdrawal negotiations between the UK and the EU, negotiations to form a new government in Italy after its general election in early March are expected to take a prolonged period of time. We have been closely monitoring the potential implications for the markets and for the economy of the various possible coalition governments using a suite of stress scenarios.
Markets – volatility and interest rate environment
In early February, equity markets fell, credit spreads widened and equity market volatility increased significantly. A sell-off in the markets was triggered by concerns that the Fed may be forced onto a more aggressive monetary policy tightening path. We monitor the risks associated with a more aggressive monetary policy tightening path by the Fed or other major central banks, including the ECB, using a suite of multi-quarter stress scenarios which are assessed across the Group on a monthly basis. A series of additional stress tests probing the potential impact on market risk on a spot basis were also developed and are assessed on a weekly basis.
Risk appetite framework developments relating to the Strategic Resolution Unit
During 2Q17, we amended and enhanced our risk appetite framework to provide additional governance and controls within our relevant transaction approval processes to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those documented in our thematic and exclusion risk appetite framework that will be prohibited or for which we have limited risk appetite. In 1Q18, the Capital Allocation & Risk Management Committee (CARMC) approved the removal of twelve counterparties from the Group’s thematic and exclusion risk appetite framework and the Risk Committee was subsequently notified of the risk appetite updates. The counterparties and associated trades were transferred from the Strategic Resolution Unit back to the Global Markets and Investment Banking & Capital Markets divisions in 1Q18.
> Refer to “Update to the risk appetite framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk appetite framework in the Credit Suisse Annual Report 2017 for further information.

Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on economic risk capital.
Position risk categories
Position risk categories	Risks captured
Credit risk	– Risk of counterparty defaults relating to investment banking credit exposures
– Risk of counterparty defaults and potential changes in creditworthiness relating to private banking corporate and retail credit exposures
Non-traded credit spread risk	– Potential changes in creditworthiness relating to investment banking credit exposures
Securitized products	– Residential real estate activities, including residential mortgage-backed securities, residential mortgage loans and real estate acquired at auction
– Commercial real estate activities, including commercial mortgage-backed securities, commercial loans and real estate acquired at auction
– Other securitized products, including asset-backed securities and other trade receivables
Traded risk	– Interest rate levels and volatilities
– Foreign exchange rates and volatilities
– Equity prices and volatilities
– Commodity prices and volatilities
– Traded credit spreads
– Equity risk arbitrage activities, in particular, the risk that an announced merger may not be completed
– Illiquid hedge fund exposures
– Life finance and litigation business activities
– Risks currently not implemented in our economic risk capital models for traded risks, primarily for fixed income and equity trading, such as certain basis risks, higher order risks and cross risks between asset classes
Emerging markets country event risk	– Loss due to significant country events
– Corporate counterparty defaults triggered by sovereign defaults
– Risk of related disturbance in neighboring countries or countries in the same region
Equity investments	– Private equity and other illiquid equity investment exposures
With effect from January 1, 2018, we have implemented a revised economic risk capital methodology. We redeveloped the position risk methodology by introducing new and enhancing previously used credit and market risk models. Our redesigned credit risk model is based on multi-factor Monte Carlo simulation, compared to the single-factor model used previously. Our new market risk model incorporates new price and spread shocks for structured assets and illiquid private equity investments and uses historical simulation for equity and fixed income trading, compared to the combination of credit spread shocks and historical simulation used in previous models. Market risks not covered by these models are captured using a risk not in economic risk capital model, which is now also part of the market risk framework reflected in position risk. Our position risks categories reflect the redeveloped position risk methodology and are described in the table “Position risk categories”. In addition, we improved our pension risk model in other risks which models assets and liabilities in line with the redeveloped position risk framework. Finally, we introduced an enhanced and newly calibrated correlation matrix to aggregate across both position and non-position risk models, in order to make the correlations between risk categories more responsive to changes in the portfolio and in market conditions. The net impact of these methodology changes and updates on economic risk capital for the Group as of the end of 4Q17 was a decrease of CHF 661 million, or 2.0%.
In addition, during 1Q18, we enhanced the granularity of credit conversion factors and data feeds for securitizations in our position risk model.
The combined net impact of all 1Q18 methodology changes and updates on economic risk capital for the Group as of the end of 4Q17 was a decrease of CHF 1,464 million, or 4.4%, to CHF 31,614 million. Prior periods have been restated.
Economic risk capital
	in / end of		% change
	1Q18	4Q17	QoQ
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	35,020	34,824	1
Economic adjustments [1]	15,491	15,460	0
Available economic capital	50,511	50,284	0
Position risk (CHF million)
Credit risk	2,648	2,735	(3)
Non-traded credit spread risk	2,631	2,631	0
Securitized products	2,174	2,225	(2)
Traded risk	1,543	1,528	1
Emerging markets country event risk	256	450	(43)
Equity investments	349	358	(3)
Diversification benefit [2]	(1,386)	(1,392)	0
Position risk (99% confidence level for risk management purposes)	8,215	8,535	(4)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	20,845	21,582	(3)
Operational risk	7,635	7,635	0
Other risks [3]	2,162	2,397	(10)
Economic risk capital	30,642	31,614	(3)
Economic risk capital coverage ratio (%) [4]
Economic risk capital coverage ratio	165	159	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 1Q18, our available economic capital for the Group was stable at CHF 50.5 billion compared to the end of 4Q17. BIS look-through CET1 capital and economic adjustments were stable at CHF 35.0 billion and CHF 15.5 billion, respectively.
Economic risk capital by division
	End of period					Average
	1Q18	4Q17	% change QoQ	1Q18	4Q17	% change QoQ
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,327	5,320	0	5,323	5,111	4
International Wealth Management	3,041	3,050	0	3,046	2,922	4
Asia Pacific	3,845	3,966	(3)	3,905	3,656	7
Global Markets	9,042	9,484	(5)	9,263	9,202	1
Investment Banking & Capital Markets	3,119	3,133	0	3,126	3,016	4
Strategic Resolution Unit	5,488	5,854	(6)	5,671	6,251	(9)
Corporate Center [1]	780	807	(3)	794	841	(6)
Economic risk capital - Group	30,642	31,614	(3)	31,128	30,999	0
1 Includes primarily expense risk, operational risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.

Economic risk capital trends
Compared to the end of 4Q17, our economic risk capital decreased 3% to CHF 30.6 billion, due to a 3% decrease in position risk and a 10% decrease in other risks. The decrease in position risk was mainly driven by lower emerging markets country event risk, primarily due to reduced exposures in Brazil in Global Markets and reduced exposures in South Korea in Asia Pacific, and lower traded risk, primarily reflecting reduced traded credit spread exposures from investment grade bonds in Global Markets and reduced traded equity risk in Asia Pacific. The decrease in other risks was mainly due to reduced expense risk in the Strategic Resolution Unit and in Swiss Universal Bank reflecting lower average adjusted operating expenses. Operational risk was stable. Excluding the US dollar translation impact, economic risk capital decreased 1%.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (as well as through a partnership with International Wealth Management and Swiss Universal Bank under Global Markets’ risk oversight), Asia Pacific and the Strategic Resolution Unit. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q18, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model validation function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at credit-suisse.com/regulatorydisclosures.
The tables entitled “One-day, 98% risk management VaR” and “Average one-day, 98% risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
1Q18
Average	16	20	5	2	11	(25)		29
Minimum	13	17	4	1	8	–	[1]	26
Maximum	21	23	9	2	15	–	[1]	34
End of period	19	20	4	1	14	(29)		29
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	16	21	7	3	12	–	[1]	29
End of period	15	19	5	1	10	(22)		28
Risk management VaR (USD million)
1Q18
Average	17	21	5	2	11	(25)		31
Minimum	14	17	4	1	9	–	[1]	27
Maximum	23	24	10	3	15	–	[1]	36
End of period	20	21	4	1	15	(31)		30
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	17	21	7	3	12	–	[1]	30
End of period	15	19	5	1	10	(21)		29
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
1Q18	0	2	16	21	4	(14)		29
4Q17	0	2	13	19	5	(13)		26
Average risk management VaR (USD million)
1Q18	0	2	17	22	4	(14)		31
4Q17	0	2	13	19	5	(13)		26
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 30 million as of the end of 1Q18 was stable compared to the end of 4Q17. Average risk management VaR of USD 31 million increased USD 5 million in 1Q18, mainly due to increased interest rate risk exposures and increased credit positions in Global Markets.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q18 with those for 4Q17. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 1Q18 and two trading loss days in 4Q17.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory purposes and to assess if our regulatory capital is sufficient to absorb actual losses. Our VaR backtesting process is used to assess the accuracy and performance of our regulatory VaR model and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the daily trading revenues. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using hypothetical trading revenues as defined under the Basel framework, a subset of the actual daily trading revenues. In the rolling 12-month period through the end of 1Q18, we had no backtesting exceptions in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 1Q18, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on VaR backtesting.
> Refer to “Other requirements” in Capital management – Swiss requirements for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. In 1Q18, we updated our internal methodology for measuring interest rate risk on banking book positions in anticipation of the upcoming FINMA rules for measuring interest rate risk on banking book positions. For regulatory purposes, we now exclude from the Group’s exposure calculation non-interest-bearing assets and liabilities comprising the sum of shareholders’ equity less deferred tax assets, goodwill and premises and equipment. The Group’s strategy for managing interest rate risk on banking book positions has not been affected. The prior-period balance has been restated to reflect this methodology update. As of the end of 1Q18, the interest rate sensitivity of a one basis point parallel increase in yield curves would have been negative CHF 1.1 million, compared to negative CHF 1.0 million as of the end of 4Q17.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. The majority of our credit risk arises from our activities in retail and private banking as well as with corporate and institutional clients in the five divisions Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets, and the residual activities in the Strategic Resolution Unit.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2017 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q18 (CHF million)
Mortgages	100,873		4,165		1,325		0	0	103	106,466
Loans collateralized by securities	7,467		19,098		15,748		0	1,685	88	44,086
Consumer finance	3,299		700		117		17	0	61	4,194
Consumer	111,639		23,963		17,190		17	1,685	252	154,746
Real estate	22,702		1,967		851		393	394	20	26,327
Commercial and industrial loans	29,198		23,690		22,500		3,966	2,956	1,028	83,464
Financial institutions	2,704		1,822		3,513		7,204	334	760	16,465
Governments and public institutions	698		241		986		1,456	0	446	3,827
Corporate & institutional	55,302	[2]	27,720	[3]	27,850	[4]	13,019	3,684	2,254	130,083
Gross loans	166,941		51,683		45,040		13,036	5,369	2,506	284,829
of which held at fair value	36		137		4,581		7,584	1,203	1,176	14,717
Net (unearned income) / deferred expenses	64		(123)		(19)		(24)	(14)	(1)	(117)
Allowance for loan losses [5]	(468)		(106)		(81)		(49)	(56)	(98)	(858)
Net loans	166,537		51,454		44,940		12,963	5,299	2,407	283,854
4Q17 (CHF million)
Mortgages	100,498		4,106		1,309		0	0	126	106,039
Loans collateralized by securities	6,934		18,848		14,731		0	1,409	94	42,016
Consumer finance	3,174		941		25		17	0	85	4,242
Consumer	110,606		23,895		16,065		17	1,409	305	152,297
Real estate	23,158		1,968		720		302	403	48	26,599
Commercial and industrial loans	28,230		22,669		22,499		3,576	2,834	1,731	81,670
Financial institutions	2,749		1,917		2,912		6,432	422	1,059	15,697
Governments and public institutions	707		246		977		1,355	0	589	3,874
Corporate & institutional	54,844	[2]	26,800	[3]	27,108	[4]	11,665	3,659	3,427	127,840
Gross loans	165,450		50,695		43,173		11,682	5,068	3,732	280,137
of which held at fair value	33		150		4,837		6,743	1,483	2,061	15,307
Net (unearned income) / deferred expenses	56		(113)		(19)		(17)	(12)	(1)	(106)
Allowance for loan losses [5]	(465)		(108)		(74)		(44)	(55)	(136)	(882)
Net loans	165,041		50,474		43,080		11,621	5,001	3,595	279,149
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,173 million and CHF 32,338 million, respectively, as of the end of 1Q18, and CHF 11,201 million and CHF 32,704 million, respectively, as of the end of 4Q17.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 22,261 million and CHF 1,955 million, respectively, as of the end of 1Q18, and CHF 20,485 million and CHF 1,809 million, respectively, as of the end of 4Q17.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 19,617 million and CHF 349 million, respectively, as of the end of 1Q18, and CHF 19,566 million and CHF 138 million, respectively, as of the end of 4Q17.

5 Allowance for loan losses is only based on loans that are not carried at fair value.
Loans
Compared to the end of 4Q17, gross loans increased CHF 4.7 billion to CHF 284.8 billion as of the end of 1Q18, mainly driven by higher loans collateralized by securities, higher commercial and industrial loans, increased loans to financial institutions and higher residential mortgages. These increases were partially offset mainly by the US dollar translation impact and lower loans to the real estate sector. The net increase of CHF 2.1 billion in loans collateralized by securities was driven by Asia Pacific and Swiss Universal Bank. The net increase of CHF 1.8 billion in commercial and industrial loans primarily reflected increases in International Wealth Management, Swiss Universal Bank and Global Markets, partially offset by a decrease in the Strategic Resolution Unit. Loans to financial institutions increased CHF 0.8 billion, primarily reflecting increases in Global Markets and Asia Pacific, partially offset by a decrease in the Strategic Resolution Unit. The net increase of CHF 0.4 billion in mortgages was mainly driven by an increase in Swiss Universal Bank. Loans to the real estate sector decreased CHF 0.3 billion, primarily in Swiss Universal Bank, partially offset by an increase in Asia Pacific.
On a divisional level, increases in gross loans of CHF 1.9 billion in Asia Pacific, CHF 1.5 billion in Swiss Universal Bank, CHF 1.4 billion in Global Markets, CHF 1.0 billion in International Wealth Management and CHF 0.3 billion in Investment Banking & Capital Markets were partially offset by a decrease in gross loans of CHF 1.2 billion in the Strategic Resolution Unit.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q18 (CHF million)
Non-performing loans	412	404		126	32	37	64	1,075
Non-interest-earning loans	214	13		0	0	0	40	267
Non-performing and non-interest-earning loans	626	417		126	32	37	104	1,342
Restructured loans	50	77		0	5	8	76	216
Potential problem loans	110	37		2	9	0	250	408
Other impaired loans	160	114		2	14	8	326	624
Gross impaired loans [2]	786	531	[3]	128	46	45	430	1,966
of which loans with a specific allowance	721	244		98	46	45	425	1,579
of which loans without a specific allowance	65	287		30	0	0	5	387
4Q17 (CHF million)
Non-performing loans	413	327		92	32	36	148	1,048
Non-interest-earning loans	161	16		0	0	0	46	223
Non-performing and non-interest-earning loans	574	343		92	32	36	194	1,271
Restructured loans	66	95		0	0	0	129	290
Potential problem loans	129	103		29	9	0	279	549
Other impaired loans	195	198		29	9	0	408	839
Gross impaired loans [2]	769	541	[3]	121	41	36	602	2,110
of which loans with a specific allowance	694	245		91	41	36	569	1,676
of which loans without a specific allowance	75	296		30	0	0	33	434
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 110 million and CHF 111 million as of the end of 1Q18 and 4Q17, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 4Q17, gross impaired loans decreased CHF 144 million to CHF 2.0 billion as of the end of 1Q18, mainly reflecting lower potential problem loans and lower restructured loans, primarily in International Wealth Management, the Strategic Resolution Unit and Swiss Universal Bank, and lower non-performing loans in the Strategic Resolution Unit. These decreases were partially offset by higher non-performing loans in International Wealth Management and Asia Pacific and higher non-interest-earning loans in Swiss Universal Bank.
In the Strategic Resolution Unit, gross impaired loans decreased CHF 172 million, mainly reflecting reductions in ship finance and the Swiss real estate leasing business and the transfer of a restructured loan to the corporate bank portfolio of Investment Banking & Capital Markets and Global Markets. In International Wealth Management, gross impaired loans decreased CHF 10 million, primarily driven by reductions in securities-backed lending and ship finance. The increase in non-performing loans mainly reflected downgrades of potential problem loans and restructured loans, primarily relating to a UK residential mortgage and export finance exposures. In Swiss Universal Bank, gross impaired loans increased CHF 17 million, mainly driven by several newly impaired positions in the large Swiss corporates business and the commodity trade finance business, partially offset by write-offs in consumer finance. In Asia Pacific, gross impaired loans increased CHF 7 million, mainly due to a new non-performing residential mortgage, partially offset by loan repayments from several private individuals. Gross impaired loans for Investment Banking & Capital Markets and Global Markets increased CHF 9 million and CHF 5 million, respectively, mainly due to the transfer of a restructured loan from the Strategic Resolution Unit.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q18 (CHF million)
Allowance for loan losses at beginning of period [2]	465	108	74	44	55	136	882
of which individually evaluated for impairment	340	75	56	24	27	132	654
of which collectively evaluated for impairment	125	33	18	20	28	4	228
Transfers and reclassifications	0	0	0	1	2	(3)	0
Net movements recognized in statements of operations	34	0	9	(1)	(6)	0	36
Gross write-offs	(36)	(2)	(2)	0	0	(38)	(78)
Recoveries	5	0	0	4	5	2	16
Net write-offs	(31)	(2)	(2)	4	5	(36)	(62)
Provisions for interest	3	1	2	0	0	2	8
Foreign currency translation impact and other adjustments, net	(3)	(1)	(2)	1	0	(1)	(6)
Allowance for loan losses at end of period [2]	468	106	81	49	56	98	858
of which individually evaluated for impairment	341	73	59	29	30	96	628
of which collectively evaluated for impairment	127	33	22	20	26	2	230
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses is only based on loans that are not carried at fair value.
Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
1Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.8	0.3	0.6	0.9	7.8	0.5
Gross impaired loans / Gross loans	0.5	1.0	0.3	0.8	1.1	32.3	0.7
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.3	7.4	0.3
Specific allowance for loan losses / Gross impaired loans	43.4	13.7	46.1	63.0	66.7	22.3	31.9
4Q17 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.7	0.2	0.6	1.0	11.6	0.5
Gross impaired loans / Gross loans	0.5	1.1	0.3	0.8	1.0	36.0	0.8
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	1.5	8.1	0.3
Specific allowance for loan losses / Gross impaired loans	44.2	13.9	46.3	58.5	75.0	21.9	31.0
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2017 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
Total assets were CHF 809.1 billion, total liabilities were CHF 766.4 billion and total equity was CHF 42.7 billion. Total assets increased 2% and total liabilities increased 2% for the quarter, reflecting higher operating activities, partially offset by the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 809.1 billion as of the end of 1Q18, an increase of CHF 12.8 billion, or 2%, from the end of 4Q17, reflecting higher operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 23.0 billion.
Compared to the end of 4Q17, cash and due from banks increased CHF 8.3 billion, or 8%, mainly driven by higher cash positions at the Fed and the SNB, partially offset by lower cash positions at the ECB. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 5.8 billion, or 5%, mainly due to an increase in reverse repurchase transactions from banks and an increase in cash collateral, partially offset by the foreign exchange translation impact. Brokerage receivables increased CHF 5.8 billion, or 12%, primarily reflecting open trades with customers and margin lending. Net loans increased CHF 4.7 billion, or 2%, mainly driven by higher loans collateralized by securities, higher commercial and industrial loans, increased loans to financial institutions and higher residential mortgages, partially offset by lower loans to the real estate sector and the foreign exchange translation impact. Trading assets decreased CHF 16.1 billion, or 10%, primarily due to lower equity and debt securities and the foreign exchange translation impact. All other assets increased CHF 4.2 billion, or 5%, mainly reflecting increases of CHF 3.2 billion, or 8%, in securities received as collateral and CHF 1.7 billion, or 5%, in other assets related to cash collateral on derivative instruments.
Balance sheet summary
	end of % change
	1Q18	4Q17	QoQ
Assets (CHF million)
Cash and due from banks	118,164	109,815	8
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	121,170	115,346	5
Trading assets	140,201	156,334	(10)
Net loans	283,854	279,149	2
Brokerage receivables	52,739	46,968	12
All other assets	92,924	88,677	5
Total assets	809,052	796,289	2
Liabilities and equity (CHF million)
Due to banks	18,858	15,413	22
Customer deposits	368,382	361,162	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,579	26,496	4
Trading liabilities	44,755	39,119	14
Long-term debt	166,166	173,032	(4)
Brokerage payables	37,838	43,303	(13)
All other liabilities	102,777	95,575	8
Total liabilities	766,355	754,100	2
Total shareholders' equity	42,540	41,902	2
Noncontrolling interests	157	287	(45)
Total equity	42,697	42,189	1

Total liabilities and equity	809,052	796,289	2

Total liabilities were CHF 766.4 billion as of the end of 1Q18, an increase of CHF 12.3 billion, or 2%, from the end of 4Q17, reflecting higher operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities increased CHF 22.4 billion.
Compared to the end of 4Q17, customer deposits increased CHF 7.2 billion, or 2%, mainly due to an increase in certificates of deposits, partially offset by the foreign exchange translation impact. Trading liabilities increased CHF 5.6 billion, or 14%, primarily reflecting an increase in short positions. Due to banks increased CHF 3.4 billion, or 22%, mainly driven by increases in time deposits and demand deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 1.1 billion, or 4%, primarily due to an increase in cash collateral with customers and higher repurchase transactions with banks, partially offset by the foreign exchange translation impact. Long-term debt decreased CHF 6.9 billion, or 4%, primarily driven by maturities of senior and subordinated debt and the foreign exchange translation impact, partially offset by issuances of senior debt. Brokerage payables decreased CHF 5.5 billion, or 13%, mainly due to a decrease in margin lending with customers and open trades with banks. All other liabilities increased CHF 7.2 billion, or 8%, reflecting increases of CHF 6.0 billion, or 23%, in short-term borrowings and CHF 3.2 billion, or 8%, in obligation to return securities received as collateral, partially offset by a decrease of CHF 1.9 billion, or 6%, in other liabilities.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet, off-balance sheet and other contractual obligations” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2017 and “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income and additional share information
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation
33 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of March 31, 2018, the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the three-month periods ended March 31, 2018 and 2017, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandMay 3, 2018

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q18	4Q17	1Q17
Consolidated statements of operations (CHF million)
Interest and dividend income	4,451	4,140	4,042
Interest expense	(2,866)	(2,575)	(2,409)
Net interest income	1,585	1,565	1,633
Commissions and fees	3,046	3,104	3,046
Trading revenues	578	186	574
Other revenues	427	334	281
Net revenues	5,636	5,189	5,534
Provision for credit losses	48	43	53
Compensation and benefits	2,538	2,568	2,705
General and administrative expenses	1,508	1,935	1,601
Commission expenses	344	365	368
Restructuring expenses	144	137	137
Total other operating expenses	1,996	2,437	2,106
Total operating expenses	4,534	5,005	4,811
Income before taxes	1,054	141	670
Income tax expense	362	2,234	78
Net income/(loss)	692	(2,093)	592
Net income/(loss) attributable to noncontrolling interests	(2)	33	(4)
Net income/(loss) attributable to shareholders	694	(2,126)	596
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.27	(0.83)	0.27
Diluted earnings/(loss) per share	0.26	(0.83)	0.26
Consolidated statements of comprehensive income (unaudited)
in	1Q18	4Q17	1Q17
Comprehensive income/(loss) (CHF million)
Net income/(loss)	692	(2,093)	592
Gains/(losses) on cash flow hedges	(33)	(28)	(4)
Foreign currency translation	(502)	217	(500)
Unrealized gains/(losses) on securities	(6)	(6)	(2)
Actuarial gains/(losses)	80	442	103
Net prior service credit/(cost)	(31)	(27)	(39)
Gains/(losses) on liabilities related to credit risk	391	(481)	(513)
Other comprehensive income/(loss), net of tax	(101)	117	(955)
Comprehensive income/(loss)	591	(1,976)	(363)
Comprehensive income/(loss) attributable to noncontrolling interests	(11)	35	(8)
Comprehensive income/(loss) attributable to shareholders	602	(2,011)	(355)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	1Q18	4Q17
Assets (CHF million)
Cash and due from banks	118,164	109,815
of which reported at fair value	93	212
of which reported from consolidated VIEs	191	232
Interest-bearing deposits with banks	730	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	121,170	115,346
of which reported at fair value	85,086	77,498
Securities received as collateral, at fair value	41,227	38,074
of which encumbered	22,629	23,632
Trading assets, at fair value	140,201	156,334
of which encumbered	41,484	49,237
of which reported from consolidated VIEs	1,308	1,348
Investment securities	2,146	2,191
of which reported at fair value	2,146	2,191
of which reported from consolidated VIEs	586	381
Other investments	5,487	5,964
of which reported at fair value	3,112	3,506
of which reported from consolidated VIEs	1,584	1,833
Net loans	283,854	279,149
of which reported at fair value	14,717	15,307
of which encumbered	207	186
of which reported from consolidated VIEs	257	267
allowance for loan losses	(858)	(882)
Premises and equipment	4,677	4,686
of which reported from consolidated VIEs	124	151
Goodwill	4,667	4,742
Other intangible assets	212	223
of which reported at fair value	150	158
Brokerage receivables	52,739	46,968
Other assets	33,778	32,071
of which reported at fair value	9,931	9,018
of which encumbered	162	134
of which reported from consolidated VIEs	2,022	2,398
Total assets	809,052	796,289
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	1Q18	4Q17
Liabilities and equity (CHF million)
Due to banks	18,858	15,413
of which reported at fair value	213	197
Customer deposits	368,382	361,162
of which reported at fair value	3,371	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,579	26,496
of which reported at fair value	15,740	15,262
Obligation to return securities received as collateral, at fair value	41,227	38,074
Trading liabilities, at fair value	44,755	39,119
of which reported from consolidated VIEs	3	3
Short-term borrowings	31,872	25,889
of which reported at fair value	11,535	11,019
Long-term debt	166,166	173,032
of which reported at fair value	61,536	63,628
of which reported from consolidated VIEs	994	863
Brokerage payables	37,838	43,303
Other liabilities	29,678	31,612
of which reported at fair value	8,296	8,624
of which reported from consolidated VIEs	209	204
Total liabilities	766,355	754,100
Common shares	102	102
Additional paid-in capital	35,933	35,668
Retained earnings	25,643	24,973
Treasury shares, at cost	(287)	(103)
Accumulated other comprehensive income/(loss)	(18,851)	(18,738)
Total shareholders' equity	42,540	41,902
Noncontrolling interests	157	287
Total equity	42,697	42,189

Total liabilities and equity	809,052	796,289
end of	1Q18	4Q17
Additional share information
Par value (CHF)	0.04	0.04
Authorized shares [1]	3,271,129,950	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720
Treasury shares	(16,413,030)	(5,757,666)
Shares outstanding	2,539,598,690	2,550,254,054
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q18 (CHF million)
Balance at beginning of period	102	35,668	24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(21)	(21)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	694	–	–	694	(2)	692
Cumulative effect of accounting changes, net of tax	–	–	(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–	(92)	(92)	(9)	(101)
Sale of treasury shares	–	(10)	–	3,443	–	3,433	–	3,433
Repurchase of treasury shares	–	–	–	(3,655)	–	(3,655)	–	(3,655)
Share-based compensation, net of tax	–	275	–	28	–	303	–	303
Dividends paid	–	–	–	–	–	–	(3)	(3)
Change in scope of consolidation, net	–	–	–	–	–	–	(104)	(104)
Balance at end of period	102	35,933	25,643	(287)	(18,851)	42,540	157	42,697
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q17 (CHF million)
Balance at beginning of period	102	35,527	27,099	(17)	(18,853)	43,858	223	44,081
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(82)	(82)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	11	11
Net income/(loss)	–	–	(2,126)	–	–	(2,126)	33	(2,093)
Total other comprehensive income/(loss), net of tax	–	–	–	–	115	115	2	117
Sale of treasury shares	–	4	–	2,893	–	2,897	–	2,897
Repurchase of treasury shares	–	–	–	(2,993)	–	(2,993)	–	(2,993)
Share-based compensation, net of tax	–	224	–	14	–	238	–	238
Financial instruments indexed to own shares	–	(87)	–	–	–	(87)	–	(87)
Dividends paid	–	–	–	–	–	–	(1)	(1)
Change in scope of consolidation, net	–	–	–	–	–	–	101	101
Balance at end of period	102	35,668	24,973	(103)	(18,738)	41,902	287	42,189
1Q17 (CHF million)
Balance at beginning of period	84	32,131	25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(25)	(25)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	17	17
Net income/(loss)	–	–	596	–	–	596	(4)	592
Cumulative effect of accounting changes, net of tax	–	–	2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–	–	–	(951)	(951)	(4)	(955)
Sale of treasury shares	–	(18)	–	2,540	–	2,522	–	2,522
Repurchase of treasury shares	–	–	–	(2,656)	–	(2,656)	–	(2,656)
Share-based compensation, net of tax	–	275	–	17	–	292	–	292
Dividends paid	–	–	–	–	–	–	(2)	(2)
Change in scope of consolidation, net	–	–	–	–	–	–	(12)	(12)
Other	–	–	–	–	–	–	(7)	(7)
Balance at end of period	84	32,388	26,552	(99)	(17,223)	41,702	377	42,079
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	1Q18	1Q17
Operating activities of continuing operations (CHF million)
Net income	692	592
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	208	219
Provision for credit losses	48	53
Deferred tax provision/(benefit)	270	(27)
Share of net income/(loss) from equity method investments	14	(25)
Trading assets and liabilities, net	20,115	6,242
(Increase)/decrease in other assets	(10,541)	(10,232)
Increase/(decrease) in other liabilities	(5,732)	(4,404)
Other, net	(2,852)	488
Total adjustments	1,530	(7,686)
Net cash provided by/(used in) operating activities of continuing operations	2,222	(7,094)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3)	(296)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(7,863)	(5,338)
Purchase of investment securities	(21)	(24)
Proceeds from sale of investment securities	15	5
Maturities of investment securities	249	52
Investments in subsidiaries and other investments	(142)	(822)
Proceeds from sale of other investments	425	553
(Increase)/decrease in loans	(6,968)	(3,985)
Proceeds from sales of loans	1,905	2,663
Capital expenditures for premises and equipment and other intangible assets	(242)	(217)
Proceeds from sale of premises and equipment and other intangible assets	28	0
Other, net	136	22
Net cash provided by/(used in) investing activities of continuing operations	(12,481)	(7,387)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	1Q18	1Q17
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	13,437	(3,186)
Increase/(decrease) in short-term borrowings	6,733	(1,318)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,615	5,739
Issuances of long-term debt	8,889	15,247
Repayments of long-term debt	(11,333)	(20,696)
Sale of treasury shares	3,433	2,522
Repurchase of treasury shares	(3,655)	(2,656)
Dividends paid	(3)	(2)
Other, net	64	279
Net cash provided by/(used in) financing activities of continuing operations	19,180	(4,071)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(572)	(753)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	8,349	(19,305)

Cash and due from banks at beginning of period [1]	109,815	121,161
Cash and due from banks at end of period [1]	118,164	101,856
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	1Q18	1Q17
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	138	208
Cash paid for interest	3,020	2,775
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,633
Liabilities sold	0	1,554
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2017 included in the Credit Suisse Annual Report 2017.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 4Q17 consolidated statements of operations and comprehensive income and the 4Q17 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a description of accounting standards adopted in 2017.
ASC Topic 230 – Statement of Cash Flows
In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, “Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (ASU 2016-18), an update to Accounting Standards Codification (ASC) Topic 230 – Statement of Cash Flows. ASU 2016-18 required that cash amounts described as restricted cash and cash equivalents be included in cash and cash equivalents when reconciling total amounts in the statements of cash flows. ASU 2016-18 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-18 on January 1, 2018 did not have an impact on the Group’s financial position, results of operations and cash flows.
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provided guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2016-15 on January 1, 2018 did not have a material impact on the Group’s financial position, results of operations and cash flows and, as such, prior periods were not restated.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), creating ASC Topic 606 – Revenue from Contracts with Customers and superseding ASC Topic 605 – Revenue Recognition. The core principle of the guidance was that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflected the consideration to which the entity expected to be entitled in exchange for those goods or services. ASU 2014-09 outlined key steps that an entity should follow to achieve the core principle. ASU 2014-09 also included disclosure requirements that enabled users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
ASU 2014-09 and its subsequent amendments were effective for the annual reporting period beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption was permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.
The Group established a cross-functional implementation team and governance structure for the project. The Group’s implementation efforts included the identification of revenue and costs within the scope of the guidance, as well as the evaluation of revenue contracts under the new guidance and related accounting policies. The guidance did not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other US GAAP guidance.
The Group adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach with a transition adjustment recognized in retained earnings without restating comparatives. As a result of adoption, there was a decrease in retained earnings, net of tax, of CHF 45 million due to a change in timing of the recognition of certain fees in investment banking and private banking.
Additionally, the new revenue recognition criteria required the Group to present underwriting revenue, reimbursed expenses in fund management and in investment banking advisory, gross of offsetting expenses in contrast to prior periods in which the financial statements presented these amounts net of offsetting expenses; this change in presentation from net to gross would have increased the revenues and expenses in 2017 by approximately CHF 0.2 billion, which was not included in the above stated transition amount. Furthermore, with the adoption of ASU 2014-09, the brokerage, clearing and exchange expenses, which are incurred when acting as an agent on behalf of clients buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared over-the-counter (OTC) derivatives, are offset against the commission income. The change in presentation of brokerage, clearing and exchange expenses would have decreased the revenues and expenses in 2017 by approximately CHF 0.1 billion, which was not included in the above stated transition amount.
> Refer to “Note 14 – Revenue from contracts with customers” for further information.
ASC Topic 715 – Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07), an update to ASC Topic 715 – Compensation – Retirement Benefits. The amendments in ASU 2017-07 required that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that included the service cost and outside of any subtotal of operating income. ASU 2017-07 was required to be applied retrospectively to all periods presented beginning in the year of adoption. The adoption of ASU 2017-07 on January 1, 2018 resulted in a restatement that, upon adoption, increased compensation and benefits expenses and decreased general and administrative expenses by CHF 190 million and CHF 80 million as of December 31, 2017 and 2016, respectively.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 addressed certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affected the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Early adoption of the full standard was not permitted; however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities could be early adopted in isolation. The amendments to ASU 2016-01 required the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income (AOCI). The Group early adopted these sections of the update on January 1, 2016. As a result of the adoption, the Group reclassified CHF 475 million, net of tax, from retained earnings to AOCI.
The adoption of the remaining amendments to ASU 2016-01, on January 1, 2018 resulted in a reclassification of unrealized gains and losses previously reported in AOCI for available-for-sale equity securities to retained earnings of CHF 21 million, net of tax. ASU 2016-01 also required that certain equity instruments without readily determinable fair value be measured at fair value, excluding instances in which measurement alternative is applied; however, this requirement did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to ASC Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allow a reclassification from AOCI to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act of 2017.
ASU 2018-02 is effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption is permitted in any period for which financial statements have not yet been issued. The Group may elect to apply the amendments to ASU 2018-02 to the beginning of the period (annual or interim) of adoption or retrospectively for each period in which the tax effects of the US Tax Cuts and Jobs Act of 2017 related to items remaining in AOCI are recognized. The Group is currently evaluating the impact of the adoption of ASU 2018-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption will be permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018; however, the Group does not intend to early adopt ASU 2016-13.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology while it is adjusting for key interpretive issues. Furthermore, the Group will continue to monitor the scope assessment, as a basis to determine the requirements and data sourcing of the CECL models, and to design, build and test the models until the effective date.
The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
– the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
– the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
– the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects an adjustment to be posted to retained earnings for any changes in loan losses. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 makes changes to the hedge accounting model intended to facilitate financial reporting that more closely reflects an entity’s risk management activities and to simplify application of hedge accounting. The amendments in ASU 2017-12 provide more hedging strategies that will be eligible for hedge accounting, ease the documentation and effectiveness assessment requirements and result in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02, as amended by ASU 2018-01 ”Land Easement Practical Expedient for Transition to Topic 842”, is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted; however the Group does not intend to early adopt ASU 2016-02.
The Group has established a cross-functional implementation team and governance structure for the project. The Group is currently reviewing its existing contracts to determine the impact of the adoption of ASU 2016-02. The Group expects an increase in total assets and total liabilities as a result of recognizing right-of-use assets and lease liabilities for all leases under the new guidance. The Group does not expect a material change to the timing of expense recognition and is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
There were no significant business developments or subsequent events in 1Q18.
4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	1Q18	4Q17	1Q17
Net revenues (CHF million)
Swiss Universal Bank	1,431	1,318	1,354
International Wealth Management	1,403	1,364	1,221
Asia Pacific	991	885	881
Global Markets	1,546	1,163	1,609
Investment Banking & Capital Markets	528	565	606
Strategic Resolution Unit	(203)	(151)	(206)
Corporate Center	(60)	45	69
Net revenues	5,636	5,189	5,534
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	563	433	404
International Wealth Management	484	340	291
Asia Pacific	234	176	147
Global Markets	295	(195)	317
Investment Banking & Capital Markets	59	107	149
Strategic Resolution Unit	(409)	(455)	(539)
Corporate Center	(172)	(265)	(99)
Income/(loss) before taxes	1,054	141	670
Total assets
end of	1Q18	4Q17
Total assets (CHF million)
Swiss Universal Bank	217,179	228,857
International Wealth Management	89,313	94,753
Asia Pacific	107,851	96,497
Global Markets	239,432	242,159
Investment Banking & Capital Markets	15,380	20,803
Strategic Resolution Unit	30,163	45,629
Corporate Center	109,734	67,591
Total assets	809,052	796,289

5 Net interest income
in	1Q18	4Q17	1Q17
Net interest income (CHF million)
Loans	1,603	1,552	1,460
Investment securities	10	13	11
Trading assets	1,572	1,413	1,618
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	657	633	607
Other	609	529	346
Interest and dividend income	4,451	4,140	4,042
Deposits	(450)	(373)	(305)
Short-term borrowings	(82)	(50)	(33)
Trading liabilities	(860)	(685)	(788)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(399)	(388)	(253)
Long-term debt	(910)	(943)	(953)
Other	(165)	(136)	(77)
Interest expense	(2,866)	(2,575)	(2,409)
Net interest income	1,585	1,565	1,633
6 Commissions and fees
in	1Q18	4Q17	1Q17
Commissions and fees (CHF million)
Lending business	470	470	464
Investment and portfolio management	892	965	822
Other securities business	12	13	10
Fiduciary business	904	978	832
Underwriting	470	512	497
Brokerage	810	730	805
Underwriting and brokerage	1,280	1,242	1,302
Other services	392	414	448
Commissions and fees	3,046	3,104	3,046
7 Trading revenues
in	1Q18	4Q17	1Q17
Trading revenues (CHF million)
Interest rate products	857	225	1,376
Foreign exchange products	184	402	534
Equity/index-related products	(327)	(264)	(918)
Credit products	34	(231)	(438)
Commodity and energy products	26	12	37
Other products	(196)	42	(17)
Trading revenues	578	186	574
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on trading revenues and managing trading risks.

8 Other revenues
in	1Q18	4Q17	1Q17
Other revenues (CHF million)
Noncontrolling interests without SEI	(1)	5	(1)
Loans held-for-sale	10	(2)	(1)
Long-lived assets held-for-sale	16	(2)	(7)
Equity method investments	69	68	41
Other investments	128	49	47
Other	205	216	202
Other revenues	427	334	281
9 Provision for credit losses
in	1Q18	4Q17	1Q17
Provision for credit losses (CHF million)
Provision for loan losses	36	46	66
Provision for lending-related and other exposures	12	(3)	(13)
Provision for credit losses	48	43	53
10 Compensation and benefits
in	1Q18	4Q17	1Q17
Compensation and benefits (CHF million)
Salaries and variable compensation	2,189	2,222	2,346
Social security	160	148	156
Other [1]	189	198	203
Compensation and benefits	2,538	2,568	2,705
1
Includes pension-related expenses of CHF 107 million, CHF 107 million and CHF 111 million in 1Q18, 4Q17 and 1Q17, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	1Q18	4Q17	1Q17
General and administrative expenses (CHF million)
Occupancy expenses	240	255	243
IT, machinery, etc.	277	315	281
Provisions and losses	140	309	145
Travel and entertainment	94	83	83
Professional services	483	701	599
Amortization and impairment of other intangible assets	3	2	3
Other [1]	271	270	247
General and administrative expenses	1,508	1,935	1,601
1
Includes pension-related expenses/(credits) of CHF (53) million, CHF (41) million and CHF (46) million in 1Q18, 4Q17 and 1Q17, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the ongoing implementation of the revised Group strategy, restructuring expenses of CHF 144 million, CHF 137 million and CHF 137 million were recognized in 1Q18, 4Q17 and 1Q17, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	1Q18	4Q17	1Q17
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	28	(2)	52
International Wealth Management	26	11	36
Asia Pacific	6	23	19
Global Markets	42	71	20
Investment Banking & Capital Markets	30	14	2
Strategic Resolution Unit	11	18	7
Corporate Center	1	2	1
Total restructuring expenses	144	137	137
Restructuring expenses by type
in	1Q18	4Q17	1Q17
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	103	79	87
of which severance expenses	69	47	62
of which accelerated deferred compensation	34	32	25
General and administrative-related expenses	41	58	50
of which pension expenses	27	(14)	42
Total restructuring expenses	144	137	137
Restructuring provision
	1Q18			4Q17			1Q17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	196	110	306	190	83	273	217	94	311
Net additional charges [1]	69	14	83	47	61	108	62	8	70
Utilization	(61)	(16)	(77)	(41)	(34)	(75)	(59)	(13)	(72)
Balance at end of period	204	108	312	196	110	306	220	89	309
1
The following items for which expense accretion was accelerated in 1Q18, 4Q17 and 1Q17 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 26 million, CHF 22 million and CHF 15 million, respectively, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 27 million, CHF (14) million and CHF 42 million, respectively, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 8 million, CHF 10 million and CHF 10 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 0 million, CHF 11 million and CHF 0 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Earnings per share
in	1Q18	4Q17		1Q17
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	694	(2,126)		596
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	694	(2,126)		596
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,586.4	2,565.7		2,214.2
Dilutive share options and warrants	2.2	0.0		3.8
Dilutive share awards	65.1	0.0		55.1
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,653.7	2,565.7	[2]	2,273.1
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.27	(0.83)		0.27
Diluted earnings/(loss) per share available for common shares	0.26	(0.83)		0.26
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 11.6 million, 10.4 million and 7.8 million for 1Q18, 4Q17 and 1Q17, respectively.

2
Due to the net loss in 4Q17, 1.9 million of weighted-average share options and warrants outstanding and 76.6 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are collected by the Group from a customer and both imposed on and concurrent with a specific revenue-producing transaction are excluded from revenue. The Group recognizes revenue when it satisfies a contractual performance obligation. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally no significant judgement is required with respect to recording variable consideration.
If a fee is a fixed percentage of a variable account value at contract inception, recognition of the fee revenue is constrained as the contractual consideration is highly susceptible to change due to factors outside of the Group’s influence. However, at each performance measurement period (e.g., daily, monthly, quarterly), recognition of the cumulative amount of the consideration to which the Group is entitled is no longer constrained because it is calculated based on a known account value and the fee revenue is no longer variable.
Nature of services
The following is a description of the principal activities from which the Group generates its revenues from contracts with customers.
The performance obligations are typically satisfied as the services in the contract are rendered. The contract terms are generally such that they do not result in any contract assets. The contracts generally do not include a significant financing component or obligations for refunds or other similar obligations. Any variable consideration included in the transaction price is only recognized when the uncertainty of the amount is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.
Credit Suisse’s wealth management businesses provide investment services and solutions for clients, including asset management, investment advisory and investment management, wealth planning, and origination and structuring of sophisticated financing transactions for clients. The Group receives for these services investment advisory and investment management fees which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues” below. Generally, the fee for the service provided is recognized over the period of time the service is provided.
The wealth management businesses also provide comprehensive advisory services and tailored investment and financing solutions to private, corporate and institutional clients. The nature of the services range from investment and wealth management activities, which are services rendered over a period of time according to the contract with the customer, to more transaction-specific services such as brokerage and sales and trading services and the offer of client-tailored financing products. The services are provided as requested by Credit Suisse’s clients, and the fee for the service requested is recognized once the service is provided.
The Group’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the net asset value (NAV) of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Group depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Group recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a claw-back obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual claw-back obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the claw-back provision has not lapsed, the claw-back obligation is accounted for as a refund liability.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers. Typically, the fees in these businesses are recognized at a single point in time once the transaction is complete, i.e., when the securities have been placed with investors, and recognized as underwriting revenue. All expenses incurred in satisfying the performance obligation are deferred and recognized once the transaction is complete. Generally Credit Suisse and other banks form a syndicate group to underwrite and place the securities for a customer. The Group may act as the lead or a participating member in the syndicate group. Each member of the syndicate group, including the lead and participating underwriters, is acting as principal for their proportionate share of the syndication. As a result, the individual underwriters reflect their proportionate share of underwriting revenue and underwriting costs on a gross basis.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed. The Group generally acts as an agent when buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives on behalf of clients.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. For these types of services, the Group typically receives a non-refundable retainer fee and/or a success fee which usually represents a percentage of the transaction proceeds if and when the corporate finance activity is completed. Additionally, the contract may contain a milestone fee such as an ‘announcement fee’ that is payable upon the public announcement of the corporate finance activity. Typically the fees in the investment banking business are recognized at a specific point in time once it is determined that the performance obligation related to the transaction has been completed. A contract liability will be recorded if the Group receives a payment such as a retainer fee or announcement fee for an advisory service prior to satisfying the performance obligation. Advisory fees are recognized ratably over time in scenarios where the contracted service of the Group is to act as an advisor over a specified period not related to or dependent on the successful completion of a transaction. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.
Contracts with customers and disaggregation of revenues
end of	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	892
Other securities business	12
Underwriting	470
Brokerage	810
Other services	487
Total revenues from contracts with customers	2,671
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	1Q18
Contract balances (CHF million)
Contract receivables	758
Contract liabilities	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	13
The Group did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
No impairment losses were recognized on contract receivables during the reporting period. The Group did not recognize any contract assets during the reporting period. The contract liabilities increased during the reporting period from CHF 15 million to CHF 67 million, mainly due to the transition adjustment of

CHF 56 million (CHF 45 million, net of tax) recorded as a result of the adoption of ASC Topic 606.
Capitalized costs
The Group has not incurred costs in obtaining a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Group’s consolidated statement of operations for the three-month period ended March 31, 2018 resulted in an increase in commissions and fees revenues of CHF 20 million, an increase in general and administrative expenses of CHF 40 million and a decrease in commission expenses of CHF 22 million. The impact of the adoption did not have a material impact on the Group’s consolidated balance sheet or the Group’s consolidated statement of cash flows in 1Q18.
15 Trading assets and liabilities
end of	1Q18	4Q17
Trading assets (CHF million)
Debt securities	68,380	72,765
Equity securities	46,595	55,722
Derivative instruments [1]	20,400	19,621
Other	4,826	8,226
Trading assets	140,201	156,334
Trading liabilities (CHF million)
Short positions	29,820	24,465
Derivative instruments [1]	14,935	14,654
Trading liabilities	44,755	39,119
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	1Q18	4Q17
Cash collateral – netted (CHF million) [1]
Cash collateral paid	22,022	23,288
Cash collateral received	14,165	14,996
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	6,330	5,141
Cash collateral received	8,749	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

16 Investment securities
end of	1Q18	4Q17
Investment securities (CHF million)
Securities available-for-sale	2,146	2,191
Total investment securities	2,146	2,191
Investment securities by type
end of	1Q18				4Q17
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	198	13	0	211	199	13	0	212
Debt securities issued by foreign governments	1,100	17	0	1,117	1,215	21	0	1,236
Corporate debt securities	232	0	0	232	238	0	0	238
Residential mortgage-backed securities [1]	584	0	0	584	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,116	30	0	2,146	2,032	34	0	2,066
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,116	30	0	2,146	2,127	64	0	2,191
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	1Q18			1Q17
	Debt securities	Equity securities		Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	15	–	[1]	1	4
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
1Q18 (CHF million, except where indicated)
Due within 1 year	682	685	0.79
Due from 1 to 5 years	794	816	0.85
Due from 5 to 10 years	46	49	1.07
Due after 10 years	594	596	3.12
Total debt securities	2,116	2,146	1.47

17 Other investments
Other investments
end of	1Q18	4Q17
Other investments (CHF million)
Equity method investments	2,938	3,066
Equity securities (without a readily determinable fair value) [1]	1,092	1,292
of which at net asset value	624	742
of which at measurement alternative	193	175
of which at fair value	66	161
of which at cost less impairment	209	214
Real estate held for investment [2]	187	232
Life finance instruments [3]	1,270	1,374
Total other investments	5,487	5,964
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 1Q18 and 4Q17, real estate held for investment included foreclosed or repossessed real estate of CHF 22 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative
end of	1Q18	4Q17
Equity securities at measurement alternative (CHF million)
Amount of impairment and downward adjustments	(3)	0
Equity securities without a readily determinable fair value held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, equity securities without a readily determinable fair value held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Equity securities without a readily determinable fair value include investments in entities that regularly calculate NAV per share or its equivalent.
> Refer to “Note 30 – Financial instruments” for further information on such investments.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. There were no impairments recorded in 1Q18, while in 4Q17 we recorded impairments of CHF 16 million.
The accumulated depreciation related to real estate held for investment amounted to CHF 391 million and CHF 389 million for 1Q18 and 4Q17, respectively.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	1Q18	4Q17
Loans (CHF million)
Mortgages	106,466	106,039
Loans collateralized by securities	44,086	42,016
Consumer finance	4,194	4,242
Consumer	154,746	152,297
Real estate	26,327	26,599
Commercial and industrial loans	83,464	81,670
Financial institutions	16,465	15,697
Governments and public institutions	3,827	3,874
Corporate & institutional	130,083	127,840
Gross loans	284,829	280,137
of which held at amortized cost	270,112	264,830
of which held at fair value	14,717	15,307
Net (unearned income)/deferred expenses	(117)	(106)
Allowance for loan losses	(858)	(882)
Net loans	283,854	279,149
Gross loans by location (CHF million)
Switzerland	158,800	157,696
Foreign	126,029	122,441
Gross loans	284,829	280,137
Impaired loan portfolio (CHF million)
Non-performing loans	1,075	1,048
Non-interest-earning loans	267	223
Non-performing and non-interest-earning loans	1,342	1,271
Restructured loans	216	290
Potential problem loans	408	549
Other impaired loans	624	839
Gross impaired loans	1,966	2,110

Allowance for loan losses by loan portfolio
	1Q18			4Q17			1Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	662	882	217	705	922	216	722	938
Net movements recognized in statements of operations	4	32	36	12	34	46	17	49	66
Gross write-offs	(24)	(54)	(78)	(15)	(100)	(115)	(14)	(85)	(99)
Recoveries	3	13	16	2	15	17	6	6	12
Net write-offs	(21)	(41)	(62)	(13)	(85)	(98)	(8)	(79)	(87)
Provisions for interest	2	6	8	3	4	7	(8)	2	(6)
Foreign currency translation impact and other adjustments, net	(1)	(5)	(6)	1	4	5	0	(12)	(12)
Balance at end of period	204	654	858	220	662	882	217	682	899
of which individually evaluated for impairment	164	464	628	179	475	654	177	512	689
of which collectively evaluated for impairment	40	190	230	41	187	228	40	170	210
Gross loans held at amortized cost (CHF million)
Balance at end of period	154,726	115,386	270,112	152,277	112,553	264,830	148,126	110,640	258,766
of which individually evaluated for impairment [1]	646	1,320	1,966	632	1,478	2,110	637	1,574	2,211
of which collectively evaluated for impairment	154,080	114,066	268,146	151,645	111,075	262,720	147,489	109,066	256,555
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	1Q18			4Q17			1Q17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	617	617	0	996	996	0	924	924
Reclassifications from loans held-for-sale [2]	0	0	0	0	52	52	0	0	0
Reclassifications to loans held-for-sale [3]	0	704	704	0	2,558	2,558	0	3,104	3,104
Sales [3]	0	673	673	0	2,342	2,342	0	2,789	2,789
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
1Q18 (CHF million)
Mortgages	95,042	11,120	304	106,466
Loans collateralized by securities	40,272	3,720	94	44,086
Consumer finance	1,754	2,246	174	4,174
Consumer	137,068	17,086	572	154,726
Real estate	19,997	5,724	86	25,807
Commercial and industrial loans	40,886	36,325	1,141	78,352
Financial institutions	8,056	1,949	45	10,050
Governments and public institutions	1,105	72	0	1,177
Corporate & institutional	70,044	44,070	1,272	115,386
Gross loans held at amortized cost	207,112	61,156	1,844	270,112
Value of collateral [1]	193,504	49,425	1,300	244,229
4Q17 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,475	35,250	1,300	76,025
Financial institutions	7,258	2,022	46	9,326
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	68,135	42,986	1,432	112,553
Gross loans held at amortized cost	202,876	59,971	1,983	264,830
Value of collateral [1]	189,048	49,271	1,422	239,741
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
1Q18 (CHF million)
Mortgages	106,018	135	38	25	250	448	106,466
Loans collateralized by securities	43,969	6	13	0	98	117	44,086
Consumer finance	3,602	347	43	40	142	572	4,174
Consumer	153,589	488	94	65	490	1,137	154,726
Real estate	25,578	128	16	8	77	229	25,807
Commercial and industrial loans	76,799	678	162	84	629	1,553	78,352
Financial institutions	9,887	118	3	0	42	163	10,050
Governments and public institutions	1,169	8	0	0	0	8	1,177
Corporate & institutional	113,433	932	181	92	748	1,953	115,386
Gross loans held at amortized cost	267,022	1,420	275	157	1,238	3,090	270,112
4Q17 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,831	429	40	201	524	1,194	76,025
Financial institutions	8,947	333	1	2	43	379	9,326
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	110,846	800	53	218	636	1,707	112,553
Gross loans held at amortized cost	262,103	1,236	119	272	1,100	2,727	264,830
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
1Q18 (CHF million)
Mortgages	317	11	328	13	30	43	371	[1]
Loans collateralized by securities	83	13	96	0	2	2	98
Consumer finance	172	4	176	0	1	1	177
Consumer	572	28	600	13	33	46	646
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	429	193	622	203	353	556	1,178
Financial institutions	1	42	43	0	3	3	46
Corporate & institutional	503	239	742	203	375	578	1,320
Gross impaired loans	1,075	267	1,342	216	408	624	1,966
4Q17 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	134	599	277	458	735	1,334
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	181	721	277	480	757	1,478
Gross impaired loans	1,048	223	1,271	290	549	839	2,110
1
As of the end of 1Q18 and 4Q17, CHF 124 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	1Q18			4Q17
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	279	264	29	254	239	36
Loans collateralized by securities	98	84	45	111	97	49
Consumer finance	175	155	90	180	160	94
Consumer	552	503	164	545	496	179
Real estate	95	87	11	86	79	11
Commercial and industrial loans	886	861	416	997	959	427
Financial institutions	46	45	37	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	1,027	993	464	1,131	1,085	475
Gross impaired loans with a specific allowance	1,579	1,496	628	1,676	1,581	654
Mortgages	92	92	–	78	78	–
Loans collateralized by securities	0	0	–	3	3	–
Consumer finance	2	2	–	6	6	–
Consumer	94	94	–	87	87	–
Real estate	1	1	–	10	10	–
Commercial and industrial loans	292	292	–	337	337	–
Corporate & institutional	293	293	–	347	347	–
Gross impaired loans without specific allowance	387	387	–	434	434	–
Gross impaired loans	1,966	1,883	628	2,110	2,015	654
of which consumer	646	597	164	632	583	179
of which corporate & institutional	1,320	1,286	464	1,478	1,432	475
Gross impaired loan detail (continued)
in	1Q18			4Q17			1Q17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	255	0	0	241	0	0	201	0	0
Loans collateralized by securities	102	1	1	107	1	1	134	0	0
Consumer finance	176	0	0	165	1	1	172	0	0
Consumer	533	1	1	513	2	2	507	0	0
Real estate	87	0	0	90	1	0	72	0	0
Commercial and industrial loans	903	7	4	1,125	5	2	1,238	5	2
Financial institutions	45	0	0	48	0	0	108	0	0
Governments and public institutions	1	0	0	0	0	0	10	0	0
Corporate & institutional	1,036	7	4	1,263	6	2	1,428	5	2
Gross impaired loans with a specific allowance	1,569	8	5	1,776	8	4	1,935	5	2
Mortgages	87	1	0	95	1	0	76	1	0
Loans collateralized by securities	1	0	0	3	0	0	14	0	0
Consumer finance	3	0	0	3	0	0	7	0	0
Consumer	91	1	0	101	1	0	97	1	0
Real estate	2	0	0	8	0	0	24	0	0
Commercial and industrial loans	323	3	0	249	3	0	268	2	0
Financial institutions	0	0	0	0	0	0	1	0	0
Corporate & institutional	325	3	0	257	3	0	293	2	0
Gross impaired loans without specific allowance	416	4	0	358	4	0	390	3	0
Gross impaired loans	1,985	12	5	2,134	12	4	2,325	8	2
of which consumer	624	2	1	614	3	2	604	1	0
of which corporate & institutional	1,361	10	4	1,520	9	2	1,721	7	2

Restructured loans held at amortized cost
in	1Q18			4Q17			1Q17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Commercial and industrial loans	3	15	14	6	74	70	4	35	35
Total	3	15	14	6	74	70	4	35	35
In 1Q18, the loan modifications of the Group included extended loan repayment terms, including the suspension of annual loan amortizations, the waiver of claims and interest rate concessions.
In 1Q18 and 4Q17, the Group reported the default of seven loans with a recorded investment of CHF 40 million and one loan with a recorded investment of CHF 48 million, respectively, within commercial and industrial loans, which had been restructured within the previous 12 months. In 1Q17, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
19 Goodwill
Goodwill
1Q18	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,544	2,268	3,178	1,021	12	8,633
Foreign currency translation impact	(7)	(26)	(23)	(8)	(11)	0	(75)
Balance at end of period	603	1,518	2,245	3,170	1,010	12	8,558
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	603	1,518	1,473	451	622	0	4,667
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 1Q18. As of March 31, 2018, the Group’s market capitalization was below book value.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	1Q18	4Q17
Other assets (CHF million)
Cash collateral on derivative instruments	6,330	5,141
Cash collateral on non-derivative transactions	510	490
Derivative instruments used for hedging	33	50
Assets held-for-sale	8,790	8,300
of which loans [1]	8,724	8,130
of which real estate [2]	66	141
of which long-lived assets	0	29
Assets held for separate accounts	186	190
Interest and fees receivable	4,746	4,669
Deferred tax assets	5,228	5,522
Prepaid expenses	478	379
Failed purchases	1,375	1,327
Defined benefit pension and post-retirement plan assets	2,389	2,170
Other	3,713	3,833
Other assets	33,778	32,071
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,749	8,644
Cash collateral on non-derivative transactions	516	473
Derivative instruments used for hedging	16	99
Provisions	983	1,007
of which off-balance sheet risk	116	106
Restructuring liabilities	312	306
Liabilities held for separate accounts	186	190
Interest and fees payable	5,308	5,591
Current tax liabilities	720	700
Deferred tax liabilities	461	394
Failed sales	653	720
Defined benefit pension and post-retirement plan liabilities	543	541
Other	11,231	12,947
Other liabilities	29,678	31,612
1 Included as of the end of 1Q18 and 4Q17 were CHF 446 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 1Q18 and 4Q17, real estate held-for-sale included foreclosed or repossessed real estate of CHF 21 million and CHF 8 million, respectively, of which CHF 18 million and CHF 5 million, respectively were related to residental real estate.

21 Long-term debt
Long-term debt
end of	1Q18	4Q17
Long-term debt (CHF million)
Senior	143,757	148,542
Subordinated	21,415	23,627
Non-recourse liabilities from consolidated VIEs	994	863
Long-term debt	166,166	173,032
of which reported at fair value	61,536	63,628
of which structured notes	49,032	51,465
Structured notes by product
end of	1Q18	4Q17
Structured notes (CHF million)
Equity	30,760	32,059
Fixed income	13,827	14,471
Credit	4,188	4,678
Other	257	257
Total structured notes	49,032	51,465

22 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
1Q18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(47)	(493)	(6)	10	0	384	(152)
Increase/(decrease) due to equity method investments	1	0	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	13	0	0	70	(31)	7	59
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(33)	(493)	(27)	80	(31)	391	(113)
Balance at end of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
4Q17 (CHF million)
Balance at beginning of period	(34)	(13,334)	54	(4,025)	549	(2,063)	(18,853)
Increase/(decrease)	(48)	208	(6)	326	0	(521)	(41)
Reclassification adjustments, included in net income/(loss)	20	7	0	116	(27)	40	156
Total increase/(decrease)	(28)	215	(6)	442	(27)	(481)	115
Balance at end of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
1Q17 (CHF million)
Balance at beginning of period	(35)	(12,095)	61	(4,278)	643	(568)	(16,272)
Increase/(decrease)	(8)	(519)	(2)	23	0	(513)	(1,019)
Reclassification adjustments, included in net income/(loss)	4	23	0	80	(39)	0	68
Total increase/(decrease)	(4)	(496)	(2)	103	(39)	(513)	(951)
Balance at end of period	(39)	(12,591)	59	(4,175)	604	(1,081)	(17,223)
Details on significant reclassification adjustments
in	1Q18	4Q17	1Q17
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	0	7	23
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	88	142	100
Tax expense/(benefit)	(18)	(26)	(20)
Net of tax	70	116	80
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(39)	(33)	(50)
Tax expense	8	6	11
Net of tax	(31)	(27)	(39)
1
Includes net releases of CHF 7 million on the sale of Old Lane India Opportunity Fund Investment in 4Q17 and net releases of CHF 23 million on the sale of Credit Suisse (Monaca) S.A.M. in 1Q17. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.

Additional share information
	1Q18		4Q17		1Q17
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,089,897,378
Balance at end of period	2,556,011,720		2,556,011,720		2,089,897,378
Treasury shares
Balance at beginning of period	(5,757,666)		(949,715)		0
Sale of treasury shares	197,832,217		177,670,704		165,460,223
Repurchase of treasury shares	(210,060,139)		(183,331,016)		(172,867,369)
Share-based compensation	1,572,558		852,361		1,098,799
Balance at end of period	(16,413,030)		(5,757,666)		(6,308,347)
Common shares outstanding
Balance at end of period	2,539,598,690	[1]	2,550,254,054	[1]	2,083,589,031	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 522,242,777 of these shares were reserved for capital instruments.

23 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 27 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for a bifurcatable hybrid debt instrument which the Group did not elect to account for at fair value. However, this bifurcated embedded derivative is not subject to an enforceable master netting agreement and is not recorded as a derivative instrument under trading assets and liabilities or other assets and other liabilities. Information on this bifurcated embedded derivative has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
end of	1Q18		4Q17
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	3.8	3.4	2.5	1.8
OTC	76.3	71.7	83.3	79.0
Exchange-traded	0.2	0.2	0.1	0.2
Interest rate products	80.3	75.3	85.9	81.0
OTC-cleared	0.2	0.2	0.2	0.2
OTC	30.4	35.0	29.1	34.6
Foreign exchange products	30.6	35.2	29.3	34.8
OTC	11.3	10.5	11.7	11.7
Exchange-traded	11.2	12.9	9.2	9.8
Equity/index-related products	22.5	23.4	20.9	21.5
OTC-cleared	3.7	3.9	3.6	3.8
OTC	3.7	4.8	3.9	4.7
Credit derivatives	7.4	8.7	7.5	8.5
OTC	0.7	0.5	1.4	0.9
Other products [1]	0.7	0.5	1.4	0.9
OTC-cleared	7.7	7.5	6.3	5.8
OTC	122.4	122.5	129.4	130.9
Exchange-traded	11.4	13.1	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	141.5	143.1	145.0	146.7
Offsetting (CHF billion)
OTC-cleared	(7.2)	(7.3)	(5.7)	(5.4)
OTC	(106.9)	(113.5)	(114.5)	(122.1)
Exchange-traded	(10.8)	(12.0)	(8.6)	(9.6)
Offsetting	(124.9)	(132.8)	(128.8)	(137.1)
of which counterparty netting	(110.7)	(110.7)	(113.8)	(113.8)
of which cash collateral netting	(14.2)	(22.1)	(15.0)	(23.3)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.5	0.2	0.6	0.4
OTC	15.5	9.0	14.9	8.8
Exchange-traded	0.6	1.1	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	16.6	10.3	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	3.8	4.7	3.4	5.2
Total net derivatives presented in the consolidated balance sheets	20.4	15.0	19.6	14.8
of which recorded in trading assets and trading liabilities	20.4	15.0	19.6	14.7
of which recorded in other assets and other liabilities	0.0	0.0	0.0	0.1
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of March 31, 2018 and December 31, 2017. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	1Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	93.1	(26.5)	66.6		89.4	(28.8)	60.6
Securities borrowing transactions	21.3	(5.2)	16.1		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	114.4	(31.7)	82.7		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	38.5	–	38.5		41.0	–	41.0
Total	152.9	(31.7)	121.2	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 85,086 million and CHF 77,498 million of the total net amount as of the end of 1Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	1Q18				4Q17
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	48.9	(29.2)	19.7		49.4	(31.5)	17.9
Securities lending transactions	7.4	(2.5)	4.9		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	40.0	0.0	40.0		37.0	0.0	37.0
Total subject to enforceable master netting agreements	96.3	(31.7)	64.6		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	4.2	–	4.2		4.9	–	4.9
Total	100.5	(31.7)	68.8		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	59.3	(31.7)	27.6	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	41.2	0.0	41.2		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 15,740 million and CHF 15,262 million of the total net amount as of the end of 1Q18 and 4Q17, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	1Q18						4Q17
	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	16.6	5.4		0.0		11.2	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	66.6	66.6		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	16.1	15.5		0.0		0.6	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	99.3	87.5		0.0		11.8	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.3	2.1		0.0		8.2	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	19.7	19.7		0.0		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	4.9	4.5		0.0		0.4	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	40.0	34.8		0.0		5.2	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	74.9	61.1		0.0		13.8	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

24 Tax
The 1Q18 income tax expense of CHF 362 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2018, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.1 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 4 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	1Q18	4Q17	1Q17
Effective tax rate (%)	34.3	–	11.6
Tax expense reconciliation
in	1Q18
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	232
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	5
Other non-deductible expenses	98
Changes in deferred tax valuation allowance	14
Lower taxed income	(35)
Other	48
Income tax expense	362
Foreign tax rate differential
1Q18 included a foreign tax expense of CHF 5 million in respect of earnings in higher tax jurisdictions, such as the US, partially offset by earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
1Q18 included the impact of CHF 90 million relating to the non-deductible interest expenses and non-deductible bank levy costs and CHF 8 million relating to other non-deductible expenses relating to a litigation matter.
Changes in deferred tax valuation allowance
1Q18 included the impact of the increase of valuation allowances of CHF 44 million mainly in respect of two of the Group’s operating entities, one in the UK and one in Asia, and a decrease of valuation allowances of CHF 30 million mainly in respect of one of the Group’s operating entities in the UK related to estimated current year earnings.
Lower taxed income
1Q18 included the impacts of CHF 13 million related to non-taxable life insurance income, a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 12 million and lower taxed income due to the sale of an investment in one of the Group’s operating entities in Switzerland of CHF 10 million.

Other
1Q18 included a tax charge of CHF 50 million associated with a deferred tax assets re-assessment in Switzerland and a tax charge of CHF 9 million relating to own-credit valuation gains. This was partially offset by a tax benefit on the favorable resolution of a tax litigation matter in Asia of CHF 15 million. The remaining balance included various smaller items.
Net deferred tax assets
end of	1Q18	4Q17
Net deferred tax assets (CHF million)
Deferred tax assets	5,228	5,522
of which net operating losses	2,046	2,213
of which deductible temporary differences	3,182	3,309
Deferred tax liabilities	(461)	(394)
Net deferred tax assets	4,767	5,128
25 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Contingent Capital share awards, Capital Opportunity Facility awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q18 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	1Q18	4Q17	1Q17
Deferred compensation expense (CHF million)
Share awards	148	134	146
Performance share awards	109	80	98
Contingent Capital Awards	52	65	85
Contingent Capital share awards	1	3	5
Capital Opportunity Facility awards	3	4	4
2008 Partner Asset Facility awards [1]	0	0	7
Other cash awards	54	128	95
Total deferred compensation expense	367	414	440
1 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	1Q18
Estimated unrecognized compensation expense (CHF million)
Share awards	877
Performance share awards	464
Contingent Capital Awards	287
Contingent Capital share awards	2
Other cash awards	239
Total	1,869

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.4
1Q18 activity
In 1Q18, the Group granted share awards, performance share awards and CCA as part of the 2017 deferred variable compensation. Expense recognition for these awards began in 1Q18 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q18, the Group granted 37.6 million share awards at a weighted-average share price of CHF 17.13. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 1Q18, the Group granted 26.5 million performance share awards at a weighted-average share price of CHF 16.98. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 1Q18, the Group awarded CHF 241 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Share-based award activity
	1Q18
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	84.9	54.2	8.4
Granted	37.6	26.5	0.0
Settled	(2.8)	0.0	0.0
Forfeited	(0.7)	(0.6)	0.0
Balance at end of period	119.0	80.1	8.4
of which vested	40.2	29.2	5.4
of which unvested	78.8	50.9	3.0
26 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans.
> Refer to “Note 30 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
The Group expects to contribute CHF 432 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2018. As of the end of 1Q18, CHF 143 million of contributions have been made.
Components of net periodic benefit costs
in	1Q18	4Q17	1Q17
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	65	65	66
Interest costs on benefit obligation	39	40	37
Expected return on plan assets	(149)	(152)	(152)
Amortization of recognized prior service cost/(credit)	(32)	(33)	(32)
Amortization of recognized actuarial losses	89	104	101
Settlement losses/(gains)	(1)	38	(1)
Curtailment losses/(gains)	(7)	(1)	(18)
Special termination benefits	7	7	0
Net periodic benefit costs	11	68	1

27 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 1Q18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	10,496.0	2.2	2.3	0.0	0.0	0.0
Swaps	14,064.8	56.2	52.8	46.3	0.1	0.2
Options bought and sold (OTC)	2,296.6	22.3	20.7	0.0	0.0	0.0
Futures	806.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	417.6	0.2	0.2	0.0	0.0	0.0
Interest rate products	28,081.6	80.9	76.0	46.3	0.1	0.2
Forwards	1,487.4	12.6	12.1	12.8	0.0	0.1
Swaps	566.6	14.9	19.4	0.0	0.0	0.0
Options bought and sold (OTC)	444.6	4.3	4.5	2.1	0.0	0.0
Futures	11.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,514.2	31.8	36.0	14.9	0.0	0.1
Forwards	2.0	0.0	0.1	0.0	0.0	0.0
Swaps	203.4	4.1	5.0	0.0	0.0	0.0
Options bought and sold (OTC)	221.1	8.0	7.0	0.0	0.0	0.0
Futures	34.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	403.8	11.3	13.2	0.0	0.0	0.0
Equity/index-related products	864.6	23.4	25.3	0.0	0.0	0.0
Credit derivatives [2]	536.9	7.7	9.0	0.0	0.0	0.0
Forwards	7.3	0.0	0.1	0.0	0.0	0.0
Swaps	16.9	1.3	1.0	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.1	0.1	0.0	0.0	0.0
Futures	13.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.8	0.0	0.0	0.0	0.0	0.0
Other products [3]	47.7	1.4	1.2	0.0	0.0	0.0
Total derivative instruments	32,045.0	145.2	147.5	61.2	0.1	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 32,106.2 billion, CHF 145.3 billion and CHF 147.8 billion, respectively, as of March 31, 2018.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q17	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,047.8	60.4	56.6	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,898.6	87.0	82.1	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	198.7	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.3	8.3	7.9	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	826.9	21.4	23.2	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,705.3	148.2	151.5	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,767.5 billion, CHF 148.4 billion and CHF 151.9 billion, respectively, as of December 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 23 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Fair value hedges
in	1Q18	4Q17	1Q17
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(649)	(333)	(251)
Total	(649)	(333)	(251)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	690	362	257
Total	690	362	257
Details of fair value hedges (CHF million)
Net gains on the ineffective portion	41	29	6
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	1Q18		4Q17		1Q17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(61)		(46)		(7)
Foreign exchange products	3		(22)		(4)
Total	(58)		(68)		(11)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	(16)	[1]	(7)	[1]	0
Foreign exchange products	0	[2,3]	(14)	[2,3]	(4)	[2,3]
Total	(16)		(21)		(4)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion	(1)	[2]	0		3	[2]
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
As of the end of 1Q18, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 58 million.
Net investment hedges
in	1Q18	4Q17	1Q17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	17	(208)	(187)
Total	17	(208)	(187)
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	1Q18				4Q17
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	4.8	0.1	1.1	6.0	5.4	0.1	1.2	6.7
Collateral posted	3.7	0.1	–	3.8	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.1	0.3	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.9	0.2	0.5	1.6	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	1.1	0.3	0.7	2.1	1.0	0.4	0.7	2.1
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 10.0 billion and CHF 6.7 billion as of the end of 1Q18 and 4Q17, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	1Q18							4Q17
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(54.8)	50.9		(3.9)	15.1		0.7	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(26.8)	23.9		(2.9)	14.7		0.5	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(81.6)	74.8		(6.8)	29.8		1.2	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(19.4)	17.3		(2.1)	4.6		0.0	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(62.2)	57.5		(4.7)	25.2		1.2	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(105.1)	101.7		(3.4)	58.7		0.2	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(33.0)	31.6		(1.4)	10.8	[3]	1.6	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(138.1)	133.3		(4.8)	69.5		1.8	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.2		0.0	0.0		0.1	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(137.9)	133.1		(4.8)	69.5		1.7	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(159.9)	152.6		(7.3)	73.8		0.9	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(59.8)	55.5		(4.3)	25.5		2.1	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(219.7)	208.1		(11.6)	99.3		3.0	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(19.6)	17.5		(2.1)	4.6		0.1	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(200.1)	190.6		(9.5)	94.7		2.9	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q18	4Q17
Credit derivatives (CHF billion)
Credit protection sold	219.7	213.9
Credit protection purchased	208.1	203.6
Other protection purchased	99.3	100.9
Other instruments [1]	9.8	6.5
Total credit derivatives	536.9	524.9
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
1Q18 (CHF billion)
Single-name instruments	20.6	54.2	6.8	81.6
Multi-name instruments	36.8	63.9	37.4	138.1
Total instruments	57.4	118.1	44.2	219.7
4Q17 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
28 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q18 (CHF million)
Credit guarantees and similar instruments	1,925	1,371	3,296	3,054		25	1,586
Performance guarantees and similar instruments	4,712	1,963	6,675	5,755		49	2,884
Derivatives [2]	17,021	6,940	23,961	23,961		467	–	[3]
Other guarantees	4,727	1,903	6,630	6,621		39	4,014
Total guarantees	28,385	12,177	40,562	39,391		580	8,484
4Q17 (CHF million)
Credit guarantees and similar instruments	1,817	1,269	3,086	2,837		12	1,603
Performance guarantees and similar instruments	4,931	2,212	7,143	6,216		44	3,012
Derivatives [2]	15,520	8,984	24,504	24,504		403	–	[3]
Other guarantees	4,461	2,217	6,678	6,673		47	3,833
Total guarantees	26,729	14,682	41,411	40,230		506	8,448
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first three months of 2018, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 1Q18 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 32 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2017 for a description of these commitments.
Other commitments
end of	1Q18						4Q17
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,530	380	5,910	5,588		3,895	4,976	115	5,091	5,000		3,218
Irrevocable loan commitments [2]	27,013	81,180	108,193	104,287		42,938	24,296	82,105	106,401	101,270		42,307
Forward reverse repurchase agreements	36	0	36	36		36	12	0	12	12		12
Other commitments	280	163	443	443		32	219	128	347	347		0
Total other commitments	32,859	81,723	114,582	110,354		46,901	29,503	82,348	111,851	106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 107,847 million and CHF 108,663 million of unused credit limits as of the end of 1Q18 and 4Q17 respectively, which were revocable at the Group's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q18 and 1Q17 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	1Q18	1Q17
Gains and cash flows (CHF million)
CMBS
Net gain [1]	5	18
Proceeds from transfer of assets	1,675	1,256
Cash received on interests that continue to be held	8	10
RMBS
Net gain/(loss) [1]	(6)	5
Proceeds from transfer of assets	2,950	2,602
Purchases of previously transferred financial assets or its underlying collateral	(1)	0
Servicing fees	1	1
Cash received on interests that continue to be held	299	66
Other asset-backed financings
Net gain [1]	11	11
Proceeds from transfer of assets	1,626	990
Purchases of previously transferred financial assets or its underlying collateral [2,3]	(128)	(53)
Fees [4]	36	28
Cash received on interests that continue to be held	1	0
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
3 Line item was omitted in 2017 and 2016 reporting.
4 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q18 and 4Q17, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q18	4Q17
CHF million
CMBS
Principal amount outstanding	22,375	19,918
Total assets of SPE	35,298	31,586
RMBS
Principal amount outstanding	37,160	35,645
Total assets of SPE	38,214	36,770
Other asset-backed financings
Principal amount outstanding	22,533	20,916
Total assets of SPE	42,503	39,330
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	1Q18							1Q17
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			249				975			49				169
of which level 2			249				933			49				166
of which level 3			0				42			0				3
Weighted-average life, in years			4.8				7.0			7.6				6.8
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.8	–	13.5			–	[2]	5.0	–	15.7
Cash flow discount rate (rate per annum), in % [3]	3.6	–	8.8		3.0	–	12.1	2.5	–	3.3		2.3	–	7.5
Expected credit losses (rate per annum), in %	0.0	–	0.0		3.2	–	5.5	0.9	–	0.9		1.0	–	3.0
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q18 and 4Q17.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	1Q18											4Q17
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			644				2,100			729				579				1,985			665
of which non-investment grade			84				438			23				100				508			50
Weighted-average life, in years			4.8				8.0			6.1				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(25.2)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(52.3)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	2.7	–	15.1		2.3	–	35.8	1.0	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2	[5]
Impact on fair value from 10% adverse change			(10.5)				(57.9)			(14.9)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(20.6)				(112.1)			(29.3)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in %	0.5	–	12.4		0.4	–	24.5	0.7	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2	[5]
Impact on fair value from 10% adverse change			(4.2)				(26.7)			(7.5)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(8.2)				(52.4)			(14.7)				(7.8)				(46.1)			(12.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 Prior period has been corrected.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q18 and 4Q17.
> Refer to “Note 31 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q18	4Q17
CHF million
Other asset-backed financings
Trading assets	333	347
Other assets	34	48
Liability to SPE, included in other liabilities	(367)	(395)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group's default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 1Q18 and 4Q17.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	1Q18	4Q17
CHF billion
Government debt securities	31.8	31.4
Corporate debt securities	15.5	15.1
Asset-backed securities	2.5	5.0
Equity securities	0.1	0.0
Other	0.6	0.6
Securities sold under repurchase agreements	50.5	52.1
Government debt securities	2.9	2.7
Corporate debt securities	0.4	0.4
Equity securities	5.1	4.8
Other	0.4	0.3
Securities lending transactions	8.8	8.2
Government debt securities	1.5	1.8
Corporate debt securities	0.5	0.6
Asset-backed securities	0.1	0.0
Equity securities	39.1	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	41.2	38.1
Total	100.5	98.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
1Q18 (CHF billion)
Securities sold under repurchase agreements	6.7		32.3		6.7	4.8	50.5
Securities lending transactions	5.9		2.7		0.0	0.2	8.8
Obligation to return securities received as collateral, at fair value	41.0		0.0		0.0	0.2	41.2
Total	53.6		35.0		6.7	5.2	100.5
4Q17 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.

> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 119 days as of the end of 1Q18. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, credit card receivables, car loans and CP.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q18 and 4Q17.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
1Q18 (CHF million)
Cash and due from banks	25	0	71	24	53	18	191
Trading assets	35	0	40	181	1,038	14	1,308
Investment securities	0	0	586	0	0	0	586
Other investments	0	0	0	196	1,115	273	1,584
Net loans	0	0	0	0	20	237	257
Premises and equipment	0	0	0	0	124	0	124
Other assets	256	9	1,024	8	42	683	2,022
of which loans held-for-sale	256	0	207	0	3	0	466
Total assets of consolidated VIEs	316	9	1,721	409	2,392	1,225	6,072
Trading liabilities	1	0	0	0	2	0	3
Long-term debt	115	0	821	0	26	32	994
Other liabilities	0	0	1	6	109	93	209
Total liabilities of consolidated VIEs	116	0	822	6	137	125	1,206
4Q17 (CHF million)
Cash and due from banks	22	0	96	32	70	12	232
Trading assets	17	0	10	179	1,122	20	1,348
Investment securities	0	0	381	0	0	0	381
Other investments	0	0	0	350	1,197	286	1,833
Net loans	0	0	0	3	21	243	267
Premises and equipment	0	0	0	0	151	0	151
Other assets	83	4	1,070	21	32	1,188	2,398
of which loans held-for-sale	83	0	152	0	3	0	238
Total assets of consolidated VIEs	122	4	1,557	585	2,593	1,749	6,610
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	51	0	752	0	26	34	863
Other liabilities	0	0	1	26	111	66	204
Total liabilities of consolidated VIEs	51	0	753	26	140	100	1,070
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2017 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
1Q18 (CHF million)
Trading assets	720	4,369	956	216	2,840	9,101
Net loans	397	1,397	2,484	4,131	1,027	9,436
Other assets	12	37	111	0	432	592
Total variable interest assets	1,129	5,803	3,551	4,347	4,299	19,129
Maximum exposure to loss	1,129	7,254	3,559	6,880	4,894	23,716
Total assets of non-consolidated VIEs	15,325	66,092	94,760	17,697	39,323	233,197
4Q17 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	67	1	437	525
Total variable interest assets	1,375	6,147	3,519	4,816	3,153	19,010
Maximum exposure to loss	1,375	7,617	3,526	7,061	4,079	23,658
Total assets of non-consolidated VIEs	15,874	64,839	66,703	16,270	35,198	198,884
30 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	93	0	–		–		93
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	85,086	0	–		–		85,086
Debt	1,373	1,050	0	–		–		2,423
of which corporates	0	960	0	–		–		960
Equity	38,304	449	51	–		–		38,804
Securities received as collateral	39,677	1,499	51	–		–		41,227
Debt	24,599	41,758	2,010	–		13		68,380
of which foreign governments	24,451	4,382	240	–		–		29,073
of which corporates	79	11,209	1,187	–		13		12,488
of which RMBS	0	21,400	311	–		–		21,711
of which CMBS	0	2,799	26	–		–		2,825
of which CDO	0	1,941	106	–		–		2,047
Equity	42,397	3,045	135	–		1,018		46,595
Derivatives	5,335	136,666	3,188	(124,789)		–		20,400
of which interest rate products	2,232	77,967	740	–		–		–
of which foreign exchange products	28	31,573	172	–		–		–
of which equity/index-related products	3,075	19,402	874	–		–		–
of which credit derivatives	0	7,041	658	–		–		–
Other	1,811	622	2,393	–		–		4,826
Trading assets	74,142	182,091	7,726	(124,789)		1,031		140,201
Debt	241	1,853	52	–		–		2,146
of which foreign governments	95	1,022	0	–		–		1,117
of which corporates	0	232	0	–		–		232
of which RMBS	0	534	50	–		–		584
of which CMBS	0	0	2	–		–		2
Investment securities	241	1,853	52	–		–		2,146
Private equity	0	0	23	–		387		410
of which equity funds	0	0	23	–		140		163
Hedge funds	0	0	0	–		237		237
of which debt funds	0	0	0	–		195		195
Other equity investments	19	7	183	–		1,051		1,260
of which private	19	7	183	–		1,051		1,260
Life finance instruments	0	1	1,204	–		–		1,205
Other investments	19	8	1,410	–		1,675		3,112
Loans	0	10,582	4,135	–		–		14,717
of which commercial and industrial loans	0	3,192	1,922	–		–		5,114
of which financial institutions	0	5,122	1,292	–		–		6,414
Other intangible assets (mortgage servicing rights)	0	0	150	–		–		150
Other assets	81	8,667	1,312	(129)		–		9,931
of which loans held-for-sale	0	6,910	1,139	–		–		8,049
Total assets at fair value	114,160	289,879	14,836	(124,918)		2,706		296,663
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	213	0	–		–		213
Customer deposits	0	2,911	460	–		–		3,371
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,740	0	–		–		15,740
Debt	1,373	1,050	0	–		–		2,423
of which corporates	0	960	0	–		–		960
Equity	38,304	449	51	–		–		38,804
Obligation to return securities received as collateral	39,677	1,499	51	–		–		41,227
Debt	5,282	4,386	9	–		–		9,677
of which foreign governments	5,271	608	0	–		–		5,879
of which corporates	0	3,643	9	–		–		3,652
Equity	19,971	124	39	–		9		20,143
Derivatives	5,558	139,023	2,971	(132,617)		–		14,935
of which interest rate products	2,320	73,454	272	–		–		–
of which foreign exchange products	23	35,906	115	–		–		–
of which equity/index-related products	3,215	20,909	1,171	–		–		–
of which credit derivatives	0	8,137	877	–		–		–
Trading liabilities	30,811	143,533	3,019	(132,617)		9		44,755
Short-term borrowings	0	10,603	932	–		–		11,535
Long-term debt	0	49,031	12,505	–		–		61,536
of which treasury debt over two years	0	908	0	–		–		908
of which structured notes over one year and up to two years	0	5,634	217	–		–		5,851
of which structured notes over two years	0	30,765	12,187	–		–		42,952
of which other debt instruments over two years	0	2,842	58	–		–		2,900
of which other subordinated bonds	0	5,138	0	–		–		5,138
of which non-recourse liabilities	0	953	41	–		–		994
Other liabilities	0	7,120	1,420	(244)		–		8,296
of which failed sales	0	430	166	–		–		596
Total liabilities at fair value	70,488	230,650	18,387	(132,861)		9		186,673
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,828	40,645	2,292	–		–		72,765
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,231	1,412	–		–		11,822
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,025	3,481	163	–		1,053		55,722
Derivatives	3,577	141,347	3,289	(128,592)		–		19,621
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,338	18,251	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,922	2,294	3,010	–		–		8,226
Trading assets	87,352	187,767	8,754	(128,592)		1,053		156,334
Debt	244	1,780	42	–		–		2,066
of which foreign governments	97	1,139	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,899	42	–		–		2,191
Private equity	0	0	29	–		351		380
of which equity funds	0	0	22	–		141		163
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,122		1,427
of which private	18	9	271	–		1,122		1,420
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,864		3,506
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,425	287,070	16,642	(128,756)		2,917		302,298
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q17	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,217	883	55	–		9		15,164
Derivatives	3,731	144,615	3,169	(136,861)		–		14,654
of which interest rate products	1,254	80,534	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	19,459	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,108	149,637	3,226	(136,861)		9		39,119
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	51,127	12,501	–		–		63,628
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	5,567	0	–		–		5,567
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,379	1,478	(233)		–		8,624
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,805	238,163	18,551	(137,094)		9		179,434
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 1Q18, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were mainly in exchange-traded derivatives as prices became observable. The transfers from trading liabilities were primarily in exchange-traded derivatives as prices became observable.
In 1Q18, transfers out of level 1 to level 2 were primarily from trading assets, mainly in equity and debt securities, for which suitable closing prices were unobtainable as of the end of 1Q18.
Transfers between level 1 and level 2
in	1Q18			1Q17
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2		Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	0	19		0	138
Debt	37	75		1	22
Equity	48	149		605	66
Derivatives	391	1		125	0
Trading assets	476	225		731	88
Liabilities (CHF million)
Obligations to return securities received as collateral	0	19	.	0	138
Debt	0	2		0	27
Equity	35	1		3	79
Derivatives	211	14		109	22
Trading liabilities	246	17		112	128

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
1Q18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	49	(28)	0	0	0		0	0		0	0		0	(1)	51
Debt	2,292	166	(212)	625	(716)	0	0	0		(99)	0		6	0		0	(52)	2,010
of which corporates	1,412	87	(109)	519	(657)	0	0	0		(38)	0		5	0		0	(32)	1,187
of which RMBS	320	66	(78)	80	(2)	0	0	(1)		(65)	0		0	0		0	(9)	311
of which CMBS	16	10	(1)	1	(2)	0	0	0		2	0		0	0		0	0	26
of which CDO	126	4	(13)	12	(18)	0	0	0		(1)	0		0	0		0	(4)	106
Equity	163	7	(18)	15	(26)	0	0	(3)		(4)	0		4	0		0	(3)	135
Derivatives	3,289	69	(115)	0	0	433	(405)	(10)		1	0		0	0		0	(74)	3,188
of which interest rate products	801	9	(4)	0	0	31	(22)	0		(60)	0		0	0		0	(15)	740
of which equity/index-related products	833	34	(86)	0	0	140	(143)	(6)		123	0		0	0		0	(21)	874
of which credit derivatives	634	23	(25)	0	0	175	(94)	(4)		(36)	0		0	0		0	(15)	658
Other	3,010	5	(49)	4,507	(5,069)	0	(1)	2		63	0		0	0		0	(75)	2,393
Trading assets	8,754	247	(394)	5,147	(5,811)	433	(406)	(11)		(39)	0		10	0		0	(204)	7,726
Investment securities	42	0	0	24	0	0	(113)	0		99	0		0	0		0	0	52
Equity	300	0	(7)	3	(81)	0	0	0		(3)	0		0	0		0	(6)	206
Life finance instruments	1,301	0	0	43	(77)	0	0	0		(34)	0		0	0		0	(29)	1,204
Other investments	1,601	0	(7)	46	(158)	0	0	0		(37)	0		0	0		0	(35)	1,410
Loans	4,530	427	(29)	0	(41)	211	(810)	0		(42)	0		0	0		0	(111)	4,135
of which commercial and industrial loans	2,207	7	(24)	0	(19)	60	(269)	0		13	0		0	0		0	(53)	1,922
of which financial institutions	1,480	308	(5)	0	(12)	109	(540)	0		(10)	0		0	0		0	(38)	1,292
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0		0	0		(4)	0		0	(4)	150
Other assets	1,511	54	(37)	218	(381)	37	(77)	1		24	0		0	0		0	(38)	1,312
of which loans held-for-sale [2]	1,350	44	(33)	204	(349)	37	(77)	0		(3)	0		0	0		0	(34)	1,139
Total assets at fair value	16,642	728	(482)	5,484	(6,419)	681	(1,406)	(10)		5	0		6	0		0	(393)	14,836
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0		21	0		0	0		(10)	(6)	460
Obligation to return securities received as collateral	46	0	(15)	49	(28)	0	0	0		0	0		0	0		0	(1)	51
Trading liabilities	3,226	114	(167)	16	(20)	471	(429)	(22)		(96)	0		(1)	0		0	(73)	3,019
of which interest rate derivatives	317	9	0	0	0	104	(25)	3		(129)	0		0	0		0	(7)	272
of which foreign exchange derivatives	100	18	0	0	0	1	0	0		(2)	0		0	0		0	(2)	115
of which equity/index-related derivatives	1,301	36	(112)	0	0	191	(214)	(18)		17	0		0	0		0	(30)	1,171
of which credit derivatives	898	46	(53)	0	0	112	(135)	(3)		33	0		0	0		0	(21)	877
Short-term borrowings	845	9	(93)	0	0	730	(490)	15		(69)	0		(5)	0		7	(17)	932
Long-term debt	12,501	544	(708)	0	0	1,491	(879)	14		(79)	0		0	(2)		(95)	(282)	12,505
of which structured notes over two years	12,259	538	(680)	0	0	1,293	(805)	14		(57)	0		0	(2)		(95)	(278)	12,187
Other liabilities	1,478	2	(1)	2	(58)	0	(27)	(2)		0	0		56	0		0	(30)	1,420
of which failed sales	223	0	0	2	(56)	0	0	0		2	0		0	0		0	(5)	166
Total liabilities at fair value	18,551	669	(984)	67	(106)	2,692	(1,825)	5		(223)	0		50	(2)		(98)	(409)	18,387
Net assets/(liabilities) at fair value	(1,909)	59	502	5,417	(6,313)	(2,011)	419	(15)		228	0		(44)	2		98	16	(3,551)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (3) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
1Q17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	0	(1)	0	0	0	0	0		0	0		0	0		0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(76)	0		0	0		0	0		0	(4)	120
Securities received as collateral	70	0	0	31	(66)	0	0	0		0	0		0	0		0	(1)	34
Debt	3,977	166	(401)	750	(1,774)	0	0	(1)		(85)	0		3	0		0	(79)	2,556
of which corporates	1,674	73	(184)	518	(700)	0	0	(2)		(55)	0		3	0		0	(43)	1,284
of which RMBS	605	85	(69)	20	(197)	0	0	5		(35)	0		0	0		0	(12)	402
of which CMBS	65	0	(15)	0	(11)	0	0	(3)		(4)	0		0	0		0	(2)	30
of which CDO	1,165	6	(115)	106	(839)	0	0	0		(2)	0		0	0		0	(20)	301
Equity	240	6	(2)	19	(92)	0	0	1		(19)	0		0	0		0	(4)	149
Derivatives	4,305	164	(549)	0	0	312	(524)	12		63	0		0	0		0	(65)	3,718
of which interest rate products	748	1	(2)	0	0	62	(70)	1		(49)	0		0	0		0	6	697
of which equity/index-related products	914	68	(38)	0	0	128	(221)	6		36	0		0	0		0	(17)	876
of which credit derivatives	688	96	(99)	0	0	31	(112)	4		(23)	0		0	0		0	(15)	570
Other	4,243	12	(36)	4,909	(5,617)	0	(213)	2		157	0		0	0		0	(88)	3,369
Trading assets	12,765	348	(988)	5,678	(7,483)	312	(737)	14		116	0		3	0		0	(236)	9,792
Investment securities	72	0	(17)	56	(14)	0	(34)	(1)		36	0		0	0		0	(2)	96
Equity	318	0	0	56	(81)	0	0	0		(8)	0		3	0		0	(3)	285
Life finance instruments	1,588	0	0	45	(105)	0	0	0		1	0		0	0		0	(34)	1,495
Other investments	1,906	0	0	101	(186)	0	0	0		(7)	0		3	0		0	(37)	1,780
Loans	6,585	199	(159)	2	(243)	538	(908)	(3)		96	0		0	0		0	(129)	5,978
of which commercial and industrial loans	3,816	117	(93)	2	(124)	204	(638)	(3)		51	0		0	0		0	(71)	3,261
of which financial institutions	1,829	82	0	0	(116)	332	(265)	0		12	0		0	0		0	(39)	1,835
Other intangible assets (mortgage servicing rights)	138	0	0	0	0	0	0	0		0	0		(5)	0		0	(3)	130
Other assets	1,679	17	(17)	147	(274)	201	(50)	4		(31)	0		1	0		0	(18)	1,659
of which loans held-for-sale	1,316	13	(17)	133	(242)	201	(50)	3		19	0		1	0		0	(8)	1,369
Total assets at fair value	23,390	564	(1,182)	6,015	(8,266)	1,077	(1,805)	14		210	0		2	0		0	(430)	19,589
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	0	0	0		(5)	0		0	0		4	23	432
Obligation to return securities received as collateral	70	0	0	31	(66)	0	0	0		0	0		0	0		0	(1)	34
Trading liabilities	3,737	123	(615)	57	(63)	248	(525)	0		84	0		1	0		0	(74)	2,973
of which interest rate derivatives	538	1	(4)	0	0	2	(165)	(2)		(32)	0		0	0		0	(9)	329
of which foreign exchange derivatives	150	10	0	0	0	0	(2)	0		(46)	0		0	0		0	(3)	109
of which equity/index-related derivatives	1,181	7	(56)	0	0	107	(152)	(7)		20	0		0	0		0	(22)	1,078
of which credit derivatives	851	101	(146)	0	0	76	(108)	9		(9)	0		0	0		0	(18)	756
Short-term borrowings	516	34	(3)	0	0	195	(128)	0		5	0		5	0		0	(10)	614
Long-term debt	13,415	439	(1,042)	0	0	907	(849)	39		417	0		0	4		80	(302)	13,108
of which structured notes over two years	12,434	346	(1,007)	0	0	816	(612)	38		424	0		0	4		80	(283)	12,240
Other liabilities	1,684	52	(13)	96	(53)	2	(38)	(7)		(21)	0		100	0		0	(32)	1,770
of which failed sales	219	12	0	93	(35)	0	0	0		4	0		0	0		0	(7)	286
Total liabilities at fair value	19,832	648	(1,673)	184	(182)	1,352	(1,540)	32		480	0		106	4		84	(396)	18,931
Net assets/(liabilities) at fair value	3,558	(84)	491	5,831	(8,084)	(275)	(265)	(18)		(270)	0		(104)	(4)		(84)	(34)	658
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	1Q18				1Q17
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	213	(44)	169	[1]	(288)	(104)	(392)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	150	(1)	149		(487)	(3)	(490)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 1Q18 were CHF 728 million, primarily from loans and trading assets. The transfers were primarily in the financing and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 1Q18 were CHF 482 million, primarily in trading assets and loans. The transfers were primarily in the fixed income, credit and financing businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price and earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate and basis spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques.

Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation, contingent probability and credit spreads.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and recovery rate.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, contingent probability, recovery rate, price, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), default rate, capitalization rate, discount rate, prepayment rate, gap risk, or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.

For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable inputs mean reversion and funding spread would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 1Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	51	–	–	–	–	–
Debt	2,010
of which corporates	1,187
of which	441	Option model	Correlation, in %	(60)	99	61
of which	359	Market comparable	Price, in %	0	104	82
of which	384	Discounted cash flow	Credit spread, in bp	0	2,030	189
of which RMBS	311	Discounted cash flow	Discount rate, in %	1	23	10
			Prepayment rate, in %	1	23	10
			Default rate, in %	0	9	4
			Loss severity, in %	0	100	54
of which CMBS	26	Discounted cash flow	Capitalization rate, in %	16	16	16
			Discount rate, in %	8	15	11
			Prepayment rate, in %	5	15	13
of which CDO	106	Discounted cash flow	Discount rate, in %	4	19	9
			Prepayment rate, in %	0	20	13
			Credit spread, in bp	465	667	555
			Default rate, in %	0	6	3
			Loss severity, in %	0	100	31
Equity	135
of which	71	Vendor price	Price, in actuals	0	4,057	18
of which	61	Market comparable	EBITDA multiple	2	8	7
			Price, in %	100	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,188
of which interest rate products	740	Option model	Correlation, in %		5	100	77
			Prepayment rate, in %		6	26	9
			Volatility skew, in %		(4)	6	(1)
of which equity/index-related products	874	Option model	Correlation, in %		(60)	99	73
			Volatility, in %		0	167	34
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	3	167	28
of which credit derivatives	658	Discounted cash flow	Credit spread, in bp		2	1,205	201
			Recovery rate, in %		0	55	19
			Discount rate, in %		1	27	13
			Default rate, in %		1	20	5
			Loss severity, in %		21	100	65
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	2,393
of which	1,133	Market comparable	Price, in %		0	115	18
of which	1,012	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	7,726
Investment securities	52	–	–		–	–	–
Private equity	23	–	–		–	–	–
Other equity investments	183	–	–		–	–	–
Life finance instruments	1,204	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,410
Loans	4,135
of which commercial and industrial loans	1,922
of which	1,594	Discounted cash flow	Credit spread, in bp		89	1,205	444
of which	324	Market comparable	Price, in %		0	100	61
of which financial institutions	1,292
of which	1,137	Discounted cash flow	Credit spread, in bp		34	1,406	541
Other intangible assets (mortgage servicing rights)	150	–	–		–	–	–
Other assets	1,312
of which loans held-for-sale	1,139
of which	779	Discounted cash flow	Credit spread, in bp		110	1,205	300
			Recovery rate, in %		18	87	73
of which	142	Market comparable	Price, in %		0	102	86
Total level 3 assets at fair value	14,836
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 1Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	460	–	–		–	–	–
Obligation to return securities received as collateral	51	–	–		–	–	–
Trading liabilities	3,019
of which interest rate derivatives	272
of which	191	Option model	Basis spread, in bp		(31)	39	7
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	26	8
of which	39	Market comparable	Price, in %		1	102	86
of which foreign exchange derivatives	115
of which	61	Option model	Correlation, in %		(10)	70	52
			Prepayment rate, in %		23	26	25
of which	39	Discounted cash flow	Contingent probability, in %		90	90	90
			Credit spread, in bp		19	785	197
of which equity/index-related derivatives	1,171	Option model	Correlation, in %		(60)	99	70
			Volatility, in %		0	167	28
			Buyback probability, in %	[2]	50	100	90
of which credit derivatives	877
of which	28	Option model	Funding spread, in bp		68	68	68
of which	678	Discounted cash flow	Credit spread, in bp		0	827	160
			Discount rate, in %		1	27	13
			Default rate, in %		1	20	5
			Recovery rate, in %		8	108	41
			Loss severity, in %		21	100	66
			Correlation, in %		38	82	52
			Prepayment rate, in %		0	14	6
of which	147	Market comparable	Price, in %		66	102	84
Short-term borrowings	932
of which	654	Option model	Correlation, in %		(40)	99	70
			Volatility, in %		3	167	29
of which	205	Discounted cash flow	Credit spread, in bp		1	250	83
			Recovery rate, in %		20	45	36
Long-term debt	12,505
of which structured notes over two years	12,187
of which	9,642	Option model	Correlation, in %		(60)	99	62
			Volatility, in %		0	167	25
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	3	167	28
			Mean reversion, in %	[4]	(110)	(1)	(10)
of which	1,901	Discounted cash flow	Credit spread, in bp		2	1,055	89
Other liabilities	1,420
of which failed sales	166
of which	51	Market comparable	Price, in %		0	101	42
of which	44	Discounted cash flow	Credit spread, in bp		1,070	1,406	1,281
Total level 3 liabilities at fair value	18,387
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q17	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,478
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,551
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation) and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades where the delivery or exercise and the premium payment are contingent on an event such as completion of an M&A deal or regulatory approval for a product.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	1Q18							4Q17
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	13		0		13	0		0		0		0	0
Equity funds	61		957	[1]	1,018	0		61		992	[2]	1,053	0
Equity funds sold short	0		(9)		(9)	0		0		(9)		(9)	0
Total funds held in trading assets and liabilities	74		948		1,022	0		61		983		1,044	0
Debt funds	163		32		195	0		164		75		239	0
Equity funds	2		0		2	0		2		53		55	0
Others	0		40		40	0		2		95		97	9
Hedge funds	165		72	[3]	237	0		168		223	[4]	391	9
Debt funds	1		0		1	1		1		0		1	0
Equity funds	140		0		140	45		141		0		141	64
Real estate funds	213		0		213	44		178		0		178	44
Others	29		4		33	18		31		0		31	15
Private equities	383		4		387	108		351		0		351	123
Equity method investments	63		988		1,051	25		71		1,051		1,122	5
Total funds held in other investments	611		1,064		1,675	133		590		1,274		1,864	137
Total fair value	685	[5]	2,012	[6]	2,697	133	[7]	651	[5]	2,257	[6]	2,908	137	[7]
1
55% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 36% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 8% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period primarily of more than 60 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 2% is redeemable on an annual basis with a notice period of more than 60 days.

3
76% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on demand with a notice period of less than 30 days and 7% is redeemable on a monthly basis with a notice period primarily of more than 60 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 265 million and CHF 229 million attributable to noncontrolling interests in 1Q18 and 4Q17, respectively.
6 Includes CHF 23 million and CHF 167 million attributable to noncontrolling interests in 1Q18 and 4Q17, respectively.
7 Includes CHF 54 million and CHF 53 million attributable to noncontrolling interests in 1Q18 and 4Q17, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
Nonrecurring fair value changes
end of	1Q18	4Q17
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	0.1
of which level 2	0.0	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	1Q18			4Q17
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	498	3,164	(2,666)	708	3,375	(2,667)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	85,086	84,961	125	77,498	76,643	855
Loans	14,717	15,010	(293)	15,307	15,372	(65)
Other assets [1]	9,416	11,816	(2,400)	8,468	10,910	(2,442)
Due to banks and customer deposits	(904)	(846)	(58)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(15,740)	(15,760)	20	(15,262)	(15,180)	(82)
Short-term borrowings	(11,535)	(12,017)	482	(11,019)	(11,104)	85
Long-term debt	(61,536)	(64,218)	2,682	(63,628)	(63,759)	131
Other liabilities	(595)	(1,659)	1,064	(661)	(1,716)	1,055
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	1Q18		1Q17
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	[1]	4	[1]
of which related to credit risk	1		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	398	[1]	478	[1]
Other investments	124	[2]	49	[2]
of which related to credit risk	(1)		2
Loans	313	[1]	515	[1]
of which related to credit risk	(55)		102
Other assets	162	[1]	118	[1]
of which related to credit risk	11		55
Due to banks and customer deposits	(14)	[2]	(14)	[2]
of which related to credit risk	(10)		2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(27)	[1]	(20)	[1]
Short-term borrowings	1,935	[2]	(116)	[2]
Long-term debt	480	[2]	(2,045)	[2]
of which related to credit risk	22		0
Other liabilities	50	[3]	113	[2]
of which related to credit risk	7		80
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and the cumulative amount that is attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	1Q18	Cumulative	1Q17		1Q18	1Q17
Financial instruments (CHF million)
Deposits	11	(40)	(4)		0	0
Short-term borrowings	18	(43)	0		1	0
Long-term debt	351	(2,162)	(522)		7	0
of which treasury debt over two years	211	(464)	(274)		0	0
of which structured notes over two years	126	(1,695)	(225)		7	0
Total	380	(2,245)	(526)		8	0
1 Amounts are reflected gross of tax.
Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
1Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	36,084	0	36,084	0	36,084
Loans	265,496	0	268,379	4,164	272,543
Other financial assets [1]	133,097	118,161	14,356	770	133,287
Financial liabilities
Due to banks and deposits	383,656	201,945	181,682	0	383,627
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,838	24	11,814	0	11,838
Short-term borrowings	20,336	0	20,334	0	20,334
Long-term debt	104,631	0	106,464	405	106,869
Other financial liabilities [2]	16,386	0	16,252	135	16,387
4Q17 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	260,093	0	264,290	3,212	267,502
Other financial assets [3]	170,870	109,645	60,469	1,109	171,223
Financial liabilities
Due to banks and deposits	372,867	201,575	171,281	0	372,856
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	14,871	0	14,870	0	14,870
Long-term debt	109,403	0	112,488	235	112,723
Other financial liabilities [3]	61,316	0	61,131	172	61,303
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3 4Q17 balances included brokerage receivables and payables, which, effective January 1, 2018, are no longer included due to the adoption of ASU 2016-01.

31 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	1Q18	4Q17
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	124,981	130,038
of which encumbered	64,482	73,189
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	1Q18	4Q17
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	459,783	433,190
of which sold or repledged	222,720	212,155
32 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.4 billion.
In 1Q18, the Group recorded net litigation provisions of CHF 134 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Bank loan litigation
On April 26, 2018, the United States Court of Appeals for the Ninth Circuit affirmed the granting of summary judgment for the Bank and other affiliates in the lawsuit filed by current or former homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer.
On April 2, 2018, the Bank affiliates’ motion for rehearing with the appeals court was denied in the action in Texas state court brought against Bank affiliates by entities related to Highland Capital Management LP. The Bank affiliates are preparing to file a request for review by the Texas Supreme Court.
Rates-related matters
SIBOR/SOR litigation
On April 12, 2018, the US District Court for the Southern District of New York (SDNY) issued a tentative ruling that it would dismiss plaintiffs’ claims for lack of capacity and failure to plead antitrust injury with the requisite specificity, but granted plaintiffs leave to amend.
Treasury markets litigation
On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing Credit Suisse International for lack of personal jurisdiction in the consolidated putative class action relating to the US treasury markets. The claims against Credit Suisse Securities LLC remain pending.
Foreign exchange litigation
On April 5, 2018, plaintiffs moved for leave to file a second consolidated class action complaint on behalf of indirect purchasers of foreign exchange instruments.
On April 12, 2018, the SDNY granted defendants’ motion to compel arbitration in the putative class action alleging improper practices in connection with electronic foreign exchange trading.
Write-downs litigation
On April 18, 2018, plaintiffs filed a consolidated amended complaint in the putative class action relating to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of Credit Suisse Group AG’s American Depositary Receipts.
XIV ETN litigation
In addition to the previously disclosed putative class actions relating to the VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), Credit Suisse AG was named in an individual civil action in US federal court that makes allegations similar to the two putative class actions. It is possible that additional individual and/or class actions could be brought against Credit Suisse AG and/or its affiliates and certain executives in the future.

33 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 1Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	948	3,504		4,452	182		(183)	4,451
Interest expense	(989)	(1,847)		(2,836)	(195)		165	(2,866)
Net interest income	(41)	1,657		1,616	(13)		(18)	1,585
Commissions and fees	903	2,103		3,006	7		33	3,046
Trading revenues	284	230		514	32		32	578
Other revenues	309	140		449	679	[2]	(701)	427
Net revenues	1,455	4,130		5,585	705		(654)	5,636
Provision for credit losses	0	48		48	0		0	48
Compensation and benefits	703	1,645		2,348	17		173	2,538
General and administrative expenses	418	1,405		1,823	(6)		(309)	1,508
Commission expenses	66	278		344	0		0	344
Restructuring expenses	60	52		112	0		32	144
Total other operating expenses	544	1,735		2,279	(6)		(277)	1,996
Total operating expenses	1,247	3,380		4,627	11		(104)	4,534
Income/(loss) before taxes	208	702		910	694		(550)	1,054
Income tax expense/(benefit)	39	260		299	0		63	362
Net income/(loss)	169	442		611	694		(613)	692
Net income/(loss) attributable to noncontrolling interests	0	0		0	0		(2)	(2)
Net income/(loss) attributable to shareholders	169	442		611	694		(611)	694
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 1Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	169	442		611	694	(613)	692
Gains/(losses) on cash flow hedges	0	(36)		(36)	3	0	(33)
Foreign currency translation	(360)	(135)		(495)	0	(7)	(502)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	(1)	(6)
Actuarial gains/(losses)	(1)	5		4	0	76	80
Net prior service credit/(cost)	0	0		0	0	(31)	(31)
Gains/(losses) on liabilities related to credit risk	(7)	325		318	34	39	391
Other comprehensive income/(loss), net of tax	(368)	154		(214)	37	76	(101)
Comprehensive income/(loss)	(199)	596		397	731	(537)	591
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	(18)		(21)	0	10	(11)
Comprehensive income/(loss) attributable to shareholders	(196)	614		418	731	(547)	602
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 1Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,261	2,782		4,043	127		(128)	4,042
Interest expense	(977)	(1,371)		(2,348)	(140)		79	(2,409)
Net interest income	284	1,411		1,695	(13)		(49)	1,633
Commissions and fees	1,039	1,966		3,005	7		34	3,046
Trading revenues	81	444		525	(3)		52	574
Other revenues	217	80		297	596	[2]	(612)	281
Net revenues	1,621	3,901		5,522	587		(575)	5,534
Provision for credit losses	2	51		53	0		0	53
Compensation and benefits	825	1,886		2,711	16		(22)	2,705
General and administrative expenses	473	1,200		1,673	(22)		(50)	1,601
Commission expenses	69	299		368	0		0	368
Restructuring expenses	29	65		94	0		43	137
Total other operating expenses	571	1,564		2,135	(22)		(7)	2,106
Total operating expenses	1,396	3,450		4,846	(6)		(29)	4,811
Income/(loss) before taxes	223	400		623	593		(546)	670
Income tax expense/(benefit)	(17)	114		97	(3)		(16)	78
Net income/(loss)	240	286		526	596		(530)	592
Net income/(loss) attributable to noncontrolling interests	(42)	40		(2)	0		(2)	(4)
Net income/(loss) attributable to shareholders	282	246		528	596		(528)	596
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 1Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	240	286		526	596	(530)	592
Gains/(losses) on cash flow hedges	0	(6)		(6)	2	0	(4)
Foreign currency translation	(365)	(123)		(488)	(1)	(11)	(500)
Unrealized gains/(losses) on securities	0	(2)		(2)	0	0	(2)
Actuarial gains/(losses)	4	8		12	0	91	103
Net prior service credit/(cost)	0	0		0	0	(39)	(39)
Gains/(losses) on liabilities related to credit risk	(16)	(347)		(363)	(124)	(26)	(513)
Other comprehensive income/(loss), net of tax	(377)	(470)		(847)	(123)	15	(955)
Comprehensive income/(loss)	(137)	(184)		(321)	473	(515)	(363)
Comprehensive income/(loss) attributable to noncontrolling interests	(39)	19		(20)	0	12	(8)
Comprehensive income/(loss) attributable to shareholders	(98)	(203)		(301)	473	(527)	(355)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,892	114,813		117,705	543	(84)	118,164
Interest-bearing deposits with banks	32	693		725	482	(477)	730
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	54,731	66,439		121,170	0	0	121,170
Securities received as collateral	5,434	35,793		41,227	0	0	41,227
Trading assets	21,461	119,119		140,580	0	(379)	140,201
Investment securities	48	2,096		2,144	17,602	(17,600)	2,146
Other investments	843	4,569		5,412	46,304	(46,229)	5,487
Net loans	11,885	276,496		288,381	0	(4,527)	283,854
Premises and equipment	999	3,395		4,394	0	283	4,677
Goodwill	705	3,263		3,968	0	699	4,667
Other intangible assets	186	26		212	0	0	212
Brokerage receivables	23,276	29,463		52,739	0	0	52,739
Other assets	9,436	23,136		32,572	445	761	33,778
Total assets	131,928	679,301		811,229	65,376	(67,553)	809,052
Liabilities and equity (CHF million)
Due to banks	167	18,687		18,854	1,024	(1,020)	18,858
Customer deposits	2	369,698		369,700	0	(1,318)	368,382
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13,040	14,539		27,579	0	0	27,579
Obligation to return securities received as collateral	5,434	35,793		41,227	0	0	41,227
Trading liabilities	11,606	33,184		44,790	0	(35)	44,755
Short-term borrowings	9,319	23,030		32,349	0	(477)	31,872
Long-term debt	51,216	114,020		165,236	21,272	(20,342)	166,166
Brokerage payables	17,232	20,606		37,838	0	0	37,838
Other liabilities	8,775	20,836		29,611	540	(473)	29,678
Total liabilities	116,791	650,393		767,184	22,836	(23,665)	766,355
Total shareholders' equity	15,038	28,269		43,307	42,540	(43,307)	42,540
Noncontrolling interests	99	639		738	0	(581)	157
Total equity	15,137	28,908		44,045	42,540	(43,888)	42,697

Total liabilities and equity	131,928	679,301		811,229	65,376	(67,553)	809,052
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q17	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	3,058	106,452		109,510	516	(211)	109,815
Interest-bearing deposits with banks	32	689		721	493	(488)	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,212	57,134		115,346	0	0	115,346
Securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading assets	24,602	132,172		156,774	0	(440)	156,334
Investment securities	245	1,944		2,189	15,612	(15,610)	2,191
Other investments	902	4,991		5,893	45,517	(45,446)	5,964
Net loans	12,456	270,781		283,237	0	(4,088)	279,149
Premises and equipment	1,001	3,444		4,445	0	241	4,686
Goodwill	722	3,314		4,036	0	706	4,742
Other intangible assets	195	28		223	0	0	223
Brokerage receivables	19,717	27,251		46,968	0	0	46,968
Other assets	11,217	19,739		30,956	389	726	32,071
Total assets	137,781	660,591		798,372	62,527	(64,610)	796,289
Liabilities and equity (CHF million)
Due to banks	270	15,141		15,411	755	(753)	15,413
Customer deposits	1	362,302		362,303	0	(1,141)	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,352	11,144		26,496	0	0	26,496
Obligation to return securities received as collateral	5,422	32,652		38,074	0	0	38,074
Trading liabilities	6,549	32,583		39,132	0	(13)	39,119
Short-term borrowings	12,224	14,154		26,378	0	(489)	25,889
Long-term debt	50,396	121,646		172,042	19,357	(18,367)	173,032
Brokerage payables	21,585	21,718		43,303	0	0	43,303
Other liabilities	10,454	21,229		31,683	513	(584)	31,612
Total liabilities	122,253	632,569		754,822	20,625	(21,347)	754,100
Total shareholders' equity	15,409	27,261		42,670	41,902	(42,670)	41,902
Noncontrolling interests	119	761		880	0	(593)	287
Total equity	15,528	28,022		43,550	41,902	(43,263)	42,189

Total liabilities and equity	137,781	660,591		798,372	62,527	(64,610)	796,289
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-Abuse Tax
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CARMC	Capital Allocation & Risk Management Committee
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CECL	Current expected credit loss
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CMS	Constant maturity swap
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
D
DFS	New York State Department of Financial Services
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EDNY	US District Court for the Eastern District of New York
EMEA	Europe, Middle East and Africa
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OFAC	Office of Foreign Assets Control
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIBOR	Singapore Interbank Offered Rate
SNB	Swiss National Bank
SOR	Singapore Swap Offer Rate
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	1Q18	2017		2016		2015
Share price (common shares, CHF)
Average	17.41	15.11		13.71		23.85
Minimum	15.78	13.04		9.92		18.22
Maximum	18.61	17.84		21.31		27.89
End of period	15.99	17.40		14.61		21.69
Share price (American Depositary Shares, USD)
Average	18.32	15.35		13.88		25.43
Minimum	16.55	13.37		10.21		20.48
Maximum	19.98	18.02		21.36		29.69
End of period	16.79	17.85		14.31		21.69
Market capitalization
Market capitalization (CHF million)	40,871	44,475		30,533		42,456
Market capitalization (USD million)	42,915	45,625		29,906		42,456
Dividend per share (CHF)
Dividend per share	–	0.25	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of May 2, 2018	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Stable
Rating and Investment Information	–	A	Negative
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A	Stable
Fitch Ratings	F1	A	Stable

Financial calendar and contacts
Financial calendar
Second quarter results 2018	Tuesday, July 31, 2018

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170, USA
Overnight correspondence address	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845, USA
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of			Average in
	1Q18	4Q17	1Q17	1Q18	4Q17	1Q17
1 USD / CHF	0.95	0.98	1.00	0.95	0.98	1.00
1 EUR / CHF	1.18	1.17	1.07	1.16	1.16	1.07
1 GBP / CHF	1.34	1.32	1.25	1.32	1.32	1.25
100 JPY / CHF	0.90	0.87	0.90	0.87	0.87	0.89

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

Credit Suisse Annual Reporting Suite

Our 2017 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520144 English / 229006E